5


06012254

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME General Minerals Corp

*CURRENT ADDRESS

**FORMER NAME



**NEW ADDRESS

FILE NO. 82- 34810 FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/5/06

12g3-2(b): 82-34810

AR/S
12-31-05

General Minerals Corporation

Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars)

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of General Minerals Corporation have been prepared by and are the responsibility of the management of the Company. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management's best estimates and judgement based on currently available information.

The Audit Committee of the Board of Directors, consisting of three independent directors, meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company's independent auditors, PricewaterhouseCoopers LLP, who are appointed by the shareholders, conducted an audit in accordance with Canadian generally accepted auditing standards. Their report outlines the scope of their audit and gives their opinion on the consolidated financial statements.

Management has developed and maintains a system of internal controls to provide reasonable assurance that the Company's assets are safeguarded, transactions are authorized and financial information is accurate and reliable.

(Signed) "Ralph G. Fitch"
President, Chief Executive Officer
and Chairman

(Signed) "William Filtness"
Chief Financial Officer

Vancouver, B.C., Canada
March 10, 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

Auditors' Report

To the Shareholders of
General Minerals Corporation

We have audited the consolidated balance sheets of **General Minerals Corporation** as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
March 10, 2006

General Minerals Corporation
Consolidated Balance Sheets
As at December 31, 2005 and 2004

(expressed in Canadian dollars)

	2005 $	2004 $
Assets		
Current assets		
Cash and cash equivalents	8,406,907	5,917,495
Prepaids and other	64,598	78,426
Investments (note 3)	164,850	2,611,800
	8,636,355	8,607,721
Investments (note 3)	-	3,160,000
Mining properties and equipment		
Mining claims and deferred exploration (note 4)	2,196,986	1,876,847
Reclamation deposit	18,925	18,925
Equipment (note 5)	113,517	30,862
	2,329,428	1,926,634
Goodwill (note 6)	234,800	234,800
	11,200,583	13,929,155
Liabilities		
Current liabilities		
Accounts payable	230,253	107,614
Minority interest	131,545	229,172
	361,798	336,786
Shareholders' Equity (note 7)		
Capital stock	61,242,312	60,694,234
Fair value of options and warrants	842,351	669,454
Deficit	(51,245,878)	(47,771,319)
	10,838,785	13,592,369
	11,200,583	13,929,155

On behalf of the Board

(signed) "Michael Winn" (signed) Terrence A. Lyons"

The accompanying notes are an integral part of these consolidated financial statements.

General Minerals Corporation

Consolidated Statements of Operations and Deficit

For the years ended December 31, 2005 and 2004

(expressed in Canadian dollars)

	2005 $	2004 $
General and administrative expenses		
Consulting	26,893	50,912
Directors' fees	65,000	56,500
Filing fees and transfer agent	36,846	43,630
Office and miscellaneous	234,907	205,587
Professional fees	358,278	270,650
Shareholder information	167,728	109,718
Stock-based compensation	192,600	414,672
Travel and promotion	28,087	40,083
Wages and benefits	257,683	193,809
	1,368,022	1,385,561
Other (income) and expenses		
Depreciation and amortization	29,207	8,421
Foreign currency loss	252,164	243,489
Gain on asset disposals	-	(101,411)
Gain on disposal of investments	(542,092)	(251,727)
Interest and other income	(213,362)	(123,016)
Minority interest	(97,627)	(25,628)
Reconnaissance expense	756,856	169,957
Writedown of investments	1,480,000	1,840,000
Writedown of mining claims	441,391	163,911
	2,106,537	1,923,996
Loss for the year	3,474,559	3,309,557
Deficit - Beginning of year	47,771,319	44,461,762
Deficit - End of year	51,245,878	47,771,319
Basic and diluted loss per share	0.38	0.37
Weighted average shares outstanding during the year	9,109,940	8,934,964

The accompanying notes are an integral part of these consolidated financial statements.

General Minerals Corporation

Consolidated Statements of Cash Flows

For the years ended December 31, 2005 and 2004

(expressed in Canadian dollars)

	2005 $	2004 $
Cash flows from operating activities		
Loss for the year	(3,474,559)	(3,309,557)
Items not affecting cash		
Depreciation and amortization	29,207	8,421
Gain on asset disposals	-	(101,411)
Gain on disposal of investments	(542,092)	(251,727)
Minority interest	(97,627)	(25,628)
Stock-based compensation	192,600	414,672
Writedown of investments	1,480,000	1,840,000
Writedown of mining claims	441,391	163,911
	(1,971,080)	(1,261,319)
Changes in non-cash working capital		
Decrease (increase) in prepaids and other	13,828	(25,747)
Increase (decrease) in accounts payable	122,639	(15,464)
	(1,834,613)	(1,302,530)
Cash flows from investing activities		
Deferred exploration expenditures	(967,939)	(1,577,317)
Option payments received for mining claims	206,409	-
Cash acquired on acquisition of subsidiaries	-	10,000
Reclamation deposits	-	(18,925)
Purchase of equipment	(111,862)	(34,184)
Purchase of investments	(1,600,000)	-
Proceeds on disposal of assets	-	101,411
Proceeds on disposal of investments	6,269,042	1,509,927
	3,795,650	(9,088)
Cash flows from financing activities		
Proceeds from issuance of capital stock	528,375	30,800
Share issue costs	-	(12,036)
	528,375	18,764
Increase (decrease) in cash and cash equivalents	2,489,412	(1,292,854)
Cash and cash equivalents - Beginning of year	5,917,495	7,210,349
Cash and cash equivalents - End of year	8,406,907	5,917,495

Supplemental cash flow information (note 12)

The accompanying notes are an integral part of these consolidated financial statements.

(expressed in Canadian dollars)

1 Organization and nature of operations

General Minerals Corporation (the Company) was incorporated under the Canada Business Corporations Act on August 19, 1994.

The Company's principal activities include the acquisition, exploration and development of mineral properties. The principal countries where the Company is undertaking exploration activities include the United States, Bolivia, Chile, Mongolia, and Mexico. Property interests in these countries are held through various wholly and majority owned subsidiaries.

The recoverability of amounts shown as mining claims and deferred exploration costs is dependent upon the discovery of economically recoverable reserves, the Company's ability to obtain financing to develop the properties, and the ultimate realization of profits through future production or sale of properties. These and other uncertainties could adversely affect the future carrying value of mining properties and deferred exploration costs.

2 Significant accounting policies

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Mining properties and deferred exploration

Mining properties and deferred exploration costs include direct and indirect acquisition and exploration costs associated with specific mineral exploration properties. Depletion of these amounts will be recognized using the unit of production basis at such time as commercial production commences or is charged against operations in the event a property is sold. Capitalized costs relating to abandoned properties will be charged against operations in the period of abandonment. Recoveries from joint venture participants are offset against the deferred exploration costs for the related projects. Any recoveries in excess of deferred exploration costs will be credited to the consolidated statements of operations and deficit. Payments from joint venture participants received as consideration for the inception of joint venture agreements are recorded in the statement of operations and deficit as joint venture bonus receipts.

The Company reviews capitalized costs on its mineral properties on a periodic basis and will recognize an impairment in value based upon current exploration or production results, if any, and upon management's assessment of the future probability of profitable revenues from the property or from sale of the property.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and regulatory requirements.

(expressed in Canadian dollars)

Equipment

Equipment is carried at cost. Depreciation is computed using the straight-line method over estimated useful lives of three to five years.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments held in the form of high quality commercial paper, bankers acceptances, money market investments and certificates of deposit. These investments are stated at cost plus accrued interest which, due to the short-term maturity of these financial instruments, approximates their fair value. Investments of cash are of sufficient quality and diversity to ensure a high probability of liquidity at the accrued value, at such times as needed to meet financial obligations. Furthermore, the investment terms are less than three months at the time of acquisition. The Company's funds are held in a major Canadian bank and several other major foreign banks.

Reporting currency

Reporting currency for the Company is the Canadian dollar. United States currency reflected in these financial statements is denoted as US$.

Foreign currency

Foreign currency amounts relating to the Company's foreign operations included in these consolidated financial statements are translated using the temporal method of accounting. Under this method, monetary assets and liabilities are translated at the rate of exchange prevailing at the end of the period. Non-monetary assets and liabilities are translated at the rates of exchange prevailing when the assets were acquired or the liabilities incurred. Revenue and expense items are translated using the average rate of exchange during the financial statement periods. Gains and losses resulting from the translation of transactions and balances denominated in foreign currencies are included in the determination of net income.

Income taxes

The Company applies the liability method of measuring income taxes based on temporary differences between the financial reporting and tax bases of assets and liabilities. Future income tax assets and liabilities are measured using enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

Loss per share

Loss per share is determined using the weighted average number of shares outstanding during the year. Diluted loss per share is determined using the treasury method. All outstanding options and warrants are anti-dilutive, and therefore have no effect on determination of loss per share.

(expressed in Canadian dollars)

Estimates by management

Estimates by management represent an integral component of financial statements prepared in conformity with generally accepted accounting principles. The estimates made in these financial statements reflect management's judgments based on past experiences, present conditions, and expectations of future events. Where estimates were made, the reported amounts for assets, liabilities, revenues and expenses may differ from the amounts that would otherwise be reflected if the ultimate outcome of all uncertainties and future events were known at the time these financial statements were prepared. Significant estimates include the recoverability of mining claims and deferred exploration expenditures, the physical and economic lives of equipment and the variables in calculating the fair value of stock based compensation.

Stock-based compensation plans

The Company has an employee stock option plan. The fair value of all stock options granted is recorded as a charge to operations and a credit to fair value of stock options and warrants over the period the stock options are outstanding. Any consideration paid on exercise of stock options is credited to share capital.

Investments

Portfolio investments that are not available for sale are recorded at cost unless an impairment in value which is other than temporary has been determined, at which time they are written down to market value. Available for sale investments are valued at the lower of cost and market value.

Fair value of financial instruments

The fair values of cash and cash equivalents, prepaids, accounts payable and accrued liabilities approximate their book value due to their short-term nature.

A substantial portion of the Company's financial assets and liabilities is denominated in foreign currencies giving rise to risks from changes in foreign exchange rates. The Company does not use derivative financial instruments to reduce its foreign exchange exposure.

Goodwill

Goodwill is the excess of the cost of acquired enterprises over the net of the amounts assigned to assets acquired and liabilities assumed. Goodwill is not amortized. It is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that it is impaired.

Asset retirement obligations

The Company has adopted the provisions of Canadian Institute of Chartered Accountants (CICA) Handbook Section 3110 for asset retirement obligations in relation to future mine site reclamation and closure costs. This standard focuses on the recognition, measurement and disclosure of legal obligations and costs associated with the retirement of long-lived capital assets that result from the acquisition, construction, development or normal operation of those assets.

(expressed in Canadian dollars)

Under this standard, the Company recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be determined. The liability is measured at fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The fair value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset when incurred and amortized to earnings over the asset's estimated useful life. Adoption of this standard did not have a material impact on the Company's financial statements.

Variable interest entities

The Company has adopted Accounting Guideline 15 (AcG-15) "Consolidation of Variable Interest Entities (VIE)" effective January 1, 2005, whereby the guideline establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a VIE and requires a VIE to be consolidated if a company is at risk of absorbing the VIE's expected losses, or is entitled to receive the majority of the VIE's expected residual returns, or both. The adoption of AcG-15 has not had a material impact on the Company's financial statements.

3 Investments

	2005 $	2004 $
392,500 (2004 - 4,000,000) common shares of Esperanza Silver Corporation (market value $333,625 (2004 - 1,880,000))	164,850	3,160,000
Nil (2004 – 220,400) common shares of Lumina Copper Corporation (market value $nil (2004 - $1,267,300))	-	991,800
Nil (2004 - 500,000) warrants of Lumina Copper Corporation, exercisable at $3.20 per share on or before December 19, 2007	-	1,620,000
	164,850	5,771,800
Less: Current portion	(164,850)	(2,611,800)
	-	3,160,000

During 2005, the Company exercised 500,000 warrants of Lumina Copper Corporation (Lumina) at a cost of $1,600,000, and disposed of its remaining interest in Lumina for net proceeds of $4,847,996. The Company recognized a gain of $636,196 on this disposal.

During the second quarter of 2005, management reviewed the carrying value of the Company's investments, and wrote down the investment in Esperanza Silver Corporation (Esperanza) by $1,480,000 (2004 - $1,840,000) to reflect an impairment in value. During the remainder of 2005, the Company disposed of 3,607,500 shares of Esperanza for net proceeds of $1,421,046. The Company recognized a loss of $94,104 on this disposal.

(expressed in Canadian dollars)

4 Mining claims and deferred exploration

The amounts shown as mining claims and deferred exploration as at December 31, 2005 and 2004 related to the following regions:

	United States $	Bolivia $	Chile $	Mongolia $	Mexico $	Total $
December 31, 2003	318,743	144,698	-	-	-	463,441
Exploration	1,001,565	352,477	186,943	36,332	-	1,577,317
Writedown	(163,911)	-	-	-	-	(163,911)
December 31, 2004	1,156,397	497,175	186,943	36,332	-	1,876,847
Exploration	571,991	132,863	67,943	22,190	172,952	967,939
Option payments received	(43,173)	(88,757)	(74,479)	-	-	(206,409)
Writedown	(338,379)	(103,012)	-	-	-	(441,391)
December 31, 2005	1,346,836	438,269	180,407	58,522	172,952	2,196,986

The Company is subject to various option and lease agreements in connection with the acquisition of mineral interests. These agreements generally require the Company to make periodic payments over a varying number of years to maintain its interests. The Company can cancel these agreements at any time without completing the remaining payments and without penalty.

During 2005, the Company wrote off $441,391 (2004 - $163,911) in deferred property expenditures in respect of certain of its properties, due to the future uncertainty of those projects.

(expressed in Canadian dollars)

Mining claims and deferred exploration costs are associated with the following projects as of December 31, 2005 and 2004:

	2005 $	2004 $
Bluebird, U.S.	60,213	-
Cerro Negro, Mexico	56,316	-
Diamante Azul, Bolivia	-	103,012
Dragoon, U.S. (d)	212,560	170,459
Escalones, Chile (c)	180,407	186,943
Gold Coin, U.S.	273,922	221,450
Gold Hill, U.S.	-	116,954
Gold Lake, U.S.	180,477	-
Laurani, Bolivia	227,416	166,251
Malku Khota, Bolivia (b)	210,320	227,378
Markham Wash, U.S.	378,590	246,922
Monitor, U.S. (a)	229,864	254,505
Oro, U.S.	-	146,641
Other *	186,901	36,332
	2,196,986	1,876,847

* These expenditures are in respect of several newly-acquired mineral properties located in the United States, Mongolia, and Mexico.

During 2005, the Company optioned four of its properties to partners:

a) The Company entered into an option agreement with Teck Cominco American Incorporated (TCAI), a wholly owned subsidiary of Teck Cominco Limited, whereby TCAI can earn up to a 65% joint venture interest in the Monitor copper-silver property located in Pinal County, Arizona.

To complete an initial earn-in to 51%, TCAI must incur expenditures of US$3,000,000 on the Monitor property within five years of February 8, 2005, of which US$250,000 is a guaranteed commitment in the first year. In addition, the agreement calls for cash option payments of US$35,000 on signing (paid) and US$50,000 per year over the term of the option for total cash payments of US$285,000. Upon completing the initial earn-in, TCAI has two additional options under which it may earn up to an additional 14% interest (for an aggregate 65% interest) in the property by spending an additional US$4,000,000 and completing a feasibility study.

b) The Company entered into an agreement with Apex Silver Mines Ltd. (Apex) and its wholly owned subsidiary SILEX Bolivia S.A. (SILEX), whereby SILEX can earn up to a 70% joint venture interest in the Malku Khota silver-gold property located in the Department of Potosi in west central Bolivia.

(expressed in Canadian dollars)

To complete an initial earn-in to 51%, SILEX must incur expenditures of US$4,000,000 on the Malku Khota property within five years and nine months of February 18, 2005, of which US$250,000 is a guaranteed commitment in the first nine months. In addition, the agreement calls for payments of US$75,000 on or before nine months of signing the agreement (paid) and an aggregate total of a further US$175,000 over the next three years to maintain the option. Upon completing the initial earn-in, SILEX may elect to earn an additional 19% interest (for an aggregate 70% interest) by expending a further US$7,000,000.

Subsequent to December 31, 2005, the agreement with SILEX was terminated. (See note 13(b)).

c) The Company entered into a letter agreement with Minera Aurex (Chile) Limitada (Aurex), a Chilean subsidiary of Phelps Dodge Corporation, whereby Aurex can earn up to a 72% joint venture interest in the Escalones property, Chile.

   To complete an initial earn-in to 60% Aurex must incur expenditures of US$4,000,000 on the Escalones property within five years of June 1, 2005. Aurex must expend a minimum of US$500,000 per year and pay the Company US$10,000 (paid) plus US$250,000 in five equal annual instalments (US$50,000 (paid)) to maintain the option. Upon completing the initial earn-in within the five year period, Aurex may elect to earn an additional 12% interest (for an aggregate 72% interest) by completing a feasibility study within seven years.

   By letter agreement dated December 27, 2005, the Company agreed to defer the first year US$500,000 exploration expenditure requirement and the first year US$50,000 option payment until June 1, 2010.

d) The Company entered into a letter agreement with BHP Billiton whereby BHP Billiton can earn up to a 70% joint venture interest in the Dragoon porphyry copper property located in southern Arizona.

   To complete an initial earn-in to 51%, BHP Billiton must incur expenditures of US$3,000,000 on the Dragoon property within five years of April 27, 2005, of which US$100,000 is a guaranteed commitment in the first year. In addition, the agreement calls for payments of US$50,000 on or before 13 months of the effective date of the agreement and an aggregate total of a further US$200,000 over the next four years to maintain the option. Upon completing the initial earn-in, BHP Billiton may elect to earn an additional 9% interest (for an aggregate 60% interest) by expending a further US$1,000,000. BHP Billiton may also increase its interest by a further 10% to a total of 70% by completing a feasibility study or spending at least US$15,000,000 on a feasibility study.

The Company has no significant asset retirement obligations.

(expressed in Canadian dollars)

5 Equipment

Equipment consists of the following as at December 31, 2005 and 2004:

	2005			2004		
	Cost $	Accumulated depreciation $	Net book value $	Cost $	Accumulated depreciation $	Net book value $
Equipment	21,244	5,358	15,886	64,584	58,852	5,732
Computer hardware	76,833	53,034	23,799	141,018	115,888	25,130
Computer software	3,366	2,817	549	-	-	-
Vehicles	84,943	11,660	73,283	-	-	-
	186,386	72,869	113,517	205,602	174,740	30,862

6 Acquisition of subsidiaries

a) During 2004, the Company entered into an agreement with Afghan Minerals Inc. (AMI), a start-up exploration company, to acquire a 51% interest in AMI through the purchase of 1,041,700 units at $0.24 per unit. Each unit consisted of one common share and one warrant exercisable to acquire one share at $0.30 for a period of five years. The Company's investment in AMI is part of its strategy of funding the property acquisition efforts of entrepreneurial geologists. The accounting goodwill of $117,400 was attributable to AMI's management team, including its connection to Afghanistan. The acquisition was accounted for using the purchase method, as follows:

	$
Net assets acquired	
Cash	60,000
Amount due from General Minerals	200,000
Goodwill	117,400
Minority interest	(127,400)
	250,000
Consideration given	
Cash	50,000
Amount due to AMI	200,000
	250,000
Net cash acquired	10,000

(expressed in Canadian dollars)

b) During 2004, the Company entered into an agreement with Foundation Resources Ltd. (Foundation), a start-up exploration company, to acquire a 51% interest in Foundation through the purchase of 1,041,700 units at $0.24 per unit. Each unit consisted of one common share and one warrant exercisable to acquire one share at $0.30 for a period of five years. The Company's investment in Foundation is part of its strategy of funding the property acquisition efforts of entrepreneurial geologists. The accounting goodwill of $117,400 was attributable to Foundation's management team, including its connection to Mongolia. The acquisition was accounted for using the purchase method, as follows:

	$
Net assets acquired	
Other working capital	10,000
Amount due from General Minerals	250,000
Goodwill	117,400
Minority interest	(127,400)
	250,000
Consideration given	
Amount due to Foundation	250,000
Net cash acquired	-

(expressed in Canadian dollars)

7 Shareholders' equity

Authorized
Unlimited common shares with no par value

The holders of the common shares are entitled to one vote per share. The holders of the common shares are entitled to dividends, when and if declared by the directors of the Company, and to the distribution of the residual assets of the Company in the event of the liquidation, dissolution or winding-up of the Company. No dividends have been declared or paid as at December 31, 2005 (2004 - $nil).

	Number of common shares	Amount $
Balance - December 31, 2003	8,915,577	60,675,470
Exercise of warrants	22,000	30,800
Share issue costs	-	(12,036)
Balance - December 31, 2004	8,937,577	60,694,234
Exercise of warrants	325,000	500,500
Exercise of stock options	22,500	47,578
Balance - December 31, 2005	9,285,077	61,242,312

Stock options

The Company established a share option plan (the Plan) during 1995 for the benefit of employees and directors of the Company and designated affiliated companies. The maximum number of shares available under the Plan is limited to 12.5% of the issued common shares at the time of granting of options. The schedules of stock option activity under the Plan for 2005 and 2004 are:

	2005		2004	
	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $
Options outstanding - Beginning of year	787,000	3.45	365,000	5.97
Options granted	220,000	1.75	424,000	1.30
Options exercised	(22,500)	1.24	-	-
Options cancelled or expired	(85,000)	18.24	(2,000)	6.80
Options outstanding - End of year	899,500	1.69	787,000	3.45
Options exercisable - End of year	814,500	1.69	747,000	2.16

(expressed in Canadian dollars)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2005:

	Options outstanding			Options exercisable	
Range of exercise prices $	**Number of options outstanding**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price $**	**Number of options exercisable**	**Weighted average exercise price $**
0.85 to 2.20	822,500	3.5	1.39	737,500	1.35
4.70 to 5.00	77,000	5.0	4.97	77,000	4.97
0.85 to 5.00	899,500	3.6	1.69	814,500	1.66

During 2005, the Company issued stock options to directors, officers and consultants. The fair value cost of these options amounts to $229,555 of which $192,600 (2004 - $414,672) was recorded as a charge to operations in the year and credited to fair value of options and warrants within shareholders' equity.

The fair values of options have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows: average risk-free interest rate - 3.2% (2004 - 3.9%); expected life - 5 years; expected volatility - 70% (2004 - 99%); and expected dividends - $nil.

Share warrants

	2005		2004	
	Number of shares	**Weighted average exercise price $**	**Number of shares**	**Weighted average exercise price $**
Warrants outstanding - Beginning of year	4,393,000	2.55	4,705,000	2.61
Warrants exercised	(325,000)	1.54	(22,000)	1.40
Warrants expired	-	-	(290,000)	4.28
Warrants outstanding - End of year	4,068,000	2.70	4,393,000	2.55

The following table summarizes information about warrants outstanding and exercisable at December 31, 2005:

Warrants	**Exercise price $**	**Expiry**
2,000,000	3.75	December 11, 2006
2,068,000	1.69 to 2.05	June 25, 2008

(expressed in Canadian dollars)

8 Income taxes

a) Tax rate reconciliation

A reconciliation between the Company's statutory and effective tax rates are as follows:

	2005	2004
Tax rate	34.86%	35.62%
	$	$
Loss for the year	(3,474,559)	(3,309,557)
Provision for income taxes based on statutory Canadian combined federal and provincial income tax rates	(1,211,231)	(1,178,864)
Differences in foreign tax rates	549,768	691,764
Losses for which no tax benefit has been recognized	661,463	487,100
Recovery of income taxes	-	-

b) The Company has Canadian non-capital loss carry-forwards of $2,946,000 (2004 - $4,566,000), and U.S. tax losses of $2,659,000 (2004 - $2,307,000) that may be available for tax purposes. The non-capital losses expire as follows:

	Canada $	United States $	Total $
2006	746,000	-	746,000
2007	252,000	-	252,000
2008	574,000	-	574,000
2009	197,000	-	197,000
2010	540,000	-	540,000
2014	450,000	-	450,000
2015	187,000	-	187,000
2018	-	124,000	124,000
2019	-	97,000	97,000
2020	-	333,000	333,000
2021	-	919,000	919,000
2022	-	158,000	158,000
2023	-	249,000	249,000
2024	-	351,000	351,000
2025	-	428,000	428,000
	2,946,000	2,659,000	5,605,000

(expressed in Canadian dollars)

c) The significant components of the Company's future tax asset, assuming a future tax rate of 34.12% (2004 - 35.62%), are as follows:

	2005 $	2004 $
Excess of tax basis over carrying value of assets	536,114	370,335
Operating loss carry-forwards	1,909,109	2,410,847
	2,445,223	2,781,182
Valuation allowance for future tax assets	(2,445,223)	(2,781,182)
	-	-

9 Related party transactions

a) During 2005, legal fees totaling $80,174 (2004 - $56,707) were charged by a legal firm in which a director is a partner.

b) During 2005, consulting fees totaling $160,161 (2004 - $25,276) were charged by officers of the Company. Of this amount, $87,347 (2004 - $11,874) was charged to loss as reconnaissance expense and $72,814 (2004 - $13,402) was deferred and included in property costs. As at December 31, 2005, an amount of $11,438 (2004 - $7,532) was included in prepaid advances.

c) Included in accounts payable as at December 31, 2005 was $39,959 (2004 - $20,797) payable to related parties.

d) Transactions with related parties are recorded at the exchange amount, being the price agreed between the parties.

10 Segment information

The Company's operations are limited to a single industry segment. Geographic segment information as at December 31, 2005 and 2004 includes.

Identifiable assets	2005 $	2004 $
Canada	8,307,998	4,349,482
United States	1,495,824	1,233,983
Chile	275,592	218,709
Bolivia	488,342	552,916
Caribbean	350,160	7,527,147
Mexico	191,209	-
Other	91,458	46,918
Total assets	11,200,583	13,929,155

(expressed in Canadian dollars)

11 Commitments

The Company is committed under the terms of an office lease agreement for the following annual rent and estimated operating costs:

	$
Year ending December 31	
2006	19,300
2007	6,500

12 Supplemental cash flow information

	2005 $	2004 $
Minority interest on acquisition of subsidiaries	-	254,800
Goodwill on acquisition of subsidiaries	-	(234,800)
Receivables acquired on acquisition of subsidiaries	-	(10,000)
Reclassification of investments from long-term to current	164,850	2,611,800
Contributed surplus on exercise of stock options	19,703	-
Interest revenue received	213,362	92,755

13 Subsequent events

a) Subsequent to December 31, 2005, the Company entered into an option agreement with Teck Cominco American Incorporated (TCAI), a wholly owned subsidiary of Teck Cominco Limited, whereby TCAI can earn up to a 65% joint venture interest in the Markham Wash copper property located in Graham County, Arizona.

To complete an initial earn-in to 51%, TCAI must incur expenditures of US$3,500,000 on the Markham Wash property within five years of the effective date of which US$250,000 is a guaranteed commitment in the first year. TCAI will reimburse the Company US$27,920 in land holding costs paid by the Company as part of its first year expenditure obligation. Following its exercise of the option to earn an initial 51% interest, TCAI may elect to earn an additional 9% interest by expending US$4,000,000 on the property over 2 years. Thereafter, TCAI may make a separate election to earn an additional 5% interest by funding a feasibility study.

(expressed in Canadian dollars)

b) Subsequent to December 31, 2005, the Company announced the termination of its agreement with Apex Silver Mines Ltd. and its wholly owned subsidiary SILEX Bolivia S.A. (SILEX) on the Malku Khota property. After completing an initial drill program and resampling an existing tunnel, SILEX elected to not proceed with the project. Management of the Company is reviewing the exploration results to determine the next phase of work.

General Minerals Corporation

Consolidated Schedule of Deferred Exploration Expenditures

For the year ended December 31, 2005

(expressed in Canadian dollars)

	U.S. properties $	Bolivia properties $	Chile properties $	Mongolia properties $	Mongolia properties $	Total $
Balance at December 31, 2004	1,156,397	497,175	186,943	36,332	-	1,876,847
Land payments	200,481	34,045	8,102	1,910	42,555	287,093
Laboratory	27,851	127	-	5,943	3,047	36,968
Field supplies	4,346	450	401	-	2,204	7,401
Consulting and supervision	52,907	51,519	41,846	-	2,754	149,026
Maps and reproduction	276	15,700	286	-	39	16,301
Surveying	6,489	231	33	-	-	6,753
Geological consulting	170,271	22,352	14,069	12,593	83,785	303,070
Geophysical	43,323	-	606	0	15,373	59,302
Travel and accommodation	66,047	8,439	2,600	1,744	23,195	102,025
	571,991	132,863	67,943	22,190	172,952	967,939
Less						
Option payments received	(43,173)	(88,757)	(74,479)	-	-	(206,409)
Writedowns during the year	(338,379)	(103,012)	-	-	-	(441,391)
	190,439	(58,906)	(6,536)	22,190	172,952	320,139
Balance at December 31, 2005	1,346,836	438,269	180,407	58,522	172,952	2,196,986

General Minerals Corporation

Management's Discussion and Analysis of Financial Position and Results of Operations ("MD&A")

The following information, prepared as of March 14, 2006, should be read in conjunction with the audited consolidated financial statements of General Minerals Corporation for the year ended December 31, 2005 which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in Canadian dollars unless otherwise indicated.

Forward-Looking Statements

Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as "plans", "intends", "anticipates", "should", "estimates", "expects", "believes", "indicates", "suggests" and similar expressions.

This MD&A and in particular the "Outlook" section, contains forward-looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors. Information concerning the interpretation of drill results may also be considered a forward-looking statement, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.

It is important to note that:

- Unless otherwise indicated, forward-looking statements in this MD&A describe the Company's expectations as of March 14, 2006.
- Readers are cautioned not to place undue reliance on these statements as the Company's actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company's business, or if the Company's estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking statements will materialize.
- The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

For a description of material factors that could cause the Company's actual results to differ materially from the forward-looking statements in this MD&A, please see "Risks and Uncertainties".

General

The Company has carried out reconnaissance in North and South America and has identified and acquired a number of mineral properties. Four of these properties are currently under option to partners who will fund further exploration and add their expertise to the projects. The mineral exploration business is high risk and most exploration projects do not become mines.

In late 2005, Teck Cominco Limited commenced an 1800-metre diamond drill program at the Monitor copper-silver property located in Arizona. Teck Cominco had previously defined a zone of intermittent surface mineralization approximately two kilometers long by 500 metres wide, which follows an east-west-trending dike swarm and is adjacent to the Rustler fault, which extends northeast from the Ray Mine through the Monitor Property. The drill targets include high-grade copper-silver mineralization in structural zones, a deep porphyry copper target and near-surface oxide copper-silver mineralization. Results from this program are pending.

In early 2006, BHP Billiton commenced drilling at the Dragoon copper-molybdenum property located in southern Arizona. The drill target at Dragoon is a potential buried porphyry copper system just north of the Dragoon Mountains. BHP Billiton's initial work focused on expanding the geophysical surveys and developing drill targets. BHP Billiton completed a three hole diamond drill program in February 2006. Results are pending.

During 2005, Phelps Dodge Corporation conducted preliminary exploration at the Escalones copper-gold porphyry prospect. Escalones is located 97 kilometres southeast of Santiago in central Chile and 35 kilometres east of the El Teniente mine, the world's largest underground copper mine. Phelps Dodge completed a 12 kilometre geophysical Induced Polarization survey which located a strong response in an area of approximately 1,000 by 500 metres located in the northwest segment of the property. Phelps Dodge has applied for drilling permits to drill three deep holes in the area of the anomaly. To date, Phelps Dodge has been unable to acquire the necessary permits and drilling has been delayed.

In February 2006, the Company entered into a second option agreement with Teck Cominco whereby Teck Cominco can earn up to a 65% interest in the Markham Wash copper property located in Graham County, Arizona. The Markham Wash property is located 6 kilometres northwest of Phelps Dodge's Dos Pobres deposit near Safford, Arizona. The property is situated along the interpreted Foothill-Butte Fault Zone which strikes northwest from the Sanchez deposit located to the southeast and extends through the Lone Star, San Juan and the Dos Pobres deposits, all controlled by Phelps Dodge. Results from previous exploration suggest that an exposed porphyry intrusive located near geophysical anomalies has the potential to be associated with a buried porphyry copper system.

In February 2006, the Company announced the termination of its agreement with Apex Silver on the Malku Khota silver-gold property located in west central Bolivia. After completing an initial drill program and resampling an existing tunnel Apex elected to not proceed with the project. Management is currently reviewing the exploration results to determine the next phase of work.

During 2005, the Company's reconnaissance program resulted in further mineral property acquisitions. In Mexico six properties were staked covering approximately 9,600 hectares, and targeting porphyry copper prospects. The Company initiated the staking of the Gold Lake copper-molybdenum-gold prospect in Grant County, New Mexico. The property is approximately 10 kilometres south-southeast of the Tyrone porphyry copper deposit and 22 kilometres west-southwest of the Chino and Santa Rita porphyry deposits. Lastly, the Company acquired the Bluebird prospect, a stratabound copper-silver property in Granite County, Montana. The property covers 783 hectares and was previously evaluated by Anaconda Copper Company between 1979 and 1982. Future plans call for continued geologic, geochemical and geophysical work to further define the extent of the mineralization.

Selected Annual Information

The table below provides selected financial information for the Company on a consolidated basis for each of the past three years ended December 31. Reporting currency for the Company is the Canadian dollar. The underlying accounting records are prepared in U.S. dollars and translated into Canadian dollars using the temporal method of accounting.

	2005	2004	2003
Total Revenues	$ nil	$ nil	$ nil
Net Loss	$ (3,474,559)	$ (3,309,557)	$ (3,834,742)
Net Loss Per Share (basic and fully diluted) [1] [2]	$ (0.38)	$ (0.37)	$ (0.67)
Total Assets	$ 11,200,583	$ 13,929,155	$ 16,591,568
Long-term Liabilities	$ nil	$ nil	$ nil
Deferred Exploration Expenditures – for the year	$ 967,939	$ 1,577,317	$ 369,529
Deferred Exploration Expenditures – cumulative	$ 2,196,986	$ 1,876,847	$ 463,441
Dividends declared	$ nil	$ nil	$ nil

(1) The basic and fully diluted calculations result in the same values due to the anti-dilutive effect of outstanding stock options and warrants.

(2) On June 27, 2003, the issued and outstanding shares of the Company were consolidated on a one (1) new common share for ten (10) old common share basis. All share numbers reflect the effect of the share consolidation applied retroactively.

The net loss for the year ended December 31, 2005 includes a writedown of the Company's investment in Esperanza amounting to $1,480,000 (2004 -$1,840,000; 2003 - $nil). The net losses for the years ended December 31, 2005, 2004 and 2003 include non-cash charges to expense of $441,391, $163,911, and $2,827,095, respectively, for the write down or loss on disposal of certain mining claims and the related deferred exploration costs. The 2005 loss also includes a non-cash charge of $192,600 for stock-based compensation expense, compared to $414,672 in 2004 and $80,625 in 2003. The change in total assets reflects the impact of incurred losses.

Results of Operations

During the year ended December 31, 2005, the Company reported a net loss of $3,474,559 ($0.38 per share) compared to a loss of $3,309,557 ($0.37 per share) reported in 2004. The 2005 loss includes a non-cash writedown of $1,480,000 (2004 - $1,840,000) in respect of the carrying value of the Company's investments.

General and administrative expenses were $1,368,022 in 2005 and $1,385,561 in 2004. Significant variances include professional fees in respect of accounting, legal and tax services provided which increased to $358,278 from $270,650 in 2004. During 2005, the Company received professional advice in respect of various corporate initiatives and completed a number of regulatory filings. Other increases included shareholder information expense which increased to $167,728 from $109,718 as management increased its promotional efforts. Office and miscellaneous expense increased from $205,587 to $234,907 as the Company opened its office in Denver, USA part way through the comparative year. Wages and benefits increased to $257,683 in 2005 from $193,809 in 2004.

These variances were offset by a decrease in stock-based compensation expense to $192,600 in 2005 from $414,672 in 2004. This expense represents non-cash charges incurred in connection with the granting of stock options. The fair value of all stock options granted is recorded as a charge to operations over the vesting period.

During 2005, the Company contracted a number of consulting geologists and accelerated its program of reconnaissance activity in the United States, Mexico and South America, incurring reconnaissance expense of $756,856 (2004 - $169,957). This program led to the staking of six properties in Mexico, and the acquisition of two additional properties in the United States. The Company also wrote off the costs attributable to certain of its properties, recognizing a non-cash writedown of $441,391 (2004 - $163,911), due to the future uncertainty of those projects.

The 2005 operating results include a foreign currency loss of $252,164 (2004 - $243,489) which resulted from the strengthening of the Canadian dollar during the period in relation to U.S. dollar-denominated cash and cash equivalents. To meet ongoing requirements, a significant portion of the Company's cash and cash equivalents has been held in U.S. dollars. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

During the second quarter, the Company wrote down the investment in Esperanza Silver Corporation to its quoted value as at June 30, 2005, recognizing a loss of $1,480,000 (2004 - $1,840,000). The Company's policy is to record its long-term investments at cost unless an impairment in value which is other than temporary has been determined, at which time they are written down to market value.

Expenses were offset by $213,362 (2004 - $123,016) in interest income earned on the Company's short term investments. During the first quarter of 2005, the Company sold its remaining investment in Lumina Copper Corporation, recognizing a gain of $636,196 (2004 - $251,727). During the third and fourth quarters, the Company divested of a significant portion of its investment in Esperanza, recognizing a loss of $94,104. A 2004 gain of $101,411 was in respect of the disposal of a drill rig in South America.

Capital Expenditures

Deferred exploration expenditures decreased from $1,577,317 in 2004 to $967,939 in 2005. The focus in 2004 was in acquiring properties and conducting preliminary exploration programs; in 2005, this focus shifted to showing the various properties to prospective joint venture partners. Accordingly the level of deferred exploration expenditures by the Company has decreased. The 2005 deferred expenditures include $287,093 in land payments as well as costs associated with preliminary exploration programs. Costs incurred on the various U.S. properties totaled $571,991 and included $180,477 incurred on the newly-acquired Gold Lake property, and $131,668 incurred at Markham Wash. A total of $132,863 was incurred in Bolivia, $172,952 was incurred in Mexico, and $67,943 was incurred on the Escalones property in Chile.

During 2005, the Company received the first cash option payment of $43,173 (US$35,000) in respect of the Monitor option agreement; and cash option payments of $74,479 (US$60,000) in respect of the Escalones option agreement and $88,757 (US$75,000) in respect of the Malku Khota option agreement.

During the first quarter of 2005, the Company exercised 500,000 warrants of Lumina at a cost of $1.6 million and disposed of all of its remaining investment in Lumina being 720,400 shares for proceeds of $4,847,996, recognizing a net gain of $636,196 on this transaction. During the third and fourth quarters, the Company disposed of 3,607,500 shares of Esperanza for proceeds of $1,421,045.

During 2004, the Company disposed of 279,600 shares of Lumina for net proceeds of $1,509,927, recognizing a gain of $251,727. The Company also received cash proceeds of $101,411 from the sale of equipment in South America.

Summary of Quarterly Results (unaudited)

Three months ended	Dec. 31	Sept. 30	June 30	March 31	Dec. 31	Sept. 30	June 30	March 31
	2005				2004			
Total Revenues	**$nil**	**$nil**	**$nil**	**$nil**	$nil	$nil	$nil	$nil
Deferred exploration expenditures	**$390,407**	**$199,719**	**$202,123**	**$175,690**	$310,912	$345,910	$580,731	$339,764
Net earnings (loss)	**($683,564)**	**($836,988)**	**($2,138,306)**	**$184,299**	($345,253)	($734,281)	($2,006,200)	($223,843)
Net (loss) per share (Basic and fully diluted) (1)	**($0.07)**	**($0.09)**	**($0.24)**	**$0.02**	($0.04)	($0.08)	($0.22)	($0.03)

(1) The basic and fully diluted calculations result in the same values due to the anti-dilutive effect of outstanding stock options and warrants.

Reporting currency for the Company is the Canadian dollar. The underlying accounting records are prepared in U.S. dollars and translated into Canadian dollars using the temporal method of accounting.

The net loss for the quarter ended December 31, 2005 includes a writedown of the carrying value of the Company's mineral properties amounting to $441,391. The net loss for the quarter ended September 30, 2005 included a $229,375 loss on the disposal of shares of Esperanza; and a foreign exchange loss of $273,299 resulting from the translation of U.S. dollar-denominated cash and cash equivalents. The net loss for the quarter ended June 30, 2005 included a writedown of the Company's investment in Esperanza amounting to $1,480,000; and a non-cash charge of $148,254 for stock-based compensation expense. The net earnings for the quarter ended March 31, 2005 included a $636,196 gain on the disposal of the Company's investment in Lumina. The loss for the quarter ended December 31, 2004 was offset by a gain of $251,727 recognized on the disposal of a portion of the Company's investment in Lumina. The net loss for the quarter ended September 30, 2004 included a non-cash charge of $414,672 for stock-based compensation expense. The net loss for the quarter ended June 30, 2004 included a writedown of the Company's investment in Esperanza amounting to $1,840,000.

Fourth Quarter

During the fourth quarter, the Company recorded a net loss of $683,564 ($0.07 per share). The loss includes a writedown in the carrying value of the Company's mineral properties amounting to $441,391. The loss for the quarter was offset by a gain of $135,271 realized on the disposal of a portion of the Company's investment in Esperanza.

The Company incurred deferred property expenditures during the quarter of $390,407, including $96,032 incurred in Mexico.

Financing Activities

During 2005, the Company received $500,500 from the exercise of 325,000 share purchase warrants at $1.54 per share and $27,875 from the exercise of stock options. During the comparative year ended December 31, 2004, the Company received $30,800 from the exercise of 22,000 share purchase warrants at $1.40 per share; and paid $12,036 in legal costs associated with an earlier financing.

Liquidity and Capital Resources

The Company's aggregate operating, investing and financing activities during 2005 resulted in a net cash inflow of $2,489,412. As at December 31, 2005, the Company is in a strong financial position with cash and working capital of $8.4 million.

The Company is subject to various option and lease agreements in connection with the acquisition of mineral interests. These agreements generally require the Company to make periodic payments over a varying number of years to maintain its interests. The Company can cancel these agreements at any time without completing the remaining payments and without penalty. In addition, the Company has the following contractual obligation as at December 31, 2005:

	Payments Due by Period		
Contractual Obligations	*Total*	*Less than 1 year*	*1 – 3 years*
Lease agreement for office premises in Denver, USA	$25,800	$19,300	$6,500

Transactions with Related Parties

The Company entered into the following transactions with related parties during the year ended December 31, 2005.

During 2005, legal fees totalling $80,174 (2004 - $56,707) were charged by a legal firm in which a director is a partner.

During 2005, consulting fees totalling $160,161 (2004 - $25,276) were charged by officers of the Company. Of this amount, $87,347 (2004 - $11,874) was charged to loss as reconnaissance expense and $72,814 (2004 - $13,402) was deferred and included in property costs. As at December 31, 2005, an amount of $11,438 (2004 - $7,532) was included in prepaid advances.

Included in accounts payable as at December 31, 2005 was $39,959 (2004 - $20,797) payable to related parties.

Transactions with related parties are recorded at the exchange amount, being the price agreed between the parties.

Critical Accounting Estimates

The Company's consolidated financial statements are impacted by the accounting policies used, and the estimates and assumptions made, by management during their preparation. The Company's accounting policies are described in Note 2 to the consolidated financial statements. The accounting estimates considered to be significant to the Company include the carrying values of mining claims and deferred exploration, long term investments, and goodwill, and the computation of stock-based compensation expense.

Management reviews the carrying values of its mining claims on at least an annual basis to determine whether an impairment should be recognized. In addition, capitalized costs related to abandoned properties are written off in the period of abandonment. During 2005, the Company wrote off the costs attributable to certain of its mineral properties, recognizing a non-cash writedown of $441,391, due to the future uncertainty of those projects. Capitalized costs in respect of the Company's mining claims amounted to $2,196,986 as at December 31, 2005. These costs may not be recoverable and there is a risk that these costs may be written down in future quarters.

The Company's long-term investments are recorded at cost unless an impairment in value which is other than temporary has been determined, at which time they are written down to market value. During the second quarter, the Company's investment in Esperanza was written down to its quoted value of $1.68 million, reflecting an impairment in value. During the remainder of 2005, the Company disposed of the majority of its Esperanza shares. As at December 31, 2005, the remaining investment has been classified as available for sale and has been valued at the lower of cost and market value in accordance with the Company's accounting policy.

During 2004, the Company recognized accounting goodwill of $234,800 in respect of the agreements to acquire 51% interests in Afghan Minerals Inc. (AMI) and Foundation Resources Ltd. Both of these investments are part of the Company's strategy of funding the property acquisition efforts of entrepreneurial geologists. The accounting goodwill is attributable to these management teams, including their connections to Afghanistan and Mongolia, respectively. AMI has made initial investigations in Afghanistan and had discussions with various government officials regarding leasing projects. Foundation has set up a subsidiary in Mongolia and acquired three early stage properties. Management reviews the carrying value attributed to the goodwill on a quarterly basis and no writedown has been taken. There is a risk however that the goodwill attributed to these investments could be written down in a future quarter.

The Company uses the fair-value method of accounting for stock-based compensation related to incentive stock options granted, modified or settled. Under this method, compensation cost attributable to all incentive stock options granted is measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. In determining the fair value, the Company makes estimates of the expected volatility of the stock as well as an estimated discount rate. Changes to these estimates could result in the fair value of the stock-based compensation being less than or greater than the amount recorded. During 2005, the Company recorded stock-based compensation expense of $192,600.

Recent Accounting Pronouncements

On January 27, 2005, the CICA issued Section 3855 of the Handbook titled Financial Instruments - Recognition and measurement. It expands Handbook section 3860, Financial Instruments - Disclosure and Presentation by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

All financial instruments will be required to be classified into various categories. Held to maturity investments loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and losses due to impairment included in net income. All other financial liabilities are to be carried at amortized cost.

The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. The Company intends to adopt this standard in its fiscal year ending December 31, 2007.

At present, the Company's most significant financial instruments are cash, short term deposits accounts receivable and accounts payable. This new section requires little difference in accounting for these financial instruments from current standards.

New Handbook Section 1530 - Comprehensive Income, introduces a new requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is no longer due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

At present, the Company has investments in shares of arm's length corporations that may be classified as available for sale investments. The Company would be required to recognize unrealized gains and losses on these securities and include these amounts in comprehensive income.

The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. The Company intends to adopt the standard in its fiscal year ending December 31, 2007.

Changes in Accounting Policies including Initial Adoption

a) Asset retirement obligations

The Company has adopted the provisions of CICA Handbook Section 3110 for asset retirement obligations in relation to future mine site reclamation and closure costs. This standard focuses on the recognition, measurement and disclosure of legal obligations and costs associated with the retirement of long-lived capital assets that result from the acquisition, construction, development or normal operation of those assets.

Under this standard, the Company recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be determined. The liability is measured at fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The fair value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset when incurred and amortized to earnings over the asset's estimated useful life. Adoption of this standard did not have a material impact on the Company's financial statements.

b) Variable interest entities

The Company has adopted Accounting Guideline 15 (AcG-15) titled Consolidation of Variable Interest Entities (VIE) effective January 1, 2005, whereby the guideline establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a VIE and requires a VIE to be consolidated if a company is at risk of absorbing the VIE's expected losses, or is entitled to receive the majority of the VIE's expected residual returns, or both. The adoption of AcG-15 has not had a material impact on the Company's financial statements.

Financial Instruments

The Company's financial instruments consist of highly liquid investments held in the form of high quality commercial paper, the investment terms of which are less than three months.

The Company is exposed to currency exchange rate risks to the extent of its foreign activities in the United States, Mexico, Bolivia, and Chile. The Company does not hedge its exposure to fluctuations in the related exchange rates; however, the Company maintains a significant portion of its cash and cash equivalents in U.S. dollars.

Outstanding Share Data

Authorized Capital:
Common shares, no par value, unlimited shares

Issued and outstanding:
9,285,077 common shares as March 14, 2006 for a net consideration of $61,242,312.

Outstanding options, warrants, and convertible securities as at March 14, 2006:

Type of Security	Number	Exercise Price	Expiry date
Share purchase warrants	2,000,000	$3.75	December 11, 2006 *
Share purchase warrants	2,068,000	$1.69 to $2.05	June 25, 2008 *
Stock options	77,000	$0.85	February 12, 2007
Stock options	102,500	$1.25	May 30, 2008
Stock options	409,000	$1.30	August 6, 2009
Stock options	8,000	$4.70	March 5, 2010
Stock options	220,000	$1.75	June 9, 2010
Stock options	10,000	$2.20	August 4, 2010
Stock options	69,000	$5.00	February 9, 2011

* subject to acceleration of the expiry date under certain conditions.

Risks and Uncertainties

Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. The Company attempts to mitigate its exploration risk by maintaining a diversified portfolio that includes several metal commodity targets in a number of favorable geologic and political environments. Management also balances risk through joint ventures with other companies. Beyond exploration risk, management is faced with a number of other risk factors. The more significant ones include:

Metal Price Risk: The Company's portfolio of properties has exposure to predominantly copper and silver, with recent exposure to gold. The prices of these metals, especially copper and silver, greatly affect the value of the Company and the potential value of its properties and investments. This, in turn, greatly affects its ability to form joint ventures and the structure of any joint ventures formed. This is due, at least in part, to the underlying value of the Company's assets at different metals prices.

Financial Markets: The Company is dependent on the equity markets as its sole source of operating working capital and the Company's capital resources are largely determined by the strength of the junior resource markets and by the status of the Company's projects in relation to these markets, and its ability to compete for the investor support of its projects.

Political Risk: Exploration is presently carried out in several countries, including Chile, Bolivia, the United States, Mexico and Mongolia. In addition, the Company is currently sourcing new exploration projects in Afghanistan which has recently enacted a new mining law. Each of these countries exposes the Company to risks that may not otherwise be experienced if all operations were domestic. Political risks may adversely affect the Company's existing assets and operations. Real and perceived political risk in some countries may also affect the Company's ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

Currency Risk: Business is transacted by the Company in a number of currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. A significant portion of the Company's cash and cash equivalents has been held in U.S. dollars. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

Environmental Risk: The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates. Present or future laws and regulations, however, may affect the Company's operations. Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines. Programs may also be delayed or prohibited in some areas. Although minimal at this time, site restoration costs are a component of exploration expenses.

Disclosure Controls and Procedures

Management has evaluated the effectiveness of the Company's disclosure controls and procedures as at December 31, 2005 and has concluded, based on its evaluation, that these controls and procedures provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Outlook

The Company is entering 2006 in a strong financial position with working capital of $8.4 million.

The Company has acquired a number of properties of which four are currently under option to partners. The present exploration focus is on upgrading existing properties and seeking joint venture partners. Management will continue to seek additional joint venture partners to fund further exploration and add partners' expertise.

Other Information

Additional information related to the Company, including the Company's Annual Information Form, is available for viewing on SEDAR at www.sedar.com and at the Company's website at www.generalminerals.com.

12g3-2(b): 82-34810

GENERAL MINERALS CORPORATION

Annual Information Form

March 29, 2006

TABLE OF CONTENTS

General

All amounts that are presented in this Annual Information Form are in Canadian dollars unless noted otherwise. Unless otherwise indicated, all share amounts have been restated to give effect to the one-for-ten share consolidation which occurred in June 2003. The information in this Annual Information Form is presented as at December 31, 2005 unless otherwise indicated.

Forward-Looking Statements

Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as "plans", "intends", "anticipates", "should", "estimates", "expects", "believes", "indicates", "suggests" and similar expressions.

This Annual Information Form, and in particular the Business Outlook for 2006 on page 6, contains forward-looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors. Information concerning the interpretation of drill results also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.

The material factors and assumptions that were applied in making the forward-looking statements in this Annual Information Form include:

- Execution of the Company's existing plans or exploration programs for each of its properties, either of which may change due to changes in the views of the Company, or its joint venture partners, or if new information arises which make it prudent to change such plans or programs.

- The accuracy of current interpretation of drill and other exploration results; new information or new interpretation of existing information may result in changes in the Company's expectations.

It is important to note that:

- Unless otherwise indicated, forward-looking statements in this Annual information Form describe the Company's expectations as of March 29, 2006.

- Readers are cautioned not to place undue reliance on these statements as the Company's actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company's business, or if the Company's estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking statements will materialize.

- The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

For a description of material factors that could cause the Company's actual results to differ materially from the forward-looking statements in this Annual Information Form, please see "Description of the Business - Risk Factors" at page 53.

CORPORATE STRUCTURE

Name, Address and Incorporation

General Minerals Corporation (the "Company" or "GMC") was incorporated under the *Canada Business Corporations Act* as 3061213 Canada Inc. by articles of incorporation dated August 19, 1994. By articles of amendment dated September 29, 1994, the Company changed its name to General Minerals Corporation. By articles of amendment dated October 31, 1994, the Company amended its authorized capital to create special shares as a new class of shares. By articles of amendment dated June 17, 2003, the Company consolidated its issued and authorized common shares on a one-for-ten basis. See "Description of Capital Structure" on page 56. In this document, references to the Company or GMC mean General Minerals Corporation and its subsidiaries, unless the context otherwise requires or indicates.

The Company's registered office is 700-2nd Street S.W., Suite 1200, Calgary, Alberta, T2P 4V5. The head office is located at 580 Hornby Street, Suite 880, Vancouver, BC V6C 3B6.

Intercorporate Relationships

The following is a diagram of the intercorporate relationships among the Company and its subsidiaries as at December 31, 2005 indicating the percentage of votes attaching to all voting securities of the subsidiary beneficially owned, controlled or directed by the Company and where the subsidiary was incorporated or continued.



General Minerals Corporation (Canada)
100%
100%
General Minerals Corporation (Delaware)
General Minerals Corporation Limited (Bermuda)
100%
100%
100%
NM General Minerals LLC (New Mexico)
AZ General Minerals LLC (Arizona)
Minera Genminmex S.A. de C.V. (Mexico)
100%
100%
100%
100%
100%
51%
51%
Cascabamba Ltd. (Bahamas)
G.M. Campana Ltd. (Bahamas)
Productora Ltd. (Bahamas)
Malku Khota Ltd. (Bahamas)
Laurani Ltd. (Bahamas)
Foundation Resources Ltd (Bahamas)
Afghan Minerals Inc. (Bahamas)
100%
100%
100%
100%
100%
100%
Compania Minera General Minerals Peru S.A. (Peru)
General Minerals SCM (Chile)
Compania Minera Malku Khota S.A. (Bolivia)
Compania Minera Laurani S.A. (Bolivia)
Tsakhir Explorations (Mongolia)
Afghan Minerals Inc. (licensed to do business in Afghanistan)

GENERAL DEVELOPMENT OF THE BUSINESS

The Company is an international mineral exploration company that acquires, explores and develops mineral properties, primarily copper, silver and gold in South America, the United States and Mexico. The Company acquires properties for exploration and development.

The Company's strategic plan is to continue to carry out in-house exploration with a focus on exploration for the discovery of copper porphyry, gold and silver prospects. These prospects will be acquired and early stage exploration completed, at which time joint venture partners will typically be sought. To diversify risk and to give shareholders maximum exposure to the potential of mineral discovery, the Company has expanded its exploration base through the acquisition of majority interests in private companies run by groups of entrepreneurial geologists in diverse geographic areas. This strategy is subject to change as the board of directors and management seek ways to increase shareholder value. Reviews over the past year have included consideration of carrying out more internal exploration including drilling prior to joint venturing and splitting the Company into several more focussed exploration units. These discussions are ongoing.

The exploration business is a high risk business. The Company's plan is designed to reduce this risk through exposure to a large number of exploration opportunities with discovery potential. The attractiveness of any exploration properties both to potential partners and the market depends substantially on whether metal prices are at an attractive level and rising. The present market environment is one of higher metal prices; however, this can change rapidly due both to market sentiment and the economy.

Three-Year History

During 2003, 2004 and 2005, the Company continued exploration efforts on its properties and was actively engaged in acquiring new properties for its portfolio. The Company continued to pursue joint venture opportunities for its properties and, in certain instances, divested itself of certain properties during the period. More specifically:

- In July 2003, the Company acquired its interest in the Malku Khota sandstone hosted silver-gold property in Bolivia.
- In September 2003, the Company acquired its interest in the Monitor porphyry copper-silver prospect in Arizona and a lease on the Laurani high sulphidation gold-copper-silver system in Bolivia.
- In December 2003, the Company acquired early stage porphyry copper prospects in Arizona (Mine Wash and Markham Wash) and New Mexico (Gold Hill), and the Merritt lease covering three claims in the Monitor prospect area.
- In December 2003, the Company exchanged its ownership interests in the Atocha silver property, Bolivia, for four million common shares and four million common share purchase warrants of Esperanza Silver Corporation ("Esperanza") and a payment of US$50,000. Each warrant was exercisable to acquire one common share of Esperanza at a price of $1.05 per share on or before December 23, 2005 and expired unexercised. In 2005, the Company sold 3,607,500 shares of Esperanza for net proceeds of $1.4 million.
- In December 2003, the Company exchanged its ownership interests in the Vizcachitas copper project, Chile, for 500,000 common shares and 500,000 common share purchase warrants of

Lumina Copper Corporation ("Lumina") exercisable to acquire one common share at a price of $3.20 per share on or before December 19, 2007. In late 2004 and the first quarter of 2005, the Company sold its shares and warrants of Lumina for net proceeds of approximately $4.75 million.

- In January 2004, the Company purchased a 51% interest in Afghan Minerals Inc. ("AMI") which will focus on mineral exploration in Afghanistan. In March 2004, the Company also purchased a 51% interest in Foundation Resources Ltd. which will focus on exploration in Mongolia.

- In February 2004, the Company reacquired the Escalones porphyry copper-gold project in Chile. The Company had previously held the property between 1996-2001 during which time it drilled 25 drill holes on its own account and during a joint venture with Asarco.

- In March 2004, the Company acquired its interest in the early stage copper-gold skarn Oro prospect in New Mexico which was subsequently dropped in March 2006.

- In May 2004, the Company significantly increased its land position at Malku Khota, Bolivia by adding 2,950 ha.

- In June 2004, the Company significantly increased its land position at Monitor by adding seven State Leases.

- In October and November 2004, the Company significantly increased its land position at Markham Wash by acquiring 12 State Leases.

- In February 2005, the Company entered into an agreement giving Teck Cominco the right to earn up to a 65% joint venture interest in the Monitor property through exploration expenditures on the property and payments to the Company.

- Also in February 2005, the Company entered into an agreement with Apex Silver Mines and their subsidiary SILEX in Bolivia which allows them to earn up to a 70% joint venture interest in the Malku Khota silver project in Bolivia through exploration expenditures on the property and payments to the Company.

- In March 2005, the Company entered into an agreement with Minera Aurex (Chile) Limitada, a subsidiary of Phelps Dodge Corporation, which allows Aurex to earn up to a 72% joint venture interest in the Escalones copper-molybdenum-gold porphyry prospect through exploration expenditures, the completion of a feasibility study and payments to the Company.

- In April 2005, the Company entered into an agreement with BHP Billiton, whereby BHP Billiton can earn up to a 70% joint venture interest in the Dragoon property by completing certain exploration expenditures, making payments to the Company and completing or spending at least US$15,000,000 on a feasibility study. Under the terms of the agreement, BHP Billiton has the exclusive right to initially earn a 51% interest in the Dragoon property by incurring expenditures and making annual payments over a five year earn-in period.

- In August 2005, the Company acquired the Bluebird copper-silver property, located in Granite Country, Montana, through leasing and the staking of federal lode claims. A geochemical survey was initiated and completed at the time of the claim staking.

- In September 2005, the Company announced that it had established a subsidiary company in the northern State of Sonora, Mexico called Minera Genminmex S.A. de C.V. and had staked or otherwise acquired mineral interests in six early stage porphyry copper prospects comprising approximately 9,600 ha.

Business Outlook for 2006

The following may contain forward-looking statements. Reference should be made to "Forward-Looking Statements" on page 2 and for a description of material factors that could cause the Company's actual results to differ materially from its forward-looking statements, please see "Description of the Business – Risk Factors" at page 53.

During fiscal 2006, the Company has focussed on preparing its existing portfolio of properties for joint venture in the United States and Mexico and is assessing the possibility of opening several of the old tunnels at its Laurani Project in Bolivia to allow underground exploration. More specifically:

- In January 2006, Minera Aurex paid US$50,000 to maintain the Company's and Minera Aurex's interest in the Boezio option contract regarding the Escalones property.
- In February 2006, Apex Silver Mines and its subsidiary SILEX terminated their joint venture option agreement relating to the Malku Khota silver-gold property in Bolivia.
- In March 2006, the Company completed staking of the Gold Lake copper-molybdenum-gold target located in southwestern New Mexico. As of March 2, 2006, a total of 163 federal lode claims covering 1,089 ha had been located by the Company.
- In March 2006, the Company entered into a second joint venture option agreement with Teck Cominco, whereby Teck Cominco can earn up to a 65% joint venture interest in the Markham Wash copper porphyry property located in Graham County, Arizona. Under the terms of the agreement, Teck Cominco has the exclusive right to initially earn a 51% interest in the Markham Wash property by incurring expenditures and making a reimbursement for land costs paid by the Company in early 2006.

The Company expects to continue exploration for new properties and carryout early stage exploration on existing properties as it has done in the past; however, the Company continues to look for new attractive business opportunities, including completing more internal exploration and drilling in some cases, prior to joint venturing a property. Additionally, the Company is considering alternative corporate structures that might involve splitting the Company into a more focussed South American silver-gold company and a North American copper-gold company. No conclusion has been reached as to what course will be followed in the coming year.

Each of the Company's properties is discussed in more detail under the heading "Description of the Business – Properties" on page 7.

DESCRIPTION OF THE BUSINESS

Summary

The Company presently holds interests in nineteen properties located in Bolivia, Chile, Mexico and the United States. The properties which can be considered material to the Company are the Escalones copper-gold-molybdenum prospect in Chile; the Malku Khota silver-gold and Laurani gold-silver-copper projects in Bolivia; and the Monitor and the Gold Lake properties in the United States. The remaining properties, including the Dragoon, Markham Wash and four other properties in the United States, seven properties in Mexico and one property in Bolivia are at an early stage of development and are not yet considered material to the Company.

All the properties are at varying stages of exploration. The most advanced project is Escalones, where the Company together with its then joint venture partner, Asarco, drilled 25 diamond drill holes that intersected plus one percent copper in skarns of which the last hole intersected mineralized porphyritic intrusives. Subsequently, the Company optioned Escalones to Minera Aurex (Chile) Limitada, a subsidiary of Phelps Dodge. The latter have developed drill targets and are trying to obtain drill permits.

At Laurani in Bolivia, in 1991, a prior explorer, United Mining, developed a non-NI 43-101 compliant resource of 147,000 oz of gold, 10,000,000 oz of silver and 42 million pounds of copper in a portion of the known veins. The Company does not rely on this resource since it does not have the complete original data set; however, management believes it gives a good indication of the type of mineralization present. At the Malku Khota property, a historically mined area, the Company's, and Apex's, recent exploration produced evidence for widespread silver-lead-zinc mineralization in surface samples, existing tunnels and drill holes. Apex completed a thirteen hole drill program and terminated its joint venture option agreement on February 15, 2006.

The Company's exploration at the Monitor property in the United States produced evidence of widespread copper-silver mineralization that attracted Teck Cominco to option the property. Teck Cominco carried out surface exploration and has completed a six hole diamond drill program for which assay results are pending.

At Dragoon, results from the Company's surface geology and geophysics attracted BHP Billiton to option the property. After completing geophysical and geological surveys, BHP Billiton drilled three holes for which assays are pending. Also at Markham Wash, geophysical exploration by the Company indicated the presence of a sulphide target interpreted to be part of a porphyry copper system. This attracted Teck Cominco to option the project in February 2006.

At the remaining properties, reconnaissance geology, geochemistry and geophysics has been completed.

The Company has made two investments in majority owned exploration subsidiaries with groups of entrepreneurial geologists. The first investment was made in Afghan Minerals Inc. ("AMI") which is headed by Mr. Hassan Alief who previously had been the Director of Mineral Surveys in Afghanistan. AMI has focused its interests on acquiring base and precious metal deposits in Afghanistan. The second investment was made in Foundation Resources Ltd. which is headed by Dr. Chris Osterman. Dr. Osterman has had a number of years of experience exploring for base and precious metals in Mongolia, the area of focus of this new company. Foundation has acquired three mineral licence areas in Mongolia.

Properties

Escalones (Chile)

The Escalones copper-gold-molybdenum porphyry and skarn prospect is located in the Metropolitana Region in central Chile, approximately 97 km south-east of Santiago. The total property position controlled by the Company consists of 4,689 ha. This land is held as Exploitation and Exploration concessions which can be maintained indefinitely by paying annual dues in March of each year of approximately US$5.00 per ha per year. The Company has acquired an option covering the entire land package. The Company previously held similar mineral rights in the period 1996-2001. The property contains both copper-gold skarn and copper-gold-molybdenum mineralization as was demonstrated by drilling by the Company in the 1996-2001 period. The property was dropped during 2001 due to the poor economic environment, low copper prices and high ongoing option payments.

The Company, through its indirect, wholly owned Chilean subsidiary, Compania Minera Productora S.C.M. ("CMP") (the name CMP was changed to General Minerals SCM in 2004), reacquired an interest in the property by entering into an option agreement dated February 26, 2004 (the "Boezio Option"). Pursuant to the Boezio Option, as amended, the Company has the right for a period from February 26, 2004 to June 30, 2010 to purchase the claims upon payment to the owner of US$5,000,000.

Pursuant to the Boezio Option, a total of US$250,000 in rental payments (including US$50,000 paid by Minera Aurex in January 2006) has been paid to date. Additional payments pursuant to the Boezio Option are due as follows:

Payment Date	**Amount**
June 30, 2007	US$300,000
June 30, 2008	US$500,000
June 30, 2009	US$950,000
June 30, 2010	US$3,000,000

The Company is required to pay all amounts required to protect and maintain the property during the option period. There is a 2% NSR if the price of copper is greater than US$0.75 per pound and a 1% NSR if the copper price is equal to or less than US$0.75 per pound. The NSR may be purchased for US$3,000,000 within the 5 years following the exercise of the Boezio Option and US$5,000,000 after 5 years of the exercise of the Boezio Option.

In March 2005, the Company entered into an agreement with Minera Aurex (Chile) Limitada, a subsidiary of Phelps Dodge Corporation, which allows Aurex to earn up to a 72% joint venture interest in the Escalones copper-molybdenum-gold porphyry prospect through exploration expenditures, the completion of a feasibility study and payments to the Company. While the agreement is in place, Minera Aurex is responsible for making payments under the Boezio Option and maintaining the property.

The prospect land position is near the headwaters of the Rio Maipo, eight km west of the border between Chile and Argentina. Prior to the construction of a gas pipeline and associated service road, there was no access to the property except by horseback or helicopter. The pipeline road passes through the southern part of the property and provides easy access from Santiago. The terrain is rugged and much of the prospect area is covered by glacial moraine and scree. Mountain glaciers occur from 4,000 to 4,700 m elevation in the northern part of the property, north of any presently known mineralization. Known mineralization on the property is exposed in two main prospect areas known as Escalones Bajo and Escalones Alto. Escalones Bajo occurs at an elevation of 3,400 m above sea level, while Escalones Alto occurs 1.5 km to the east at an elevation of approximately 4,000 m. The Company constructed several roads to allow access to both Escalones Bajo and Escalones Alto. During the Chilean winter from late May to December, most of the area is snow covered, making exploration difficult, however, this would not preclude mining.

Drilling permits must be obtained by Minera Aurex prior to the commencement of their proposed drill program. They were unable to obtain a permit in 2005 and are continuing their application in the current year. As a result, in December 2005, the Company agreed to defer the first year US$500,000 exploration expenditure requirement and the first year US$50,000 option payment until June 1, 2010.

A Technical Report dated May 19, 2004 in respect of the Escalones prospect was prepared by Kurt Katsura, P. Geo., an independent geologist and "Qualified Person" as such term is defined in National Instrument 43-101 ("NI 43-101"). The Technical Report has been filed on SEDAR and can be found at www.SEDAR.com. The following information is summarized from the Technical Report. Additional details regarding the Escalones property may be obtained from the Technical Report which readers are encouraged to review in its entirety.

Access, Climate, Local Resources, Infrastructure and Physiography

Access to the property is gained over land via paved road from the town of San Jose de Maipo to San Alfonso and San Gabriel, then by dirt access road along the ECOGAS pipeline right-of-way which follows the Rio Maipo to Quebrada Escalones. The base camp for the property is located along the western edge of the property just above the confluence of Quebrada Escalones and the Rio Maipo. A total of 46 km of exploration drill roads have been built by GMC that lead from the base camp and the ECOGAS pipeline access road through a number of switchbacks to cross the Escalones Bajo fault zone and continue up to the Meseta and the Escalones Alto portions of the property. Additional drill roads extend from the Rio Arguelles along the eastern side of Escalones Alto.

Climate is typical for the central Chilean Andes, with cool to moderate summers and cold winters with an average precipitation of 1,000 mm occurring primarily between May and October as snow. Winter weather (May-August) can be severe with prolonged periods of freezing temperatures and storms with daytime highs around –10 to 0° C and locally heavy snow pack averaging 430 cm. Summer temperatures (October – February) range from 2° C at night to 5 - 15° C during the daytime.

The property is readily accessible from the Santiago metropolitan area, where there is a capable supply of any labor, equipment or service requirements for conducting exploration or mining related activities.

Currently, the infrastructure developed on the property consists of a seasonal base camp situated at lower elevations along the Rio Maipo and 46 km of drill access roads leading up to the main mineralized area. The property is located adjacent to the ECOGAS pipeline right-of-way, which provides overland access from populated areas near Santiago, and may have the potential to be developed as a utility corridor for power and other essential services from the nearby electric generating facilities located approximately 30 km downstream near C. Queltehues. At this early stage in exploration at the Escalones property, no detailed studies have been conducted to determine the suitability or feasibility of citing mining operations or facilities, however, it is understood that any such plans may require negotiated settlement with any surface owner or rights that may be present at these locations.

The Escalones property straddles the Cordon Escalones, a very steep and rugged north-trending ridge between the Quebrada Escalones and Quebrada del Rio Arguelles near the headwaters of the Rio Maipo, and approximately 8 km from the border between Chile and Argentina. The elevations on the property range from 2,600 m at the base camp along the Rio Maipo, 3,800 m on the Meseta, and 4,077 m along the ridge at Escalones Alto. The property is covered by glacial moraines and talus slopes that locally exceed the angle of repose, and are constantly shifting and sliding, creating extremely hazardous working conditions. These conditions are particularly hazardous in the Mancha Amarilla and slopes east of Escalones Alto towards the Rio Arguelles. The northern end of the property is covered by an active glacier perched on the southern slopes of Nevado de Arguelles (elevation 4,802 m amsl), which is the source of the Rio Arguelles, and north of any presently known mineralization. The terrain is rugged and typical for this part of the central Andes Mountains in Chile. Vegetation on the property is non-existent to sparse with few small forbs and lichens found along the lower talus slopes and moraine deposits.

Prior to the construction of the ECOGAS gas pipeline and associated service road, there was no access to the property except by horseback or helicopter. Presently, the pipeline road passes through the southern part of the property and provides relatively easy access from Santiago. Mineralization on the property is exposed in two main prospect areas, or sectors, known as Escalones Bajo and Escalones Alto. Escalones Bajo occurs at an elevation of approximately 3,400 m amsl, while Escalones Alto occurs 1.5 km to the east at an elevation of approximately 4,000 m. The area in between is a relatively flat and gently sloping moraine covered plateau that is called the Meseta.

History

The earliest reports describing geology, mineralization and the mining and production history for the Escalones property are dated 1925 and 1926, respectively. The report dated 1926 gives a total production of 15.4 tonnes at a grade of 12% copper for the month of April 1926. Based on the descriptions in these reports, all of the old adits and surface workings that are observed on the property were completed prior to 1926. The largest of the underground workings, the Socavon Grande, exploited surface exposures of magnetite skarn at the Escalones Alto sector of the project. These workings consist of an adit approximately 40 m long, another adit eight m long, and scattered prospect pits, at the Escalones Alto and at the Escalones Bajo sectors of the project. Based on initial field observations by GMC in 1996, it appears that no significant exploration or mining on the property had been conducted since 1926, and the facts in the 1926 report appear to be reasonable based on the observed level of disturbance. To the Company's knowledge, no prior modern exploration has been carried out at the site.

During the latter months of 1996 and early 1997, GMC became interested in the property and conducted initial geologic mapping and sampling. In 1997, the building of bulldozer roads commenced to provide access to the area between Escalones Alto and Escalones Bajo. Channel sampling and geological mapping was conducted at these new road cuts and along surface outcrops on the property.

Heavy snowfall delayed the start of the 1997-1998 field season, when geological mapping was continued throughout the property and the bulldozer access roads to Escalones Alto were completed. A total of 36 km of Self Potential ("SP") geophysical surveys were completed during this season, and 310 additional channel samples of road cuts and bulldozer trenches were collected. A permanent camp facility with space for approximately 30 persons, an office, sample preparation and core logging facilities, and warehouse storage was completed at lower elevations adjacent to the ECOGAS pipeline above the confluence of Quebrada Escalones and the Rio Maipo. This base camp is located near the western boundary of the property.

The 1998-99 field season included an intensive program of road and trench building, in preparation for drilling, additional geophysical surveys, and geological and structural mapping on a project and broader district scale. Technical studies to determine the radiometric age of selected intrusive rock units, fluid inclusion studies from selected rock samples, and preliminary environmental and hydrological pre-feasibility studies were conducted for the project. The first phase of diamond core drilling at Escalones Alto commenced in November 1998 and continued through March 1999. A total of 9 drill holes were completed, totalling 4,434 m of core, during this season. Detailed core logging and sampling was conducted for geochemical analyses which showed the presence of ore grade mineralization in the Escalones Alto sector.

The 1999-2000 field season commenced in November 1999 and ended in late April 2000. The field program primarily focused on completing drill access roads on the eastern side of Escalones Alto from the Rio Arguelles, continuation of the diamond drilling activities, and interpreting the results from prior geochemical and geological work. A total of 14 additional holes were completed during the season (ES-10 through ES-23), totalling 5,725 m, for a comprehensive project total of 23 holes and 10,161 m completed. The primary focus of the drilling was in the Escalones Alto sector, with two holes completed in the Escalones Bajo sector, which tested structural and geophysical targets. An additional 16 km of access roads were completed during the season, bringing the total to 46 km of new access roads completed to date on the property.

During the 2000-2001 field season, a two-hole diamond-drilling program totalling 1,211 m was completed during February to March 2001. One of these holes, ES-25, targeted potential porphyry style mineralization underlying the Meseta area between Escalones Alto and Escalones Bajo. This hole explored beneath the moraine cover and successfully intercepted mineralization over much of its length, and demonstrated that intrusive-hosted porphyry style mineralization is present beneath the property.

No exploration sampling or analysis was carried out in 2004; however, a number of companies were shown the property in an effort to locate a joint venture partner.

In March 2005, the Company entered into an agreement with Minera Aurex (Chile) Limitada, a subsidiary of Phelps Dodge Corporation, whereby Aurex can earn up to a 72% joint venture interest in the property by incurring exploration expenditures, making payments to the Company and completing a feasibility study.

In 2005, Aurex completed an IP geophysical survey of the central part of the property and defined a large sulphide target on the western part of the area known as the "Meseta". This target is coincident with a road cut which GMC's previous chip sampling indicated the presence of 160 metres of 0.6% copper in the road cut. Aurex is presently in the process of permitting the drilling of three holes to test this target. To date, Aurex has been unable to obtain drill permits in the area due to a change in environmental regulations in the region. The Region known as the Metropolitan Region has declared that parts of the Region will be subject to new stricter environmental regulations. These regulations presently apply to the Escalones area.

Geologic Setting and Mineralization

The Escalones property lies within the Miocene to Pliocene age Pelambres-El Teniente Porphyry copper belt, which hosts the world's largest porphyry copper deposit at El Teniente, as well as other large copper deposits at Los Bronces-Andina, and Pelambres.

Previous work at Escalones has demonstrated that copper mineralization occurs in two forms, as high grade copper skarn and structurally controlled mineralization hosted by altered sediments and intrusive dikes and sills, and as disseminated and stockwork mineralization hosted by an underlying intrusive granodiorite stock. Rock geochemistry, from surface and drill hole samples, show anomalous levels of gold and molybdenum that are spatially associated with the copper mineralization. This spatial relationship may also be due to separate pulses of mineralization or zoning within a much larger porphyry system.

The principal mineralization observed at Escalones consists of metasomatic or skarn-type mineralization hosted by calcareous sediments overlying and adjacent to an intrusive porphyry system. High grade copper ores (>10% copper) were historically mined at Escalones from exposures of magnetite skarn at Escalones Alto and prospects along Escalones Bajo, and previous drilling has demonstrated that high grade magnetite skarn extends to the east and south from outcroppings at Escalones Alto. Drill intercepts of skarn, up to 113 m, exhibit grades of >1.0% copper with localized intervals grading up to 3.6

gpt gold. Individual narrower drill intervals of 40-75 m contain grades averaging 1.7% copper and values up to 0.48 gpt for gold.

In addition to the skarn mineralization, the previous drilling has encountered copper mineralization as disseminated and stockworks hosted in a sequence of non-calcareous pelitic hornfels, which underlies the skarn, and as disseminated and stockworks hosted by a variety of intrusive rocks, including andesite sills and dikes, and the granodiorite stock. In the Escalones Bajo area, anomalous rock geochemistry in road cuts indicate a stockwork style of mineralization in area that has yet to be drill tested. Of particular interest, is the last hole drilled at the property, ES-25, that intercepted intrusive-hosted porphyry style mineralization in the granodiorite beneath the Meseta, between Escalones Alto and Escalones Bajo. Drilling results show 293 m grading 0.36% copper and 0.09 gpt gold within the granodiorite. It is strongly suggestive that both the porphyry and skarn mineralization targets in the project area may be genetically related and components to a larger porphyry system.

SP geophysics has produced several anomalies indicating the presence of buried sulfide mineralization, which has in part been supported by some of the drilling intercepts. The analysis of this data suggests that there may be a broad anomaly beneath and to the southeast of the Meseta, which may indicate a deep-seated feature and of sufficient size to be porphyry related. Other SP anomalies appear to be related to extensions of skarn mineralization to the east and southeast of Escalones Alto, towards the Rio Arguelles. The SP geophysics also shows an anomaly in the Escalones Bajo area which is on the west side of the Meseta. This was confirmed by the Minera Aurex IP geophysical survey.

Supporting data from drilling intercepts, structure, geochemistry and geophysics both skarn and porphyry copper targets on the Escalones property, suggest the potential for a deep porphyry target, and possible structural controls on higher grade gold mineralization within the skarn and intrusive host rocks.

Exploration

(a) Geophysical Surveys

A total of approximately 8 sq km of SP geophysical surveys have been completed to date over much of the Escalones prospect. The results of this work have proven to be a valuable tool for exploration at Escalones because anomalous values correspond to the mapped extent of hydrothermal alteration and therefore can be used to project the limits of the system beneath talus and areas of limited outcrops. Furthermore, highly anomalous values have been shown to be spatially related to copper sulphide mineralization and suggest areas of high sulphide mineral concentrations within the project area.

Results of the SP survey indicate that a strong self potential anomaly measuring approximately 4 sq km in area, in which values range from -200 to -900 millivolts or lower, are associated with the surface area of hydrothermal alteration and known copper mineralization. The anomaly has in part been confirmed by observations made from the surface and in drill intercepts. Furthermore, strongly anomalous zones of SP response occur east of the area drilled to date at Escalones Alto, indicating the potential for the continuity of skarn mineralization may extend down-dip to the east towards the Rio Arguelles. The SP also shows an anomaly on the west side of the Meseta and in the Escalones Bajo area.

In 2005, Minera Aurex completed a limited IP geophysical survey on the Meseta and further defined a geophysical target on its western side.

(b) Geochemical Sampling

Surface exploration has included an intensive program of surface sampling, primarily channel sampling of fresh rock exposures in cuts and trenches excavated by bulldozer during road construction. Although surface sampling is considered a reliable indication of mineralization in the surface environment, the depth, extent and lateral continuity of mineralization can only be confirmed by adequate drilling or tunnelling. On the basis of this sampling, a large area at Escalones Bajo was determined to host highly anomalous copper in an area of old workings, while at Escalones Alto, channel sampling of road cuts confirmed that high-grade copper values are associated with the magnetite skarns. Some of the more significant results obtained during the 1997-1998 field season include:

Escalones Bajo Road Cut Channel Sampling

Sample Number	Distance (metres)	Copper	Molybdenum
14943-14950	170	0.51 %	32 ppm
including	60	1.22 %	41 ppm
including	20	2.0 %	79 ppm
14919-14933	237	0.08 %	38 ppm
31551-31562	117	0.11 %	9 ppm
31564-31565	12	0.77 %	8 ppm

Escalones Alto Road cut Sampling

Sample Number	Distance (metres)	Copper	Molybdenum
22319-22328	24	1.15 %	10 ppm
including	17	1.46 %	10 ppm
22331-22333	30	1.03 %	13 ppm
including	10	1.45 %	12 ppm
22334-22338	16.5	1.1 %	33 ppm
14914-14918	19	0.33 %	60 ppm
22339-22345	70	0.55 %	25 ppm
including	20	1.63 %	1.0 ppm
22361-22377	35	0.55 %	7 ppm
including	6	1.48 %	8 ppm

Results of the channel sampling from mineralized skarns exposed in underground workings and in outcrops at Escalones Alto indicated that significant copper grades can occur in both the garnet hornfels and magnetite skarn facies, and that the higher gold values are associated primarily with the magnetite in the skarn. The assay results obtained from the sampling of the underground workings at Socovan Grande included:

Socovan Grande Underground Sampling

Sample	Thickness of skarn (metres)	Copper	Gold
14733	0.8	1.86 %	13.93 gpt
Channel C	1.8	2.76 %	1.75 gpt
Channel D	2.0	2.61 %	0.5 gpt
Channel G	11	1.98 %	0.21 gpt
including	4.0	3.91 %	0.55 gpt

During the second field season (September 1998 to March 1999), bulldozer trenching and road construction in Escalones Alto provided access and exposures for additional detailed sampling. Significant results from two new road cuts and trenches on the southern face of Escalones Alto included:

Escalones Alto Road Cut Sampling

Sample Location Number	Distance (metres)	Copper	Gold	Silver
Road cut No. 1				
32873-32891	19	2.54 %	0.02 gpt	20 gpt
including	2.0	7.41 %	0.08 gpt	46 gpt
Road cut No. 2				
33146-33175	38	1.36 %	0.22 gpt	-
Trench				
33103-33128	26	0.71 %	1.24 gpt	-
including	8.0	0.5 %	3.37 gpt	-

During the 1999-2000 field season, additional high grade copper-gold mineralization was discovered at Escalones Alto, and extended the anomalous road cut area identified in the previous season further to the NE. These results included an 81 metre-long channel sample interval that averaged 1.54% copper and 0.74 gpt gold. Within this interval, there is a twenty five metre section that averaged 2% copper, 2.0 gpt gold and 17 gpt silver. This section of the new road cut at Escalones Alto traverses the core area of the magnetite-bearing skarn.

(c) Targets

At least two styles of mineralization have been identified, Escalones in surface exposures and in drill core. A third exploration target may be inferred based on other known porphyry deposits in the region, these include:

- Metasomatic, or skarn mineralization hosted by calcareous and pelitic sedimentary rocks, and andesite sills surrounding the intrusive porphyry system, which have been thermally altered and typically contain high grade copper (>2%), with important gold credits. Skarn mineralization exposed in the Escalones Alto and Escalones Bajo areas, and has been intersected in a number of drill holes.

- Porphyry style mineralization, represented by disseminated, stockwork veining, and hydrofractures in biotite hornfels and intrusive stocks, dikes and sills, hosting bulk tonnage copper, molybdenum and gold mineralization. This style of mineralization is exposed in bulldozer roads along the western edge of the Meseta, and was intercepted in drill hole ES-25.

- High grade veins, stockworks, or fracture zones may be present as a "main-stage" of porphyry mineralization, cutting the granodiorite and altered sediments. The "upper level" manifestation of this style of mineralization may have been displaced by recurrent post-mineral movement along structures, such as the Escalones Bajo fault, or could lie beneath the broad area of jarosite alteration and talus at the Mancha Amarilla.

The first two styles of mineralization constitute the primary exploration targets at Escalones, and the third potential style of mineralization is in part hypothetical, but could be present as a component of the larger porphyry system. The high grade style of mineralization could justify an underground operation, similar to that currently being mined by Codelco at the nearby El Teniente mine.

Drilling

Diamond drilling began at Escalones Alto in November 1998; a total of 25 core holes were completed by 2000, including 21 holes in the Escalones Alto sector, one hole in the Escalones Bajo area, one hole on the western side of the granodiorite stock and one hole drilled beneath the Meseta into the porphyry intrusion.

The drilling program was successful in demonstrating that surface skarn mineralization at Escalones Alto contains the potential for a significant body of copper-gold-silver mineralization and that a buried porphyry system is present beneath the Escalones property. Important results from the drilling program are described below.

Summary of Completed Core Drilling

Drill Hole Number	Total Depth (metres)	Target Area/Intercept
ES-1	547.47	Escalones Alto/ skarn
ES-2	286.09	Escalones Alto/ skarn
ES-3	462.07	Between Escalones Bajo and Meseta/ porphyry
ES-4	455.97	Escalones Alto/ skarn
ES-5	547.78	Escalones Alto/ skarn
ES-6	549.61	Escalones Alto/ skarn
ES-7	861.32	Escalones Alto/ skarn
ES-8	291.28	Escalones Alto/ skarn
ES-9	431.67	Escalones Bajo/ mineralized structure
ES-10	554.49	Escalones Alto/ skarn

Summary of Completed Core Drilling

Drill Hole Number	Total Depth (metres)	Target Area/Intercept
ES-11	379.72	Escalones Alto/ skarn
ES-12	437.67	Escalones Alto/ skarn
ES-13	363.86	Escalones Alto/ skarn
ES-14	495.65	Escalones Alto/ skarn
ES-15	398.02	Escalones Alto/ skarn
ES-16	475.65	Escalones Alto/ skarn
ES-17	559.67	Escalones Alto/ skarn
ES-18	294.93	Escalones Alto/ skarn
ES-19	455.97	Escalones Alto/ skarn
ES-20	242.78	Escalones Alto/ skarn
ES-21	444.99	Escalones Alto/ skarn
ES-22	282.17	Escalones Alto/ skarn
ES-23	339.16	Escalones Alto/ skarn
ES-24	558.15	Escalones Alto/ skarn/ porphyry stock
ES-25	653.49	Meseta/ porphyry stock
Total Drilled	11369.63	

Drill hole ES-1 intersected skarn and porphyritic andesite intrusive-hosted copper mineralization beginning at the surface. The highest copper grades occur in the uppermost 377 m of the hole, where the mineralization is hosted by skarn and intrusive andesite sills and dikes. The highest 1.0 metre sample assayed 4.65% copper from within the uppermost interval of skarn, and the upper 377 metre interval averages 0.63% copper, if the 102 m of lower-grade andesite sills and dikes are excluded, the average grade of the remaining 275 m is 0.80% copper. Mineralization in the upper 77 m of ES-1 occurs as disseminated chalcopyrite in magnetite-rich skarn, and as oxides within adjacent intrusive andesite sills, and is underlain by 300 m of intermixed metosomatically altered sediments, highly-altered porphyritic intrusions, and younger dikes and sills. The interval between 377-548 m, to the bottom of the hole, the volume of intrusive-hosted, porphyry-style alteration and disseminated mineralization appear to increase, with visible chalcopyrite and bornite observed, and grades varying from a trace to 0.4% copper. The following table includes a summary of selected assay results from hole ES-1.

Significant Intercepts in ES-1

Depth		Interval				
From (m)	To (m)	Length (metres)	Copper	Gold	Silver	Molybdenum
0.5 m	77.0 m	76.5	1.32 %	0.13 gpt	4.1 gpt	15 ppm
including 27.0 m	72.0 m	45.0	1.75 %	0.15 gpt	5.1 gpt	14 ppm

Depth		Interval				
From (m)	To (m)	Length (metres)	Copper	Gold	Silver	Molybdenum
109.0 m	201.0 m	92.0	0.62 %	0.054 gpt	2.5 gpt	70 ppm
Including 162.9 m	187.0m	24.1	1.02 %	0.064 gpt	3.5 gpt	66 ppm
271.0 m	377.6 m	106.6	0.54 %	0.045 gpt	1.2 gpt	139 ppm

Drill hole ES-2 was collared 550 m south of ES-1 and intersected copper and molybdenum mineralization within an intensely-altered sedimentary sequence of skarn, calc-silicate hornfels, and intrusive dikes and sills. Drill hole ES-2 was drilled to a depth of 386 m, with two significant intercepts within the upper 142 m. These results are shown in the table below. Drill hole ES-2 was collared at a position lower in the stratigraphic sequence than ES-1, ES-5 and ES-7, therefore the higher grade magnetite-bearing skarns appear to be absent.

Significant Intercepts in ES-2

Depth		Interval				
From (m)	To (m)	Length (metres)	Copper	Gold	Silver	Molybdenum
28.0 m	87.5 m	59.5	0.42 %	0.03 gpt	0.8 gpt	117 ppm
97.0 m	142.0 m	45.0	0.37 %	0.03 gpt	0.6 gpt	167 ppm

Drill hole ES-3 was collared 1.2 km west of ES-1 near the eastern border of the 1.5 square kilometre Escalones Bajo SP geophysical anomaly. Low grade chalcopyrite mineralization (0.1-0.25% copper) was observed throughout the 462 metre core length with individual assays across 1.0 metre intervals ranging up to 0.8% copper. Anomalous mineralization is primarily hosted by heavily fractured and altered biotite hornfels and porphyritic intrusive dikes. Although the grades intercepted by this drill hole are not as high as those encountered in the Escalones Alto area, anomalous copper was encountered in the presence of strong potassic alteration, and locally intense quartz-sericite-anhydrite veining associated with the chalcopyrite. These features suggest that there is a strong component of the hydrothermal system present in the Escalones Bajo sector.

ES-4 was collared 250 m to the NW of ES-1 with the objective of testing the NW strike continuation of the skarn-hosting calcareous sediments. As with ES-2, the hole appears to have been collared stratigraphically below the principal magnetite skarn-hosting member. However, a number of significant intervals of copper mineralization grading between 0.45% and 1.58% copper were intercepted in both highly altered calcareous sediments and fractured intrusive rock exhibiting disseminated chalcopyrite and bornite. The following table includes a summary of the results from hole ES-4.

Significant Intercepts in ES-4

Depth		Interval Length (metres)	Copper	Gold	Silver	Molybdenum
From (m)	To (m)					
8.2 m	14.0 m	5.8	1.58 %	0.021 gpt	12.0 gpt	50 ppm
including 11.0 m	13.0 m	2.0	3.01 %	0.041 gpt	24.0 gpt	70 ppm
136.1 m	158.0 m	21.9	0.67 %	0.083 gpt	2.0 gpt	119 ppm
Including 136.1 m	148.0 m	11.9	0.94 %	0.127 gpt	3.0 gpt	154 ppm
243.0 m	267.0 m	24.0	0.77 %	0.068 gpt	1.0 gpt	137 ppm
309.0 m	347.0 m	38.0	0.45 %	0.052 gpt	1.0 gpt	44 ppm

Drill hole ES-5 was collared approximately 80 m NW of hole ES-1, along the projected strike of the limestone strata that hosts the high-grade magnetite skarn mineralization. ES-5 was oriented towards the south, at right angles to the orientation of ES-1, to obtain a three-dimensional geological and grade distribution profile within the skarn body. The mineralization intersected at the ends of holes ES-1 and ES-5 is 215 m apart. The following table includes a summary of the results from hole ES-5:

Significant Intercepts in ES-5

Depth		Interval Length (metres)	Copper	Gold	Silver	Molybdenum
From (m)	To (m)					
6.0 m	119.0 m	113.0	1.09 %	0.094 gpt	3.0 gpt	23 ppm
including 6.0 m	45.8 m	39.8	1.88 %	0.142 gpt	5.0 gpt	42 ppm
including 38.0 m	45.8 m	7.8	3.19 %	0.226 gpt	5.0 gpt	24 ppm
including 96.4 m	119.0 m	22.6	1.65 %	0.179 gpt	5.0 gpt	17 ppm
highest 31 m	31.7 m	0.7	6. 81 %	0.465 gpt	8.7 gpt	3 ppm
185.0 m	209.0 m	24	0.72 %	0.077 gpt	3.0 gpt	49 ppm
Composite 6.0 m	209.0 m	203.0	0.81 %	0.077 gpt	3.0 gpt	36 ppm

Drill hole ES-6, is located 464 m NW of ES-1, and intersected biotite hornfels, a rock unit that proved to be a poor host to higher grade mineralization, but often lies in the footwall to the skarn-bearing limestone and calcareous sequence. Only relatively narrow intercepts were encountered, including 11 m grading 0.98% copper and 0.23 gpt of gold between 124 and 135 m depth, and an intercept of 2 m grading 1.5% zinc and 9.5 gpt of silver at 354 m depth.

Significant Intercepts in ES-6

Depth		**Interval**				
From (m)	**To (m)**	**Length (Metres)**	**Copper percent**	**Gold grams/ton**	**Silver grams/ton**	**Zinc percent**
124.0 m	135.0 m	11.0	0.98 %	0.23 gpt	4.6 gpt	-
354.0 m	356.0 m	2.0	-	-	9.5 gpt	1.5 %

Drill hole ES-7 was collared 54 m east of ES-1 and drilled towards the NW at -75 degrees to a final depth of 861 m. Strong mineralization extends to a depth of 514 m throughout the sequence of altered limestone. Weak mineralization occurred within the underlying biotite hornfels. The results are summarized below:

Significant Intercepts in ES-7

Depth		**Interval**				
From (m)	**To (m)**	**Length (metres)**	**Copper**	**Gold**	**Silver**	**Molybdenum**
11.1 m	137.0 m	125.9	0.77 %	0.15 gpt	4.5 gpt	49 ppm
including 14.9 m	74.5 m	59.6	1.0 %	0.19 gpt	6.3 gpt	45 ppm
154.0 m	217.0 m	63.0	0.66 %	0.07 gpt	1.8 gpt	152 ppm
including 165.0 m	173.0 m	8.0	1.13 %	0.15 gpt	3.2 gpt	491 ppm
192.0 m	212.2 m	20.2	0.98 %	0.08 gpt	3.1 gpt	150 ppm
287.0 m	314.0 m	27.0	0.46 %	0.06 gpt	1.7 gpt	35 ppm
354.0 m	435.0 m	81.0	0.61 %	0.06 gpt	1.9 gpt	90 ppm
including 354.0 m	368.0 m	14.0	1.02 %	0.09 gpt	3.7 gpt	153 ppm
378.0 m	396.0 m	18.0	0.93 %	0.1 gpt	3.2 gpt	108 ppm
445.0 m	469.0 m	24.0	0.68 %	0.05 gpt	1.2 gpt	92 ppm
including 454.0 m	463.0 m	9.0	0.98 %	0.08 gpt	1.7 gpt	99 ppm
484.0 m	514.0 m	30.0	0.42 %	0.03 gpt	1.0 gpt	72 ppm
514.0 m	861.3 m	347.3	0.14 %	0.02 gpt	0.2 gpt	38 ppm

Drill hole ES-8 was collared 330 m north of ES-6 and located within a geologically complex area. One interval of mineralization was encountered for 7.0 m at 221 m grading 1.37% copper and 0.07 gpt of gold, hosted by magnetite skarn.

Significant Intercepts in ES-8

Depth						
From (m)	**To (m)**	**Interval Length**	**Copper percent**	**Gold grams/ton**	**Silver grams/ton**	**Molybdenum ppm**
221.0m	228.0 m	7.0 m	1.37 %	0.07 gpt	-	-

Drill hole ES-9 was collared 465 m west of ES-3 located to intersect mineralization in the footwall of the Escalones Bajo fault zone. The hole failed to reach its target and problems were encountered when the hole collapsed while in massive gypsum in the main fault zone.

Additional diamond drilling during the second drill program, carried out as part of the GMC-Grupo Mexico joint venture, provided highly encouraging results and significantly expanded the area underlain by skarn mineralization, including the definition of the copper mineralization to depths of up to 500 m beneath the outcropping mineralization at Escalones Alto.

The first two drill holes of the 1999-2000 drilling program, ES-10 and ES-11, are located 50 and 417 m east and southeast, respectively, of the high grade mineralization identified in the First Phase drill program during 1998-1999.

Significant Intercepts in ES-10

Depth						
From (m)	**To (m)**	**Interval Length (metres)**	**Copper percent**	**Gold grams/ton**	**Silver grams/ton**	**Molybdenum ppm**
34.0 m	177.0 m	143.0	0.56 %	0.093 gpt	2.7 gpt	52 ppm
including 37.0 m	54.0 m	17.0	0.8 %	0.132 gpt	6.2 gpt	17 ppm
including 117.0 m	131.8 m	14.0	1.03 %	0.216 gpt	4.4 gpt	60 ppm

Significant Intercepts in ES-11

Depth						
From (m)	**To (m)**	**Interval Length (metres)**	**Copper percent**	**Gold grams/ton**	**Silver grams/ton**	**Molybdenum ppm**
55.51 m	67.0 m	11.49	0.75 %	0.136 gpt	4.1 gpt	44 ppm
67.0 m	171.0 m	104.0	0.26%	0.034 gpt	1.6 gpt	92 ppm
171.0 m	379.72 m	208.72	0.35%	0.03 gpt	0.7 gpt	40 ppm

Depth		Interval				
From (m)	To (m)	Length (metres)	Copper percent	Gold grams/ton	Silver grams/ton	Molybdenum ppm
including 171.0 m	181.0 m	10.0	2.33 %	0.275 gpt	8.1 gpt	43 ppm
including 174.0 m	179.0 m	5.0	4.13 %	0.486 gpt	15.0 gpt	60 ppm

Results of holes ES-12 through 15 only intercepted low grade copper mineralization. These include: ES-12, 297-388 m averaged 0.27% copper over a 91 metre interval; ES-13, 210-260 m averaged 0.44% copper over a 50 m interval; ES-14, 381-435 m, averaged 0.41% copper over an interval of 54 m; and ES-15 encountered a possible post-mineralization intrusive body and did not exhibit intercepts of significant metal values.

Additional encouragement was found in ES-16, which is located 190 m NE of ES-1 and was drilled toward the SSW at an angle of -60 degrees, as summarized below:

Significant Intercepts in ES-16

Depth						
From (m)	To (m)	Interval Length	Copper percent	Gold grams/ton	Silver grams/ton	Molybdenum ppm
263.0 m	399.0 m	136.0 m	0.76 %	0.065 gpt	3.4 gpt	22
including 263.0 m	333.0 m	70.0 m	1.0 %	0.07 gpt	4.8 gpt	20

Geological interpretations suggest that the east-dipping mineralization intersected in ES-16 will extend to approximately 650 m below the surface before being cut off by a north-south fault near the collar of drill hole ES-10. The road channel sampling results, combined with the surface drilling, therefore, define a significant volume of higher grade mineralization that starts at the surface and is currently open to the east.

Drill holes ES-17 through ES-24 exhibited narrow intervals ranging from 2.0-12.0 m of relatively lower grade copper mineralization averaging 0.4-0.8% copper, with sporadic 1.0 metre intervals that ranged up to 2.75% copper and anomalous in gold values. The higher grade intervals appear to be associated with highly fractured skarn, and local secondary copper enrichment within relatively shallow depths. Of particular note, was a 1.0 metre intercept at 28.0 m in ES-18 in skarn above an andesite sill that assayed 3.6 gpt gold and was not associated with highly anomalous copper mineralization (0.036% copper).

Drill hole ES-25 intersected hydrothermally altered granodiorite and diorite containing porphyry style, stockwork hosted and disseminated chalcopyrite, bornite and molybdenite mineralization, along with anomalous gold values. This was the first and only hole to explore the porphyry hosted mineralization at Escalones. Anomalous copper mineralization begins at the base of moraine cover at 55 m and extends to a depth of 430 m. Results from drill hole ES-25 included the following mineralized intervals:

Significant Intercepts in ES-25

Depth		Interval				
From (m)	To (m)	Length (metres)	Copper percent	Gold grams/ton	Silver grams/ton	Molybdenum ppm
65.0 m	358.0 m	293.0	0.36 %	0.091 gpt	-	12 ppm
including 197.0 m	288.0 m	91.0	0.50 %	0.103 gpt	-	12 ppm
including 262.0 m	285.0 m	23.0	0.68 %	0.128 gpt	-	6 ppm

ES-25 is located more than 160 m west of the nearest drill hole that intersected skarn mineralization, and is almost a kilometre east of the mineralization exposed in road cuts at Escalones Bajo, which remain to be drill tested.

Sampling Method and Approach

Sampling during the previous drilling programs generally consisted of selecting 1.0 m intervals so that higher grade intercepts could be identified and understood. In some cases, shorter intervals were selected base on visual observations during core logging and mapping to isolate geologically important structures or to characterize the style of mineralization or significant changes in host rock types. Recovery of samples during drilling was very good, with the exception of the bottom section of ES-9 which encountered bad ground conditions and was terminated within a gypsum diaper unit.

Sampling was conducted on the property as part of the NI 43-101 report evaluation, and consisted of selecting 12 samples that were considered by Katsura to be representative intervals from core of high, medium and low assay values for copper, silver, and gold. These sample intervals were examined by the Katsura at the core storage facilities, and under his direction, the samples were split and collected for submittal to the lab for analysis. The drill core and log sheets were carefully examined by Katsura, and the intent of the sampling was to provide an independent check of previous reported assay results and to visually document and verify the observations of mineralization and alteration reported in previous reports and drill logs. The results of this sampling show that the check samples taken were within a reasonable range of the previously reported values. Each of the samples taken were split from the identical section of available core, using a percussion hand splitter and the collection and bagging of the sample was directly conducted or supervised by Katsura for submittal to the lab.

These samples all show values for copper mineralization, with eight of the samples showing copper values greater than those previously reported, up to 235% of previous assay values, with the average of all eleven samples being 30% higher than those previously reported by GMC. Of the eleven comparable check sample results taken, all samples show detectable levels of gold with four samples greater than, five samples lower than, and two samples comparable to those values previously reported by GMC. In general, the results of the sampling confirmed the tenor of the mineralization reported by GMC, with the understanding that there is an expected level of variation of + 20% in any individual sample interval for copper, and possibly a higher degree of variability among gold values because of the overall lower threshold values.

All assays were performed independently by ACME Analytical Laboratories S.A. in Santiago, Chile, using AA analytical methods. Internal checks were preformed through standards and the re-analyzing of certain samples.

All samples were collected by or under the direct supervision of a "Qualified Person" responsible for the program. Emphasis was placed on quality control and the proper handling and numbering of all samples. Samples were analyzed by ACME Laboratory located in Santiago, Chile. Silver and gold were analyzed using fire assay and the AA (Atomic Adsorption) method while copper was analyzed by AA. The ACME Laboratory in Santiago is not currently certified. However, Acme Analytical Labs Ltd. in Vancouver, the head office, is fully ISO 9001:2000 certified. Dr. Lawrence A. Dick, Executive Vice President, Exploration for GMC at the time, is the "Qualified Person" on the Escalones Project as set out by NI 43-101. Dr. Dick has been assisted by Mr. Felipe Malbran, now Exploration VP for GMC's South American projects.

For the check samples collected for the Technical Report, Katsura bagged each sample, affixed the sample tag, described the samples taken, and prepared the sample submittal for delivery to ACME Laboratory located in Santiago, Chile. The sampling methods were considered by Katsura to be adequate to ensure that samples taken were secure and would produce meaningful results for the intent of fulfilling the requirements of his Technical Report. The check samples were sent by courier to ACME laboratories in Santiago, Chile for fire assay and atomic adsorption analysis and then are sent to ACME, Vancouver for ICP analysis. Results are checked by re-analysis of 9% of the samples by ACME laboratories in Chile who also insert 3% blank samples and 6% standard samples in each batch analysed to ensure accuracy. The Chilean laboratory is not ISO 9001:2000 certified, however, the Vancouver laboratory has ISO 9001:2000 certification. When results are received, they are checked for their geological reasonableness and the field locations are cross-referenced with assay sheet sample numbers to check accuracy. The analysis procedure used was gold fire assay on a 30 gm sample and ICP 30 elements. All the results (Ag, Cu, Mo, Pb & Zn) over the detection limits were re-analysed by Atomic Adsorption ("AA").

Exploration and Development Activities

The property is currently under option to Minera Aurex which has complete discretion as to the exploration program. They have advised us that if they are able to obtain a drilling permit, they intend to drill three holes into the geophysical target defined on the western side of the Meseta. The Company incurred minor carrying costs of $67,943 in 2005.

Laurani (Bolivia)

The Laurani gold-silver prospect is located in the Department of La Paz in western Bolivia, approximately 127 kilometres ("km") south of the capital of La Paz. The total property position controlled by the Company consists of approximately 1,750 hectares ("ha"). The land is held as Pertenencias and Concessions. These can be maintained indefinitely by paying annual dues in January of each year. The fee is US$1.00 per ha per year for Pertenencias. The fee for Concessions is US$1.00 per ha per year for the first five years which rises to US$2.00 per ha per year in the sixth year. Copper-silver-gold was mined historically from three principal areas: San Geronimo, Tatal Pata and Carnavalito, within a zone of strong surface alteration measuring approximately two km by two km. This zone of alteration lies within a large collapsed, stratovolcano caldera complex measuring approximately 10 km across. The Company's total land package covers the entire volcanic complex.

The Company, through its indirect, wholly owned Bolivian subsidiary, Compania Minera General Minerals (Bolivia) S.A., entered into an option agreement dated September 4, 2003 and then in December 2003 transferred the property to its wholly owned subsidiary Compania Minera Laurani S.A. ("CML"). The option agreement (the "Soria Agreement") relates to the entire 1,750 ha land package. Pursuant to the Soria Agreement, the Company has the right for a period of 5 years from September 4, 2003 to purchase the claims at any time upon payment to the owner of US$1,200,000, provided that each of the annual or biannual payments as required under the option have been paid as of the date of the claim purchase. If the claims are purchased, all future annual and biannual payments are cancelled. If the claim purchase is made at the end of the 5 year period, the total annual and biannual payments would be US$230,000.

To date, a total of US$50,000 in rental payments has been paid. Additional payments are required as follows:

Payment Date	Amount
September 4, 2006	US$30,000
March 4, 2007	US$30,000
September 4, 2007	US$60,000
March 4, 2008	US$60,000

The Company is required to pay all amounts required to protect and maintain the mineral rights in the area of the property. If CML undertakes production during the option period then it must pay a 4% Net Smelter Return ("NSR") royalty or the annual or biannual payment, whichever is the larger. After purchase of the claims, no royalty is payable.

The properties are located at 3,800-4,000 metres ("m") elevation in rugged terrain that protrudes above the flat Altiplano and are accessed by the main Bolivian highway between La Paz and Oruro and the final few km by poor quality gravel roads, approximately 35 km south of Patacamaya. The climate includes a rainy season between December and March; however, the property is accessible for exploration year round.

A Technical Report dated May 19, 2004 in respect of the Laurani prospect was prepared by Mr. Kurt Katsura, P. Geo., an independent geologist and "Qualified Person" as such term is defined in NI 43-101. The Technical Report has been filed on SEDAR and can be found at www.SEDAR.com. The following information is summarized from the Technical Report. Additional details regarding the Laurani property may be obtained from the Technical Report which readers are encouraged to review in its entirety.

Access, Climate, Local Resources, Infrastructure and Physiography

Access to the property is gained over land via Highway 1, the main paved highway linking La Paz and Oruro, to point approximately 25 km south of Patacamaya, then by improved dirt road approximately 5 km west to the Laurani property.

Climate is typical for the Bolivian Altiplano, with cool to moderate summers and cool dry winters. Winters (May- August) are cool with temperatures that range from -2° C at night to 10-12° C during the daytime, and are generally dry, with occasional rare snowfall. Summers (November –March) have moderate temperatures that range from 5° C at night to 12-25° C during the daytime. Rainfall is heaviest during late December through March, averaging approximately 90 mm in December, 130 mm in January, and lightest in June and July where rainfall averages approximately 10 mm per month. Scattered subsistence farming plots are found throughout the Laurani area and are worked by locals during the rainy season.

The property is readily accessible from La Paz or Oruro where there is a capable supply of any labor, equipment or service requirements for conducting exploration or mining related activities. The town of Patacamaya lies 35 km to the northwest along Highway 1 and could provide a temporary source for labor, supplies, and accommodations to support an exploration program. Patacamaya is six hours from port facilities using the international highway between La Paz and Arica, Chile.

Currently, there is nominal existing infrastructure developed on the property with a local electric power line that leads up to a communications tower within the property that is maintained year round and several kilometres of access roads. The status of available water is unknown but in the recent past it was of sufficient quantity to sustain mining and milling facilities on the property. Several small springs and seeps were observed on the property and near the village of Sipe Sipe, which may have the potential for being developed as additional water sources. The property is readily accessible via a dirt road (approximately 5.0 km) from the main paved Highway 1 linking La Paz and Oruro, and the La Paz to Oruro railroad, electric power and gas lines pass within a few kilometres of the property. There are several small villages adjacent to the property, including Santiago de Laurani and Sipe Sipe, which may provide sources for casual labor to support exploration. At this early stage of exploration at the Laurani property, no detailed studies have been conducted to determine the suitability or feasibility of siting mining operations or facilities, however, it is understood that any such plans may require negotiated settlement with any surface owner or rights that may be present at these locations.

The Laurani property encompasses a subcircular group of isolated hills that rise above the broad undulating plain of the Altiplano in Bolivia. The hills rise abruptly 300-450 m above the surrounding flat Altiplano to elevations ranging from 3800-4380 m above mean sea level ("amsl"). These hills constitute the dissected remnants of a mid-Miocene stratovolcano complex, which is cut by a series of arcuate fault structures related to the development and collapse of the volcanic system, and have been dissected by erosion. The hill slopes are covered by a sparse cover of grasses and brush and are currently utilized for grazing and, in scattered plots, the raising of crops by locals living in several small villages within the property boundaries. Of particular interest are areas that are devoid of vegetation along the surface traces of the major vein structures and other areas of intense argillic alteration.

History

Copper-silver mineralization was discovered and mined during the Spanish Colonial times, and there is also evidence of pre-Columbian mining of silver at the property. The mines in the Laurani area produced silver and copper from underground sulphide veins until as recently as 1975. Between 1987 and 1991, United Mining Corporation completed 23 reverse circulation drill holes and a program of limited surface and underground sampling. GMC has not had access to this information but it is reported in literature (Lopez-Velasquez and Jimenez, 1997) that United Mining identified a resource of two million tonnes of oxide gold ore averaging 2.5 gpt gold, 220 gpt silver and 1% copper (Enns and Findlay, 1996) within the area of the previously mined gold veins and accordingly cannot verify the resource nor comment on whether the estimate made prior to NI 43-101 is in the categories presently required and may not be in compliance with current standards. GMC is not relying on these estimates. Between 1992 and 1994, Emicruz (RTZ) completed a program of mapping, sampling, geophysical surveys and drilled six core holes on the property totalling 3,000 m.

Between 1996 and 1998, the property was under lease to Corriente Resources, who undertook a program of mapping, sampling, geophysical grids, and a limited reverse circulation drilling program that identified a number of mineralized target areas, including the silver mineralization in the Cerro Alunita area. The majority of the work conducted by Corriente focused on Cerro Alunita, and their positive results in this area were not followed up with further drilling.

The Company announced the acquisition of the Laurani silver-gold-copper target in October 2003. Geological mapping has been completed and 500 channel and chip samples have been collected.

The results include 59 samples with values greater than 1.0 gpt gold with the two highest surface vein samples assaying 18.25 and 10.20 gpt gold. Silver values include 70 samples with greater than 100 gpt silver.

Geologic Setting and Mineralization

The Laurani property is located within a belt of Miocene volcanic centers in the northeastern Altiplano of Bolivia, where mineralization associated with volcanism is part of the polymetallic belt of the central Andes that extends from Argentina to Peru. The metallogenic belt includes deposits of both quartz-adularia and acid sulfate systems. Some of the acid sulfate systems similar to Laurani include: La Coipa and El Indio, Chile; Kori Kollo in Bolivia; and Julcani in Peru. These deposits all exhibit argillic and quartz-alunite alteration surrounding vein systems that contain high sulfide mineral assemblages including: enargite, tennantite, barite, and quartz. The geological setting at Laurani is similar to Newmont Mining Corporation's million plus ounce Kori Kollo gold mine which is located approximately 55 km to the southeast of the property in a similar geological setting.

At Laurani, the main mineralized veins occur within an extensive alteration zone measuring approximately 1.5 x 1.0 km, and contain the extensive San Geronimo vein system and the complex area of veins in the Tatal Pata area. The epithermal veins at Laurani have been mined historically for silver, copper, and gold from Pre-Colonial times to as recently as 1975. The principal veins are the San Geronimo, San Salvador, and Carnavalitos, which locally converge and contain numerous subparallel and crosscutting subsidiary structures, which extend beyond the core alteration area. The underground workings exploit the vein systems which contain gold values that appear to increase with depth from an average of 0.6 gpt at surface to a high of 35.9 gpt over 0.7 metres at the lowest level below surface within existing tunnels in the San Geronimo vein system. Rock geochemistry from surface sampling show anomalous levels of gold (up to 18 gpt), and silver (>100 gpt) that are spatial associated with the vein systems, but are within subsidiary structures and may represent separate pulses of mineralization or zoning within the larger epithermal system. There is a potential for the discovery of significant high sulfide vein mineralization to be present within the historically mined vein systems as subparallel ore shoots and as extensions of the veins at depth and along strike. Of particular interest are the often persistent quartz-alunite ribs and ledges within the vein system which contain highly anomalous gold values, but have remained largely untouched by previous mining and exploration efforts.

Another significant exploration target area is located at Cerro Alunita, where quartz-alunite alteration caps an elongate ridge surrounded by a halo of pervasive argillic altered rocks covering more than one square kilometre. Prior exploration work by a company reported a drill intercept of 14 metres averaging 323 gpt silver and 0.1 gpt gold in this target area, this suggests that a large silver dominated system with significant gold credits is present here. Previous authors (Sanjines, Hofstra, and Barrera, 1997) have also suggested that buried porphyry copper systems may underlie similar areas of extensive quartz-alunite and advanced argillic alteration such as that present in the Cerro Alunita area. In addition, there are other areas in the southwest sector of the volcanic complex that remain to be fully explored, which exhibit veining, stockworks, and argillic and quartz-alunite alteration in surface exposures. These targets present excellent exploration potential for the discovery of significant gold-silver mineralization at the Laurani property. The topography of the property at Tatal Pata and Cerro Alunita would be conducive to relatively low stripping ratios if the shallow structural and stratigraphic controlled precious metal targets could be exploited in part by surface mining methods.

Exploration

(a) *Geophysical Surveys*

Previous workers at the property (Corriente) conducted magnetometer (68.5 line-km) and IP/resistivity (26 line-km) surveys across the eastern portion of the Laurani volcanic complex (Enns and Findlay, 1996). The results of the magnetic surveys identified magnetic highs in areas where intrusive rocks were present at depth, and magnetic lows where argillic alteration resulted in the destruction of primary magnetic minerals in the intrusive units. The IP/resistivity surveys showed high chargeability within the area of old mine workings and surrounding alteration, and another anomaly on the flanks of Cerro Capaja (Cerro Alunita) which suggested the presence of high sulphide mineralization. Several interesting anomalies were reported in the Tatal Pata area, these include: a 100 ohm-m resistivity coincident with weak chargeability (12-15 m-sec) in the Carnavalitos vein system, and deep chargeability anomalies in the Tatal Pata, San Geronimo, Santo Cristo, and San Carlos vein systems. These methods should be considered to determine if further geophysical work could provide useful exploration tools within the Tatal Pata and Cerro Alunita areas.

(b) *Geochemical Sampling*

Surface exploration by previous operators indicated that there are anomalous values for gold and silver scattered across the property, primarily associated with early prospecting pits and mining. The focus of GMC has been to carefully evaluate and document the context of mineralization to better understand the epithermal system and to develop a basis for defining exploration targets. This has involved an intensive program of detailed surface mapping and sampling, focusing on meaningful chip, channel, and panel samples of exposed veins and structures, and areas of pervasive alteration. At the Laurani property, 500 channel and chip samples have been collected for geochemical analysis. The results include 59 samples with values greater than 1.0 gpt gold, where the two highest surface vein samples assayed 18.25 and 10.20 gpt gold. Silver values include 70 samples with greater than 100 gpt silver. On the basis of this sampling, several target areas have been confirmed and are the focus for further exploration work. Some of the more significant results obtained during the 2004 field season are shown below. The majority of the samples are from the Tatal Pata area, however, with the samples designated with (*) are from Cerro Alunita, and the samples designated with (+) are from the San Geronimo vein system.

Laurani Selected Geochemical Rock Sample Data

Sample No.	Type	Length (metres)	Au (Gpt)	Ag (ppm)	Cu (ppm)	Pb (ppm)	Sb (ppm)
77501	Channel	1.0	0.92	184	150	2876	838
77502	Chip	2.0	0.36	22.3	28	1638	224
77504	Chip	2.0	0.45	6.0	30	332	31
77505	Chip	2.0	0.46	11.7	101	445	61
77506	Chip	2.0	0.62	31.6	34	1612	192
77512	Channel	1.5	0.29	64.8	49	2481	65
77513	Channel	0.4	1.88	323	535	1581	529
77516	Channel	0.5	3.6	93.2	815	51,750	540

Laurani Selected Geochemical Rock Sample Data

Sample No.	Type	Length (metres)	Au (Gpt)	Ag (ppm)	Cu (ppm)	Pb (ppm)	Sb (ppm)
77518	Chip	1.2	0.91	319	276	3164	940
77526	Chip	1.2	0.98	265	1466	3.996%	519
77527	Channel	2.0	1.81	214	221	4435	>1999
77528	Channel	1.0	0.31	126	206	1.616%	291
77529	Channel	1.5	0.14	74	117	7136	173
77535	Channel	1.0	0.56	11.9	31	543	64
77536	Chip	2.0	1.11	5.9	57	192	30
77541	Chip	2.0	2.09	26.6	122	186	113
77561	Channel	2.0	0.21	451	61	322	287
77562	Channel	0.5	0.10	73.9	65	2804	79
77566	Chip	2.5	0.56	173	246	1.272%	1037
77572	Channel	1.0	0.10	39.5	370	2.512%	35
77573	Channel	2.0	3.43	207	263	1.164%	1640
77575	Channel	1.5	0.64	180	78	2562	1260
77576	Channel	1.5	0.34	5.8	107	7668	93
77584	Channel	1.0	0.35	>99	257	>9999	290
77660	Chip	2.0	0.65	8.9	4	34	34
77670*	Channel	1.5	0.22	145	18	972	>1999
77671	Grab	-	2.08	243	17,130	1591	>1999
77672	Grab	-	1.84	>99	4003	2162	1131
77728	Channel	2.0	1.40	181	46	1923	939
77729	Chip	2.0	0.42	47.6	70	3914	568
77748	Channel	1.5	1.60	41.7	164	427	735
77749	Channel	1.0	1.50	13.2	94	148	231
77755	Channel	2.5	1.55	10.9	228	33	73
77756	Channel	2.5	3.35	103	447	980	>2000
77757	Channel	1.2	7.13	59.1	131	3898	433
77761	Channel	1.0	1.43	81.3	59	563	807
77767	Channel	1.5	2.05	186	411	2.897%	>2000
77771	Channel	0.6	1.07	112	149	1.637%	822
77774	Channel	1.5	1.11	140	17	799	126

Laurani Selected Geochemical Rock Sample Data

Sample No.	Type	Length (metres)	Au (Gpt)	Ag (ppm)	Cu (ppm)	Pb (ppm)	Sb (ppm)
77775	Channel	2.5	1.35	119	143	533	549
77776	Channel	2.0	1.85	243	144	204	466
77778	Channel	2.0	2.02	719	420	134	612
77788	Channel	1.2	1.98	422	211	1627	1820
77801	Channel	1.2	3.51	229	165	938	>2000
77815	Channel	1.2	18.25	24.1	75	189	89
77819	Channel	2.5	3.16	103	277	1724	676
77820	Channel	2.0	6.40	682	269	979	>2000
77821	Chip	4.0	1.12	74.2	116	107	184
77823	Channel	1.5	1.48	9.5	22	47	50
77831+	Channel	2.0	9.45	690	330	527	>2000
77832+	Channel	3.0	2.21	150	114	206	>2000
77856+	Channel	2.0	10.20	461	162	2902	>2000
77859+	Channel	2.0	4.54	168	703	1693	>2000

The geochemical results suggest that there are grouping of correlations between high gold grades and elevated levels of antimony (>1000 ppm), geochemically low copper (100-400 ppm), and that gold mineralization appears to be associated with and may define several distinctly separate mineralization events. One grouping appears to be associated with high silver values (>99 gpt). Further work to identify and differentiate between gold-rich stages of mineralization may prove useful for developing specific targets within the complex vein and stockwork systems at Laurani. Although surface sampling is considered a reliable indication of mineralization in the surface environment, the depth, extent, and lateral continuity of mineralization can only be confirmed by adequate drilling or tunnelling.

(c) Targets

Geological observations suggest there is a good potential for gold vein mineralization within the 1.5 x 1.0 km San Geronimo and Tatal Pata areas, and for near surface silver mineralization and a possible deeper porphyry target in the one square kilometre area beneath Cerro Alunita. These mineralized targets are situated within the larger 10 kilometre wide, oval collapse feature, and it is likely that other areas will also be found elsewhere in this large structural setting.

At least three targets for significant gold and silver mineralization are currently identified at Laurani based on previous and current geologic mapping, and the results from recent rock chip sampling. The three types of targets at Laurani include:

- Extensions of the known high sulphide veins that continue at depth below the historically mined levels in the San Geronimo veins system;

- Lateral extensions of epithermal vein mineralization in the San Geronimo vein system, particularly to the west where the vein projects beneath a colluvial cover, and in subparallel veins;
- In the Tatal Pata area, within the complex area of intersecting vein systems, and in stockworks, containing grades of similar to those blocked out by United Mining averaging 2.5 gpt gold, 220 gpt silver and 1% copper;
- High grade gold mineralization, with values exceeding 10.0 gpt, occurring at the surface in quartz-alunite ribs and ledges adjacent to areas which have been extensively mined during previous operations, and remain unexplored;
- Bulk tonnage silver and gold ores that lie beneath and within the extensive quartz-alunite alteration zone at Cerro Alunita, mineralization hosted by breccias, stockwork veining, and disseminated in altered rocks with grades of 323 gpt silver and 0.1 gpt gold, similar to those intercepted by previous drilling; and
- Possible porphyry system beneath Cerro Alunita, hosting disseminated silver mineralization.

Metal zoning within the system has been noted by previous workers in the region, but these studies fail to distinguish whether the zoning is related to specific stages of mineralization or structures, although it has been implied that the zoning is indicative of the actual metal distribution and geothermal gradients within the larger hydrothermal system. A detailed understanding of the stages of mineralization and the structural history of the veins may help determine the importance of metal zoning to delineate specific target areas within the vein systems. This has been proven to be critical in understanding the controls for high grade gold mineralization at the El Indio mine in Chile (Jannas et al, 1990).

Sampling Method and Approach

Five hundred channel and rock chip samples have been collected and analysed for gold, silver and base metals. The Company has established procedures with respect to its sampling programs to lessen the possibility of sampling and assaying errors. Samples are collected under the supervision of the geologist in charge of the project who ensured the quality of the samples taken and verified that the samples were correctly labelled. These samples are then transported by Company personnel to ALS Chemex laboratory in Oruro, Bolivia for sample preparation processing and then sent by courier to ACME laboratories in Santiago, Chile for fire assay and atomic adsorption analysis and then are sent to ACME, Vancouver for ICP analysis. Results are checked by re-analysis of 9% of the samples by ACME laboratories in Chile who also insert 3% blank samples and 6% standard samples in each batch analysed to ensure accuracy. The Chilean laboratory is not ISO 9001:2000 certified, however, the Vancouver laboratory has ISO 9001:2000 certification. When results are received, they are checked for their geological reasonableness and the field locations are cross-referenced with assay sheet sample numbers to check accuracy. The analysis procedure used was gold fire assay on a 30 gm sample and ICP 30 elements. All the results (Ag, Cu, Mo, Pb & Zn) over the detection limits were re-analysed by Atomic Adsorption ("AA").

Sampling for the NI 43-101 Technical Report was conducted on the property as part of the evaluation, and consisted of selecting sample locations and collecting rock samples to be submitted for lab analysis. The intent was to determine if the samples were within a reasonable range of the values reported by the Company.

Nine samples were collected by Katsura to be representative intervals sample location at Laurani to verify the presence of mineralization from locations identified by the Company to contain high, medium and low assay values for copper, silver, and gold. These samples were examined by Katsura, bagged, labelled, and submitted to ALS labs in Oruro, Bolivia for sample preparation and analysis. The intent of this sampling was to provide an independent check of previous reported assay results and to visually document and verify the observations of mineralization and alteration reported in previous reports. The results of this sampling showed that the check samples taken were within a reasonable range of the previously reported values.

The nine samples all show values for gold and silver mineralization, with two of the samples showing gold values greater than those previously reported, and up to four times the values of previous assays, however, there was a wide range of variation between the samples which suggests that there is a possible "nugget effect" that would require careful sampling to determine grade and continuity. Conversely, it would be prudent to perhaps increase the sample frequency along veins and structures to ensure that they are adequately testing mineralization and not missing higher grade intervals. Of the nine check sample results taken for the Technical Report, all samples show detectable levels of silver, with a general correlation with previous sample values and a range in values between 60-175% from previous sample values reported by the Company. In general, the results of the sampling confirmed the tenor and order of magnitude for individual samples of the mineralization reported by the Company, with the understanding that there can be up to a 40% variation in any individual sample interval.

Sampling was conducted by the Company of selecting intervals across veins and structures and/or panel samples of host lithologic units so that values could be identified and understood in a geological context. In some cases, shorter intervals were selected based on visual observations to isolate geologically important structures or to characterize the style of mineralization or significant changes in host rock types.

All samples were collected by Mr. Edwin Mateo under the direct supervision of Mr. Felipe Malbran, VP South American Exploration. Ralph Fitch, President, is the "Qualified Person" responsible for the program. Emphasis was placed on quality control and the proper handling and numbering of all samples. The samples are then transported by either trusted Company personnel or public transport to the specified public laboratory. Under controlled laboratory conditions, the samples were crushed, split, ground and analyzed for the desired elements by standard ICP methods. The sampling methods are considered to be adequate to ensure that samples taken were secure and would produce meaningful results for the intent of fulfilling the requirements of the NI 43-101 Technical Report.

Exploration and Development Activities

A careful analysis and modeling of the geochemical data may also prove useful to help determine the possible significance to stages of mineralization and to characterize important elemental signatures that may be associated with the higher gold values. The integration of this data will aid in developing a strategy to develop and prioritize drilling targets by: 1) identifying areas of high sulfide and structures in the San Geronimo vein system, particularly along the projected western extension; 2) identify areas of complex intersecting veins and stockworks within the Tatal Pata area and understanding the controls to gold mineralization within the vein system; 3) determine how extensive the low grade lead-zinc-silver mineralization is on the eastern end of the San Geronimo vein system in the Toro and Carnavalito areas; 4) determine the importance of breccias to mineralization in the Cerro Alunita area; 5) to develop geophysical survey methods to assist in identifying specific drilling targets; and 6) to utilize ongoing geological mapping and sampling and geophysical survey methods to help develop additional target areas.

Plans also include opening several of the more accessible old tunnels for further sampling and geology. This assessment may lead to further underground development to better define mineralization.

Expenditures

Exploration costs in 2005 totalled $61,165. Work completed included limited geology and geochemical sampling and an SP geophysical survey over a portion of the property. The Company is presently assessing the possibility of reopening several of the underground tunnels at the mine to re-establish and potentially expand the resource reported by an earlier explorer.

Malku Khota (Bolivia)

The Malku Khota silver-gold prospect is located in the Department of Potosi, west central Bolivia, approximately 100 km southeast of Oruro. The Company has acquired an option covering 1,175 ha in this historic area of silver-gold production and, in addition, has claimed a large area covering the potential strike extension to the mineralization. The Company has also required 925 ha from SILEX, for total rights to approximately 5,050 ha covering 15 km of strike. The land is held as Concessions. These can be maintained indefinitely by paying annual dues in January of each year. The fee is US$1.00 per ha per year for the first five years which rises to US$2.00 per ha per year in the sixth year.

The historic workings, some of which date back to Colonial Spanish times, are located within the same sandstone units that host silver mineralization at the Atocha high-grade silver project (see GMC press release regarding Esperanza Silver Corporation, PR 03-08, September 22, 2003). At Malku Khota, much of the early mining activity appears to have focused on high-angle gold veins and fracture systems that crosscut the sandstone-hosted silver mineralization. A majority of the recently sampled areas in the project area show few indications of prior prospecting or mining activity away from the known veins.

In July 2003, the Company acquired the property through its indirect, wholly owned Bolivian subsidiary, Compania Minera General Minerals (Bolivia) S.A., and then in December 2003 transferred the property to its wholly owned subsidiary, Compania Minera Malku Khota S.A. ("CMMK"). The Company entered into an option agreement dated July 24, 2003 (the "Kempff Option") which agreement relates to 47 cuadriculas covering 1,175 ha. Pursuant to the Kempff Option, the Company has the right for a period of 5 years from July 24, 2003 to purchase the claims upon payment to the owner of US$255,000. US$20,000 has been paid to date. Additional payments pursuant to the Kempff Option are due as follows:

Payment Date	Amount
July 24, 2006	US$15,000
July 24, 2007	US$20,000
July 24, 2008	US$200,000

The Company is required to pay all amounts required to protect and maintain the property. A 1% NSR is payable on all production. This NSR can be purchased at any time for US$500,000. CMMK may carry out production during the option period.

On February 18, 2005, the property was optioned to SILEX a subsidiary of Apex Silver Corp. This option to joint venture agreement allowed SILEX to earn a maximum of 70% interest in the property. On February 15, 2006, SILEX withdrew from the project after completing 13 diamond drill holes.

On 5 of the 47 cuadriculas, a prior water right exists which gives the holder a first right on the property such that CMMK would be required to have a further agreement with the holder of the water rights to mine on these 5 cuadriculas.

The Company also has beneficial ownership of a further 2,950 ha to the south of and adjoining the Kempff land, which is not subject to the agreement but forms part of the property. GMC has now added 925 ha from Apex. The total surface controlled by GMC is now approximately 5,050 ha.

A NI 43-101 Technical Report is presently being prepared for the Malku Khota Property.

Access, Climate, Local Resources, Infrastructure and Physiography

The property can be accessed by dirt road from Oruro to the north-west and Cochabamba to the north-east. The drive takes approximately three hours from either location.

Climate is typical for the Bolivian Altiplano, with cool to moderate summers and cool dry winters. Winters (May- August) are cool with temperatures that range from approximately -2° C at night to 10-12° C during the daytime and are generally dry, with occasional rare snowfall. Summers (November –March) have moderate temperatures that range from approximately 5° C at night to 12-25° C during the daytime. Rainfall is heaviest during late December through March and lightest in June and July.

Equipment and service requirements and food are available from Oruro or Cochabamba. Labor is available from the small settlements scattered around the area including Chiro Khasa.

The area is located approximately 100 kilometres from Oruro and is devoid of modern infrastructure.

Located near the eastern edge of the Altiplano, the region is composed of steep ridges with gentler valleys. The altitude varies between approximately 3,600 metres to 4,200 metres in the area of the prospect.

History

Exploration, prior to GMC's involvement, indicates that mining has occurred on 11 separate high-angle structures on 7 levels since the late 1800's. Historical reports indicate that surface gold-silver veins include assays of between 2.0 and 47 gpt gold and 27-1,500 gpt silver. Sampling from the manto-form mineralization included an assay of 0.9 gpt gold and 537 gpt silver over 0.45 m. This prior surface exploration was carried out by Geoexplorers Bolivia and Compania Minera La Rosa. Reports in the possession of GMC include results from approximately 100 vein and wall rock samples from the historic district. Approximately 40% of these samples assayed greater than 1 gpt gold. The reports indicate that analyses were carried out by Bonder Clegg in Bolivia and the Inti Raymi laboratory in Bolivia, using the fire assay method.

Geologic Setting and Mineralization

The Malku Khota project is set in the eastern Altiplano within Jurassic to Cretaceous aged sedimentary rocks with a possible volcanic component. The sequence is interpreted as a rifting environment coincident with marine transgression in the early Cretaceous. The Mesozoic sandstones are part of an approximately 1,500 m thick, westerly-dipping thrust wedge lodged between Palaeozoic sediments to the east and the west. The Mesozoic thrust-bound block can be divided into an upper, limestone unit of the Cretaceous El Molino Formation, which is underlain by dominantly red, fine-grained sandstones of the Cretaceous Chaunaco Formation, the base of which includes a member which represents the early stages of a marine transgression, that the Company refers to as the Atocha sandstone. The Jurassic to Cretaceous Ravelo Formation occurs below the Atocha sandstone and consists of buff-colored, well-sorted, aeolian, quartz sandstone. At Malku Khota, the best silver mineralization appears to occur in the coarser sandstones and is present over widths of up to several hundred metres.

The disseminated silver mineralization seen in the sandstones at Malku Khota is interpreted as being sedimentary exhalative in origin. The mineralization which includes disseminated silver mineralization associated with lead and minor zinc together with extensive barite deposition has similarities to other "sedex" deposits. At Malku Khota, a later phase of gold-bismuth mineralization has been emplaced into the silver bearing sandstones. The gold bismuth association suggests a intrusive hosted gold system is also present.

Most silver mineralization is hosted within the coarser sandstone unit and as observed in outcrop, tunnels and drill holes is mostly in the form oxides associated with various forms of oxides of iron, lead and antimony. Rare, usually silicified, outcrops show black sulphides which are interpreted to be the silver mineral acanthite, but no detailed mineralogy has been carried out at this time to verify this identification.

At Malku Khota, an additional stage of later crosscutting gold and silver vein and fracture style of mineralization is present which is attributed to a later intrusive event in the area. The majority of the silver mineralization, however, is interpreted as related to exhalative processes related to the Cretaceous rift, or possibly to later basin dewatering processes that brought metal rich fluids into the permissive sandstones where metal was deposited. These styles of mineralization can occur over very large areas as is evidenced by the presence of anomalous silver over approximately 60 km from north of the Atocha project to Malku Khota in the same sandstone units.

Exploration

The Company, prior to exploration by SILEX, completed the initial reconnaissance of its 4,125 ha property which has included geological mapping and the collection of 1,120 chip samples across the silver-bearing Atocha and Condoriquina sandstones. These chip samples have been taken on a series of 32 long lines across the width of the sandstone units, each line being between 50 and 800 metres apart, covering approximately a 15 kilometre length of the sandstone units. This work resulted in the definition of an area of approximately 3,500 metres long by 800 metres wide which includes anomalous silver, gold, bismuth and base metal values in continuous chip samples. Within this area, there is a well defined zone of 3,450 metres by 263 metres in which anomalous silver values of approximately half to one ounce per tonne have been found over significant widths of continuous chip sampling. This zone is also cut by approximately 50 cross-cutting gold-bismuth veins.

At Malku Khota, the Company identified widths of up to 263 metres with anomalous silver over a strike length of 3,450 metres. These surface results, such as 228 metres of 40 gpt silver, are interpreted as indications that at Malku Khota silver mineralization is disseminated throughout a large thickness of the Atocha and Condoriquina sandstone units over a substantial strike length. The later drilling by SILEX confirmed that disseminated silver mineralization occurs throughout the host sandstone unit in many of the areas drilled.

In June 2005, Apex completed a substantial program of surface and underground sampling that confirmed the existence of a large width of disseminated silver mineralization, seen at the surface, in historic underground tunnels which they sampled. A total of 1,111 surface and underground samples were collected. This initial surface program focused on Limosna Hill where Apex defined a silver anomaly that measures approximately 1.4 kms long by a varying width of approximately 30 to 180 metres within the host sandstone. Further, underground sampling within old tunnels in this zone returned a composited average value of 395 gpt silver over a width of 130 metres. These tunnel samples are channel samples taken from underground exposures a few metres to approximately 50 metres below the surface. This mineralization starts at surface and there is no overburden. A summary of the results is shown in the following table:

Approximate True Width	**Average Silver Grade**
130 metres	395 gpt (equivalent to 11.45 oz per ton)
Includes Two Higher Grade Intervals:	-
90 metres	446 gpt(equivalent to 12.93 oz per ton)
30 metres	580 gpt (equivalent to 16.82 oz per ton)

This higher grade material seen in the tunnel may represent a sub-horizontal enrichment blanket that starts a few metres below the surface and has a poorly defined thickness of possibly 30 metres in the tunnel mentioned.

In the second half of the year, SILEX continued with the program of surface channel sampling in the two other anomalous areas previously identified by the Company. These anomalies named Malku Khota and Warra Warra also returned similar widths of anomalous channel samples. In total, in the Limosna and Warra Warra areas, SILEX's surface channel samples with greater than 10 gpt silver encompassed approximately 320,000 square metres. In the Malku Khota anomaly, related to the intrusive-hosted gold system, there is an additional area of anomalous silver of approximately 128,000 square metres.

In December 2005, the Company announced the first drill results from the first four diamond drill holes at the Malku Khota. These four holes were drilled in the Limosna Hill target where GMC previously reported a zone of interest with 1.4 kms of strike within the host sandstone unit. All four holes penetrated almost totally oxidized sandstone as against primary sulphide mineralization. Thus, the rock is likely leached, so results may not reflect the true grade of the unleached primary sulfide mineralization that is expected to occur at a greater but unknown depth and was not reached due to the planned, low angle drilling in these four holes. The four holes penetrated the sandstone from near surface to a maximum depth vertically below surface of approximately 100 to 140 metres. This means that primary mineralization in the locations drilled occurs at a greater depth than this. These holes which were drilled from the flanks of the ridge containing the tunnel with the higher grade enriched material may have drilled under the enrichment and so missed the higher grade material seen in the near-surface tunnel.

The Limosna target comprises disseminated silver mineralization within the sandstone over a strike length of approximately 1.4 km and widths of 30-180 metres. The four drill holes cover approximately 770 metres of strike length of this target. The tunnel with the 130 metres of 395 gpt silver occurs approximately in the middle of the drilling. Oxidized mineralization is expected to occur between the surface and the vertical depth below the surface reached by the drill holes which is approximately 100-140 metres. There is little or no overburden. The holes and tunnel are described in sequence from the most northerly to the most southerly. A summary of the assay results from the four holes and the tunnels is shown in the following table:

Drill Hole and approx. location	Cutoff grade gpt silver	Downhole width metres (approx. true width)	Average grade silver (gpt.)	Average grade silver (opt)*	Silver metal value @ US$8.00 per ounce
LMD004	20	70	44.7	1.44	$11.49
	Largest interval with average > 100 gpt Ag	16	100.7	3.24	$25.89
	Highest grade interval	1.5	676.0	21.73	$173.87
190 metres further south:					
LMD003	20 (includes 13m<20)	115.5	78.9	2.54	$20.29
	Largest interval with average > 100	77	101.1	3.25	$25.99
	Highest grade interval	4.1	383.4	12.33	$98.61
100 metres south to stopes in tunnel:					
Tunnel "Pique Pobre"	20	130	395	12.70	$101.60
	Largest interval with average > 100	130	395	12.7	$101.60
	Highest grade interval	2	4,391	141.18	$1,129.41
90 metres further south:					
LMD002	two samples > 35	124.5	17.5	0.56	$4.50
380 metres further south:					
LMD001	20	52.3	46.2	1.49	$11.88
	Largest interval with average > 100	5.8	114.1	3.67	$29.33
	Highest grade interval	2.2	155	4.98	$39.87

*opt = ounces (Troy) per tonne

SILEX continued its drill program to include the areas of anomalous silver geochemistry in the Malku Khota and Warra Warra anomalies, completing the work in February 2006. In total, Apex drilled thirteen holes. One additional hole for a total of five holes were drilled in the Limosna target, six in the Warra Warra target and two in the Malku Khota target. Silver mineralization was encountered in all target areas.

The one additional hole drilled in the Limosna target, LMD005, was drilled at an azimuth of 15 degrees rather than at right angles to strike to intercept both the sandstone and any cross cutting veins. The hole was drilled from near LMD003 in a more northerly direction.

Drill Hole and approx. location	Cutoff grade gpt silver	Downhole width metres	Average grade silver gpt.	Average grade silver opt *	Silver metal value @ US$8.00 per ounce
LMD005	10	175.95	46.24	1.49	$ 11.89
	includes	50.68	81.52	2.62	$ 20.97

The Warra Warra target, the furthest north, is within the same sandstone unit as that drilled at Limosna, whereas the host in the Malku Khota target is a different sandstone located several hundred metres further east. The different location of the silver mineralization in the Malku Khota target is thought to be related to redistribution of the metal by the fluids associated with the intrusive hosted gold system interpreted to be in the area.

Hole WW002 in the Warra Warra target is approximately 1.8 kilometres NNW of the most northerly hole in the Limosna target. Results from the Warra Warra and Malku Khota targets are as follows:

Drill Hole and approx. location	Cutoff grade gpt silver	Downhole width metres (approx. true width)	Average grade silver gpt	Average grade silver opt *	Silver metal value @ US$8.00 per ounce
WW004	10	9.26	21.94	0.71	$5.64
127m south to					
WW003	10	16.72	20.50	0.66	$5.27
340m south to					
WW001	10	102.65	51.55	1.66	$13.26
	includes	5.17	426.14	13.70	$109.61
200m south to					
WW002	10	96.06	30.88	0.99	$7.94
	includes	1.00	220.00	7.07	$56.59
340m east to					
WW006	100	2.20	240.03	7.72	$61.74
270m south east to					

Drill Hole and approx. location	Cutoff grade gpt silver	Downhole width metres (approx. true width)	Average grade silver gpt	Average grade silver opt *	Silver metal value @ US$8.00 per ounce
WW005	10	6.00	20.07	0.65	$5.16
MK002	10	31.00	29.91	0.96	$7.69
Is located 650m south of WW002					
MK001	10	81.93	57.98	1.86	$14.91
Is located 500m to the east	includes	3.88	404.23	13.00	$103.97

These results clearly demonstrate that widespread disseminated silver mineralization exists within the host sandstone unit.

The three main targets on the property are the Limosna and Warra Warra zones for the stratabound sandstone hosted silver-lead-barite mineralization and the Malku Khota zone for redistributed silver within other sandstone hosts and the possibility of an intrusive hosted gold deposit. Within the stratabound targets, new drill holes need to be located such that they are collared within the areas of anomalous surface channel samples rather than from the flanks of the steep ridge which hosts the silver-bearing sandstone, such that they penetrate the sandstone directly below the anomalous surface samples and potentially intersect the near-surface silver-enrichment as seen in the tunnels. All drilling to date drilled from the flanks of the hosting sandstone ridge may have drilled under the near-surface enrichment. Further holes need to be designed to intersect the oxide sulphide interface at depth within the hosting sandstone.

Sampling Method and Approach

SILEX reports that all surface and drill samples were collected or the collection supervised by qualified personnel. Samples were transported to Oruro to the preparation laboratory of ALSChemex where material was crushed, pulverized and split before being transported to the ALSChemex laboratory in Peru. Samples were assayed for silver by Gravimetric analysis and ICP, gold was analysed by gravimetric means. Associated elements including lead, zinc, bismuth, antimony and barium amongst others were analysed by ICP. Two types of ICP were performed on the majority of samples one using a 3 acid digestion and one a more rigorous 4 acid digestion. The latter tended to give higher values by approximately 10%. This variation is not considered significant at this stage of the project development. Samples were transported by trusted personnel to the laboratory in Oruro and the laboratory then forwarded the samples to their facility in Peru.

Approximately 4,300 drill cores, channel, chip and hand specimen samples have been collected and analysed for silver. The majority have also been analysed for gold and 35 elements. Surface channel and chip samples are typically 2-4 metres in length with a maximum of 10 metres and minimums of less than 2 metres where local geological features were being investigated. Tunnel samples are typically of 2-3 metres in length with local geological features sampled at less than 2 metres. Drill core was diamond sawed and sampled at typically 2 metre intervals with local geological features being sampled at less than 2 metres. Core recovery was excellent with near complete recovery except in rare structural zones. Core recovery did not effect the representativeness of the samples.

The drilling program while giving a good indication of grade of the rock drilled may have missed drilling any near surface enrichment. All holes were collared to the west side of the surface channel sample anomalies and thus did not penetrate the top approximately 50 metres below the sampled outcrop where the near surface enrichment is expected to occur.

Exploration and Development

The exploration to date has shown that the host sandstone contains disseminated silver mineralization over a large approximately 320,000 square metre area and the disseminated nature of the mineralization has been confirmed by drilling in the subsurface. Further drilling is needed to ascertain the grade distribution, particularly with respect to any enrichment. Metallurgical recovery will be a key determinant as to the economic value of the silver grades drilled to date. Twenty five kilometres to the north at our prior Atocha silver project which hosts silver mineralization in the same sandstone, bottle roll tests of oxide ore achieved recoveries in excess of 90%.

The Company plans on making a thorough review of the exploration carried out by SILEX and will develop a comprehensive plan to move the project forward.

Expenditures

Exploration costs at Malku Khota totalled $200,356 in 2004. Throughout 2005, work on the property was carried out by SILEX. The Company incurred minor carrying costs of $71,698 during 2005.

Monitor (United States)

The Monitor property is located in the Dripping Springs Mountains, approximately 5 km northeast of Grupo Mexico's Ray porphyry copper mine, 15 km southeast of the newly discovered Resolution deposit, and 100 km east of Phoenix, within Pinal County, Arizona. In total, the Company has rights to approximately 1,858 ha. The property is accessed from the Dripping Springs road off Highway 77, and then on unimproved road for 5 km to the prospect. The site is accessible all year; however, there is some snow between December to February and it can be hot in the June to September period when temperatures can reach 35-40° C.

The Company's subsidiary, General Minerals Corporation, a Delaware Corporation ("GMCD"), entered into an option agreement dated September 10, 2003 (the "Randolph Lease"). The property currently encompasses 66 lode claims and 11 State of Arizona Exploration Mineral Leases for a total of approximately 1,858 ha. A Claim Maintenance Fee must be made on or before September 1 of each year. These payments are made in advance of the current assessment year. The fee is US$130 per claim. Arizona Mineral Exploration Permits (Mineral Leases) cost US$2.00 per acre for the first two years and US$1.00 per acre for the third, fourth and fifth years, and require proof of actual exploration expenditures by receipts, bills, etc. to the Department no later than the filing date for application renewal, at the following rates:

1st & 2nd year	US$10 per acre per year
3rd, 4th & 5th year	US$20 per acre per year

The Randolph Lease agreement gives the Company the right for a period of 10 years from September 10, 2003 to purchase the claims upon payment to the owner of US$1,000,000 within 5 years or US$1,500,000 if after 5 years. A US$10,000 bonus payment was made on December 1, 2003 on signing the Lease. To date, the Company has paid a total of US$45,500 in rental payments under the Randolph Lease. Additional payments pursuant to the Randolph Lease are due as follows:

Payment Date	Payment	Alternative payment
On or before March 1, 2007	US$20,000	or the equivalent number of shares of GMC based on the average closing price the preceding 20 trading days. The amount to be paid will be reduced by the value of any shares received to date by Lessor that exceeds US$150,000 based on the average closing price for the preceding 20 trading days.
On or before March 1, 2008	US$30,000	or the equivalent number of shares of GMC based on the average closing price for the preceding 20 trading days. The amount to be paid will be reduced by the value of any shares received to date by Lessor that exceeds US$200,000 based on the average closing price for the preceding 20 trading days.
On or before March 1, 2009	US$30,000	or the equivalent number of shares of GMC based on the average closing price for the preceding 20 trading days. The amount to be paid will be reduced by the value of any shares received to date by Lessor that exceeds US$300,000 based on the average closing price for the preceding 20 trading days.
On or before March 1, 2010 and each anniversary thereafter during the term of the lease a minimum advance royalty will be paid	US$50,000	

Notes:

(1) All such minimum advance royalty payments are offset and credited against any production royalties that may become due in the year of payment or in any later years, until fully recovered.

(2) All payments in shares will at the time payment is due be dependant on the approval of the GMC Board and all governing authorities including the Toronto Stock Exchange.

(3) On or before any payment date, if GMC intends to pay with shares, GMC will deliver a letter indicating its intentions to pay with shares. GMC will then have 30 days to secure authorization and deliver the share certificates. If GMC is unable to obtain authorization, it may pay in cash or terminate the Agreement at its sole option.

(4) If any or all of the Merritt claims (Admiral Dewey, Silverado 1 and Silverado 2, AMC Numbers 327977, 289242 and 327964), located within the area of interest, are in good standing and if GMC completes an agreement with respect to any or all of these claims, then GMC may reduce the rental and advance royalty payments, to Lessor, by 30%.

The lease may be extended for up to 30 years if payments are continued. The leased lands are subject to a NSR royalty of 3% for precious metals and 2% for base metals if mined on the surface and half this amount if mined underground. These royalties are payable on all properties not held by third parties within the area of interest of the initial agreement which was one half mile from the boundary of the original claims. Land within the area of interest which is leased from third parties is subject to 0.5% NSR royalty.

On December 10, 2003, the lease was amended to include a larger area of interest. The additional area of interest includes land between the original half mile and one mile from the perimeter of the original claims and is subject to a 0.25% NSR royalty. There is also a 10% NSR royalty on any production from existing dumps on the property.

On January 22, 2005, the lease was further amended to include an NSR royalty interest buyout for the Randolph interests totalling US$3,000,000 if exercised prior to January 1, 2006 and US$3,500,000 if exercised after January 1, 2006 with a 1% Net Proceeds Interest retained by Randolph after the NSR buyout is completed.

In addition, GMCD entered into an option agreement dated December 24, 2003 (the "Merritt Lease") relating to three claims. The property encompasses a total of 25 ha. Pursuant to the Merritt Lease, GMCD has the right for a period of 10 years, which period may be extended to 30 years, to purchase the claims upon payment to the owner of US$150,000 or US$50,000 for each claim purchased. To maintain these rights GMCD must make annual lease payments on or before January 1 of each year of US$3,000 or US$1,000 for each claim retained. The cost of these payments may be deducted from payments payable under the Randolph Lease.

The Company applied for and was awarded seven additional State of Arizona Exploration Leases during 2004. These leases cover a total of 630 ha. Arizona Mineral Exploration Permits (Mineral Leases) cost US$2.00 per acre for the first two years and US$1.00 per acre for the third, fourth and fifth years and require proof of actual exploration expenditures by receipts, bills, etc. to the Department no later than the filing date for application renewal, at the following rates:

1st & 2nd year	US$10 per acre per year
3rd, 4th & 5th year	US$20 per acre per year

The Company is required to pay all amounts required to protect and maintain the property.

On February 8, 2005, the Company entered into an option agreement with Teck Cominco American Incorporated ("TCAI"), a wholly owned subsidiary of Teck Cominco Limited, whereby TCAI can earn up to a 65% joint venture interest in the Monitor copper-silver property located in Pinal County, Arizona. Under the terms of the option agreement, TCAI has the exclusive right to initially earn a 51% interest in the Monitor property by incurring expenditures and making annual payments over the five year option period.

To complete its initial earn-in to 51%, TCAI must incur expenditures of US$3,000,000 on the Monitor property within five years of which US$250,000 are a guaranteed commitment in the first year. TCAI must pay GMC US$35,000 on signing and US$50,000 a year over the term of the option for total cash payments of US$285,000. Upon completing the initial earn-in, TCAI has two additional options under which it may earn up to an additional 14% interest (for an aggregate 65% interest) in the property by spending an additional US$4,000,000 and completing a feasibility study, leaving GMC with a 35% interest.

A Technical Report dated May 19, 2004 in respect of the Monitor prospect was prepared by Randall Moore, P. Geo., an independent private consultant at the time and "Qualified Person" as such term is defined in NI 43-101. The Technical Report has been filed on SEDAR and can be found at www.SEDAR.com. The following information is summarized from the Technical Report which readers are encouraged to review in its entirety. The exploration on the property was carried out by Mr. Randall Moore under the supervision of Mr. Ralph Fitch, President of GMC who is the "Qualified Person" for the Project.

Access, Climate, Local Resources, Infrastructure and Physiography

Access is gained by turning west onto Dripping Springs Road at Highway 77 milepost 153.7, between Globe and Oracle Junction, Arizona then proceeding 18 km (0.3 km past second gate), turning left onto an unimproved road and proceeding 4.1 km to the GMC Monitor property.

Climate is typical for the southwest region of the United States, with cool to moderate winters and hot summers. Winters often have freezing temperatures at night with daytime highs around 5-10° C. Summer temperatures range from 20° C at night to 35-40° C during the daytime. Rainfall is heaviest during late July and August, averaging approximately 90 mm in August, and lightest in May and June where rainfall averages approximately 10 mm per month.

The property is easily accessible from Miami-Globe and Tucson, Arizona which are capable of supplying any labor, equipment, or service requirements for conducting exploration or mine related activities.

Currently, there is no infrastructure on the property. However, power and services are located within just a few kilometres of the property both to the east, where several ranches are located, and to the west, where the Ray mine complex is located.

Surface rights attached to both federal lode claims and State of Arizona Mineral Leases allow for the development of the property. The GMC property has sufficient area, and the topography is such that the property could be developed by typical open pit or underground means. It should be noted that this is an exploration property in the early stages of investigation and no detailed studies have been conducted for a mine plan and layout which would include the location of storage, waste disposal and processing areas.

The Monitor property straddles the divide of the Dripping Springs Mountains with elevations ranging from 1,000 to 1,400 m. The range is typical of Basin and Range development with major fault systems paralleling the range fronts along the eastern and western margins.

Vegetation consists of native species of cactus, brush, grasses and trees, generally with most growth forming on north facing slopes and drainage bottoms.

History

Historical records indicate that copper and silver mineralization were discovered and exploited in the mid- to late- 1800's through the development of small underground workings, the most productive of which was the Monitor Mine. As recently as 1960-1970, additional underground mining took place at the historic Monitor Mine and from small open cuts and pits at several locations across the GMC property.

Review of historical data obtained from the Arizona Divisions of Mines indicates production grades of 1.89% Cu and 6.61 oz/t Ag based on smelter returns between 1944 and 1956. The property was held by the Hagen family of Globe, Arizona from the 1940's through the 1990's when it became available to staking. Data from this time period is scarce though some drill results have been obtained. Most of the holes were shallow, 15 to 30 metres in depth, and were drilled at close spacing (~15 m) to define shallow mineralization hosted within the shale sequences. These areas were later extracted as small pits and open cuts and are located at the Saddle Zone, Big Cut and the Silverado.

Geologic Setting and Mineralization

The Monitor property is situated in close proximity to the Ray porphyry copper deposit and because of this, it is important to have an understanding of the Ray system and to highlight similarities to the GMC property in order to better understand the potential of the Monitor system.

The Ray Mine covers an area of 2,300 ha and is situated in Pinal County, Arizona about 115 km north of Tucson near Hayden, Arizona. This open-pit mine has been a major source of copper since 1911, producing an estimated 5 million tons of copper since its inception. Until 1955, mining was accomplished by underground block caving and shrinkage stope methods. In 1955, the mine was completely converted to open pit mining with the bulk of the production from sulfide ore using recovery by concentrating and smelting. Beginning in 1969, a significant production contribution has been from the leaching and solvent extraction electrowinning method of silicate and oxide ores. Published reserves in the deposit as of 1992 were 1.1 billion tons at 0.6 percent copper. The Ray deposit contains significant metal values in molybdenum and silver as well as copper.

The recent discovery of the Resolution deposit and the release of information on the deposit, along with the recent surge in the price of copper has renewed interest in exploration within the Southwestern U.S. Copper Province. The Resolution discovery is reported to be in the worldwide 90% percentile for copper deposit size and in the 99% percentile for overall grade. The GMC Monitor property is located in close proximity to both the Resolution and the Ray deposits and contains many of the same geologic features and thus presents a deep porphyry copper exploration target. In addition, the Monitor property holds the potential for shallow, leachable copper oxide mineralization which could be exploited by bulk mining methods, and structural hosted, high-grade mineralization similar to what the historic mines exploited in the past.

The Monitor area occupies a unique setting for this portion of the Dripping Springs Range in that it displays well developed structures with similar orientations to those found around most of the Southwestern U.S Porphyry Province copper deposits. Mapping has identified strong structural fabrics with northwest and east-west orientations, which along with the northeast Rustler fault, provide a structural setting typical of the Arizona porphyry copper deposits. Review of air photographs and Aster Images indicates a large circular feature centered on the Monitor property further suggesting the potential of an intrusive body at depth.

Surface mineralization occurs in two forms, structural hosted, high-grade, copper-silver and widespread copper-silver hosted within the shale members of the Apache Group Precambrian sediments. Geochemistry shows elevated levels of Mo, Pb and Zn which support a hydrothermal source for the mineralization. Lead and zinc typically occur distally around porphyry systems and sampling has not only identified elevated values for these metals within structures, but preliminary results indicate elevated levels in samples collected to determine background geochemical values. In addition, arsenic values are elevated within the structures around the Monitor property. This is similar to that reported above the Resolution discovery. Near surface arsenic values from structures above Resolution are reported to be +1,000 ppm, decreasing with decreasing distance from the deposit. Arsenic values in the Monitor area are commonly in the 200-800 ppm range with a high of 2,091 ppm.

SP geophysics has produced several anomalies suggesting the presence of sulfide mineralization. Manipulation of the data has shown that the largest of these anomalies is a deep-seated feature with a sufficient size to be porphyry related. This feature shows an elongation in an east-west direction which is the dominant orientation of mineralized structures found on surface. Other SP anomalies are thought to be related to the larger structures and structural intersections, and the mineralization found within the shale sequences. The second order anomalies will reflect only the un-oxidized portions of these types of mineralization. The size of the SP responses would suggest that the sediment hosted targets could be of substantial size and located in a near-surface environment.

Supporting data from structure, geochemistry and geophysics identifies a porphyry copper target on the Monitor property, but in addition to the deep porphyry target the property offers shallow structural and stratigraphic controlled copper-silver targets which could be exploited in part by surface mining methods.

Exploration

To date, exploration work on the property has consisted of geologic mapping, rock-chip and soil sampling, and a SP geophysical survey. Exploration work was completed by Randall L. Moore, WA. RPG # 1390, and Dr. Jack Skokan, geophysicist, between October 2003 and December 2004. Work was conducted with the objective of defining controls and the extent of the copper-silver mineralization and to develop targets for future exploration efforts. Exploration work was conducted to conform to industry standards and methods.

Mapping, sampling and geophysics have identified important structural and stratigraphic controls for the mineralization and provided the background to develop target concepts for the future exploration effort on the property.

Sampling consisted of the following:

- continuous panel chip-samples to define mineral distribution and overall grades,
- grab samples to help define background levels within stratigraphic units, metallic ion distribution and zonation across the property,
- select samples to determine specific chemical signatures and characterize the ability of the system to generate high-grade ore, and
- soil samples to help in the determination of mineral distribution in areas of limited exposure and to aid in the understanding of metal ion distribution and zonation.

Sample results should be considered reliable and representative of the mineralization exposed on surface and within the historic pits and trenches. To obtain an accurate determination of lateral and depth extensions of the mineralization, drilling will be required.

All samples were analyzed for 35 elements by ICP at Acme Laboratories in Vancouver, British Columbia, Canada with results imported into a GIS program for study.

The Company, prior to the agreement with Teck Cominco, collected approximately 174 rock chip and hand specimens as well as 170 soil samples for analysis by ICP. Rock samples were collected at irregular intervals in areas of outcrop of geological interest. The soil samples were collected on a test grid with lines orientated in a NNW-SSE direction with samples at approximately 50 metre intervals.

Supergene, copper-silver mineralization is hosted within the permeable thin-bedded shale sequences of the Dripping Springs Quartzite and the Pioneer Shale. There are three locations on the property where this type of mineralization is exposed; the Big Cut, the Saddle and the Silverado Zone. GMC sampling of these areas has produced the following results:

Sample Numbers	Area	Sample Type	Sample Length metres	Copper %	Silver gpt
47501-08	Saddle area	Continuous chip samples	48.8	0.61	57
47433-41	Big Cut 200 m ENE of Big Cut	Continuous chip samples	54.9	0.78	59
47575-80	Silverado 850 m SSW of Big Cut	Continuous chip samples	36.6	0.67	178

The soil sampling program showed anomalous geochemistry in the following elements:

- Geochemistry shows elevated levels of lead (Pb) and zinc (Zn) which support a hydrothermal source for the mineralization. Lead and zinc typically occur distally around porphyry systems and can be used to help vector toward buried systems. Sampling has not only identified elevated values for these metals within structures, but preliminary results indicate elevated levels in samples collected to determine background geochemical values. These elevated levels may be a result of metal ion migration out from a mineralized system.

- Arsenic values are elevated within the structures around the Monitor property. This is similar to that reported above the Resolution discovery where near surface arsenic values from structures are reported to be +1,000 ppm, decreasing with decreasing distance from the deposit. Arsenic values in the Monitor area are commonly in the 200-800 ppm range with a high of 2,091 ppm.

- Molybdenum geochemistry indicates a hydrothermal source for the mineralization on the property. Typical Mo values are in the 20 to 80 ppm range with a high of 443 ppm. Elevated molybdenum values are common in and around the southwest porphyry systems.

Geophysics consisted of a SP survey which was carried out by Dr. Skokan. The results of this survey have helped to refine the geologic and geochemical targets and to further define the possible presence of a deep porphyry system.

In 2005, Teck Cominco completed reconnaissance geology and confirmation geochemical sampling over a portion of the area. The major purpose of this work in combination with the geophysical surveys described below was to define a porphyry copper target at depth.

In 2005, Teck Cominco completed a CSMAT resistivity and a VIP geophysical survey. The surveys which covered a portion of the property partially defined a large deep sulphide target. The depth of the target can only be determined indirectly and so is inexact. The present interpretation suggests the target is at least 450 metres below surface. Teck Cominco also completed six diamond drill holes on the property in late 2005 and early 2006. The Company has not yet received any data regarding these holes from Teck Cominco.

Sampling Method and Approach

Sampling conducted on the property consisted of the collection of a total of 174 rock-chip and 170 soil samples. The soil sampling was limited in scope and consisted of 6 widely spaced lines collected over an area of roughly 300 ha, as seen in Plates 7-12. Soils are poorly developed and samples were collected within the C-horizon near the rock interface. Sample results have justified an expanded soil program which should be part of the continued investigation of the property.

Rock-chip samples were collected as continuous chip, grab and select samples over an area of roughly 800 ha. The continuous chip-samples were designed to define mineral distribution and overall grades within areas of known mineralization. They were generally collected perpendicular to structure when possible and when sampling outcrops where bedding plane mineralization was present panel samples were collected which stressed uniform sampling both along strikes and across bedding. Grab samples were collected to help define background geochemical levels within the various stratigraphic units and to evaluate metallic ion distribution and zonation across the property. Select samples were collected to determine specific chemical signatures and to characterize the ability of the system to generate high-grade ore.

All assays were preformed independently by Acme Laboratories in Vancouver, British Columbia, Canada, using ICP analytical methods. Internal checks were preformed through standards and the re-analyzing of certain samples and both methods showed consistent results with variations of less than +/- 2%.

All samples were collected by or under the direct supervision of a "Qualified Person" or the geologist responsible for the program. Emphasis was placed on quality control and the proper handling and numbering of all samples. No sample preparation was conducted prior the material being shipped to the qualified laboratory. These samples are then transported by either trusted Company personnel or public transport to the ACME laboratory, Vancouver, British Columbia. Results are checked by re-analysis of 9% of the samples by ACME laboratories in Vancouver, an ISO 9001:2000 certified laboratory, who also insert 3% blank samples and 6% standard samples in each batch analysed to ensure accuracy. Under controlled laboratory conditions, the samples were crushed, split, ground and analyzed for the desired elements by standard ICP methods. All samples with metal content greater than the accurate detection limits for the ICP methodology were re-analyzed using standard assay methods. When results are received, they are checked against their geological context and the field locations and descriptions are cross referenced with the results and sample numbers to check accuracy.

Analytical accuracy was checked by running standards and re-analysis of samples to provide analytical control. When results are received they are checked against their geological context and the field locations and descriptions are cross referenced with the results and sample numbers to check accuracy. This combination of analytical checks and field verification for geologic reasonableness provides good data verification.

Exploration and Development

Teck Cominco presently plans to complete further geophysical surveys to define the deep porphyry target on the property, prior to further drilling.

Expenditures

The Company expended $105,363 in 2003. These activities were continued into 2004 during which a total of $149,145 was spent. The property was optioned to Teck Cominco Ltd. in February 2005. Teck Cominco is now planning further geophysical surveys prior to developing a follow-up drill program. The Company incurred minor carrying costs of $18,532 during 2005.

Gold Lake (United States)

The Gold Lake property is located in Grant County, New Mexico in the White Signal Mining District near the small community of White Signal. The property is approximately 10 km south-southeast of the Tyrone porphyry copper deposit and 23 km west-southwest of the Chino and Santa Rita porphyry deposits.

GMC has identified a porphyry copper-molybdenum-gold target at Gold Lake which is expressed through surface geochemistry, by strong porphyry style alteration and a large Self Potential (SP) geophysical anomaly. A total of 163 federal lode claims covering 1,089 ha have been located by GMC on Stock Raising Homestead Lands. GMC has recently filed a Notice of Intent to Locate with the Bureau of Land Management ("BLM") which covers an additional 465 ha for a total of 1,554 ha. The Notice provides GMC with the exclusive right to locate federal lode claims within the 465 ha covered under the application. GMC has until June 2, 2006 to locate the claims as provided for in the Notice. While the property has not been legally surveyed by GMC, all claims were located with the use of a global positioning system and tied to section corners and quarter-corners which were located in the field.

A Claim Maintenance Fee must be made on or before September 1, of each year, to maintain the claims. These payments are made in advance of the current assessment year. The fee is US$130 per claim.

GMC has entered into surface use agreements with the local ranchers allowing for access and exploration of the lands under claim. The surface use agreements provide for access and the right to explore all lands where GMC controls the mineral rights through the locating of lode claims. These agreements were executed with the McCauley and AT Cross ranches and carry a three year term. Annual payments are US$3,600.00 and US$7,500.00, respectively. By completing surface use agreements with the landowners, GMC will be able to conduct all exploration work without having to file a Plan of Operations with the BLM.

A NI 43-101 Technical Report is presently being prepared for the Gold Lake Property.

During the time spent on the property for the purpose of this investigation, there were no environmental liabilities identified. There are several old adits and shafts which may pose a safety liability issue and it is recommended that these features be fenced and clearly marked as safety hazards.

Continued exploration work on the property in the form of mapping, rock chip and soil sampling, geophysics, road maintenance, trenching, or drilling will require no permitting from either the BLM or the State of New Mexico since the surface use agreements were completed with the surface owners. If the surface use agreements were to be terminated or not renewed after the three year term, a Plan of Operations would need to be filed with the BLM for all activities.

Access, Climate, Local Resources, Infrastructure and Physiography

Access to the Gold Lake property is gained by traveling from Silver City south on Highway 90 to the village of White Signal. Final access is east via either Whitewater or Separ Road to the property.

Temperatures range from a low of 24° F in January to highs of 85° F in July. There is plenty of sun and few very hot or very cold days. Spring is usually dry and may be windy. Wildflowers and other desert plants may bloom, depending upon winter moisture. Beginning sometime in July, the seasonal monsoon rains start. Average annual rainfall is 14.9 inches per year and the average temperature is 54° F.

The average low temperature is (January) 37° F. The average high temperature is (July) 73° F. Snow occasionally falls in winter.

Grant County is largely rural, with a population of 30,000. Silver City has a third of the population. Mining has been an occupation in this area since well before the 19th century. The property is easily accessible form Silver City, New Mexico which is capable of supplying any labor, equipment, or service requirements for conducting exploration or mine related activities. Silver City currently supports large open pit porphyry copper mining operations at Tyrone, Santa Rita and Chino.

Currently there is no infrastructure on the property. However, power lines do cross the property and services are located within just a few kilometres of the property.

Much of the surface is privately held while the mineral rights are under federal ownership. Most of the lands located by GMC are Stockraising Homestead lands that allow for the locating of federal mineral rights and the development of those rights through a Plan of Operations with the BLM or a surface use agreement with the land owner.

The GMC property has sufficient area, and the topography is such that the property could be developed by typical open pit or underground means. It should be noted that this is an exploration property in the early stages of investigation and no detailed studies have been conducted for a mine plan and layout which would include the location of storage, waste disposal, and processing areas.

Elevations in the central part of Grant County range from 1,500 to just over 1,800 metres. The continental divide is located just west of the Gold Lake property. This is a high desert area and a region of greasewood flatlands, yucca patches and carpets of creosote brush, and cacti in many varieties.

History

The White Signal district was discovered in the late 1890's and was worked intermittently for gold, silver and copper until the late 1920's. In 1920, tobernite was discovered on the dump of the Merry Widow mine. Uranium and radium minerals were soon found on the dumps of several other mines in the district and were used in the production of radioactive face paint, mineral water and luminous paint. Uranium was again sought in the late 1940's and early 1950's as part of various government procurement projects.

The vein and structural deposits within the district have been exploited to shallow depths with the deepest workings being 90 metres and the majority less than 30 metres deep. Production was predominantly copper, silver, gold and uranium, though minor amounts of bismuth and molybdenum were also produced.

Serious geologic work began in the district as part of the search for uranium in the mid-1940's. Much of the early work was conducted by Granger and Bauer, and Gillerman. Gillerman's work continued into the late 1960's and resulted in numerous publications primarily about uranium occurrences in the area.

In 1969, Kerr-McGee explored the district for uranium and drilled 5 deep diamond drill holes near the Saddle Mountain rhyolite intrusion. Brannerite, (U,Ca,Ce)(Ti,Fe)2O6, was intercepted in one hole and Ferris and Rudd (1971) describe it as being discovered in a drill core penetrating a "hydrothermal disseminated porphyry copper prospect".

A portion of the property was explored by the Cotter Corporation in the early 1980's. They completed 6 holes within the Gold Lake project area which were located approximately 1.6 to 2.4 kilometres from the GMC target areas. The Cotter report described the 6 holes as follows:

> "All of these holes indicate the general nature of what could be described as a pyritic shell or halo surrounding the inferred porphyry system. Cuttings and core show numerous limonitic – pyritic fractures and disseminated zones – many with associated copper carbonates and chalcopyrite. Silver, lead, and zinc are also present in anomalous amounts. Alteration could generally be described as argillic to phyllic."

Geologic Setting and Mineralization

Gold Lake is situated in the southeastern portion of the Big Burro Mountains, which are a block-faulted remnant of an east-west trending structural high known as the Burro Uplift. It has been noted that all major known mineralized Laramide porphyries in southwestern New Mexico are located around the margins of the Burro Uplift.

The Big Burro Mountains are composed primarily of Precambrian granite of the Burro Mountain batholith which has been intruded by numerous Precambrian diabase dikes, the Tyrone quartz monzonite stock of early Tertiary age and early Tertiary rhyolite dikes and plugs. GMC has identified a quartz monzonite intrusive phase within the Gold Lake project area that intrudes a rhyolite plug suggesting a possible Tyrone equivalent intrusive event within this area. It is believed that this is the first time that the Gold Lake quartz monzonite has been recognized. The Tyrone porphyry copper deposit is associated with a quartz monzonite intrusive of early Tertiary age (dated at 56.2 +/- 1.3 m.y.). Santa Rita is also associated with a quartz monzonite intrusive of early Tertiary age (dated 53 +/- 1.3 m.y.). It is not unreasonable to assume that the Gold Lake quartz monzonite may be of similar age though no dates are available.

No detailed geological mapping has been completed, so observations are based on reconnaissance exploration results and the historical record. Mapping to date, by the Company, has identified copper oxides, pyrite and iron oxides within altered quartz monzonite and granitic rocks believed to be related to a porphyry copper system. Geochemistry has also shown the presence of molybdenum, gold, bismuth, silver and uranium in some exposures. Insufficient work has been carried out to indicate how extensive these types of mineralization are on the property.

Exploration

GMC has collected 156 rock chip samples and 247 silt samples in an effort to characterize the mineralization and develop targets at Gold Lake. The geochemistry along with the geologic and alteration mapping and SP geophysical work has identified what appears to be an upper-level expression of a porphyry copper-molybdenum-gold system.

Rock chip and silt geochemistry help to identify two areas of interest. Both are located in areas where the quartz monzonite has been identified. The largest and strongest geochemical anomaly is located southeast of Saddle Mountain. The second area is located to the north of Saddle Mountain. Both areas show strong geochemical signatures in copper, molybdenum, gold, silver, bismuth and uranium. Numerous historic workings are located within these areas which were generally exploited for copper and gold.

Geochemically copper appears to be the most enriched metal from the rock chip sampling with 25 samples having greater than 1000 ppm copper (Cu) and a high value of 11.5%. Molybdenum values ranged up to 0.17% with 15 samples recording values greater than 50 ppm. Silver values ran as high as 385 ppm with 10 samples being greater than 30 ppm. Gold values were as high as 29 ppm and 7 samples contained more than 1 ppm. High values for uranium were 614 ppm and 17 samples had values greater than 30 ppm. Bismuth highs were 2,300 ppm and 16 samples were above 20 ppm.

While not all of the results from the silting program have been received, it is clear that the data obtained thus far supports the geochemical targets developed by the rock chip sampling. Areas southeast and north of Saddle Mountain clearly stand out as highly anomalous terrains from the silt data. These areas are enriched in copper, gold, silver and bismuth. Molybdenum shows enrichment southeast of Saddle Mountain and around the Three Sisters rhyolite intrusives.

GMC has completed a SP geophysical survey over the Gold Lake property. The survey was designed to detect areas of sulfide mineral concentrations within the GMC land position. To date, the survey has detected two high priority anomalies. The survey identified a strong 2300x1380 metre anomaly which is centered on Saddle Mountain. There are two lobes to the anomaly, the larger of which is located in close proximity to the main geochemical target to the southeast of Saddle Mountain. The smaller lobe is located to the north of Saddle Mountain slightly west of the second geochemical target area. The SP response suggests that a large sulphide body exists within the Gold Lake project area.

The early state of the exploration precludes defining precise targets, however, the positive geology, geophysics, alteration and geochemistry all support the concept that Gold Lake represents the upper level expression of a porphyry copper-molybdenum-gold system associated with the quartz monzonite which has been identified.

Sampling Method and Approach

Sampling conducted on the property consisted of the collection of a total of 174 rock-chip and 170 soil samples. The soil sampling was limited in scope and consisted of 6 widely spaced lines collected over an area of roughly 300 ha, as seen in Plates 7-12. Soils are poorly developed and samples were collected within the C-horizon near the rock interface. Sample results have justified an expanded soil program which should be part of the continued investigation of the property.

Rock-chip samples were collected as continuous chip, grab and select samples over an area of roughly 800 ha. The continuous chip-samples were designed to define mineral distribution and overall grades within areas of known mineralization. They were generally collected perpendicular to the structure when possible and when sampling outcrops where bedding plane mineralization was present panel samples were collected which stressed uniform sampling both along strikes and across bedding. Grab samples were collected to help define background geochemical levels within the various stratigraphic units and to evaluate metallic ion distribution and zonation across the property. Select samples were collected to determine specific chemical signatures and to characterize the ability of the system to generate high-grade ore.

All assays were performed independently by Acme Laboratories in Vancouver, British Columbia, Canada, using ICP analytical methods. Internal checks were performed through standards and the re-analyzing of certain samples and both methods showed consistent results with variations of less than +/- 2%.

All samples were collected by or under the direct supervision of a "Qualified Person" or the geologist responsible for the program. Emphasis was placed on quality control and the proper handling and numbering of all samples. No sample preparation was conducted prior the material being shipped to the qualified laboratory. These samples are then transported by either trusted Company personnel or public transport to the ACME laboratory, Vancouver, British Columbia. Results are checked by re-analysis of 9% of the samples by ACME laboratories in Vancouver, an ISO 9001:2000 certified laboratory, who also insert 3% blank samples and 6% standard samples in each batch analysed to ensure accuracy. Under controlled laboratory conditions, the samples were crushed, split, ground and analyzed for the desired elements by standard ICP methods. All samples with metal content greater than the accurate detection limits for the ICP methodology were re-analyzed using standard assay methods. When results are received, they are checked against their geological context and the field locations and descriptions are cross referenced with the results and sample numbers to check accuracy.

As part of the target development on the property and a better understanding of the mineralization, continued surface rock chip and soil sampling will be required. This should be followed by drill sampling to test lateral and vertical continuity of the mineralization.

Exploration and Development

The Company plans on completing geological mapping, geochemistry and geophysics to define drill targets and to test whether a porphyry copper system is present.

Expenditures

Exploration costs incurred at Gold Lake in 2005 totalled $180,477.

Other Properties (United States)

The Company holds a number of early stage exploration properties in the United States other than those described above. These include four porphyry copper prospects, two of which have been optioned to other companies and are mentioned below, one gold prospect and one sediment hosted copper-silver prospect.

Dragoon Porphyry Copper Prospect (United States)

The Dragoon porphyry copper prospect is located in southern Arizona approximately 98 kilometres east-south-east of Tucson. The property comprises 139 claims covering approximately 1,158 ha and eight State of Arizona Exploration Leases covering approximately 1,588 ha for a total of approximately 2,746 ha of mineral rights controlled by GMC. A Claim Maintenance Fee must be made on or before September 1 of each year. These payments are made in advance of the current assessment year. The fee is US$130 per claim. Arizona Mineral Exploration Permits (Mineral Leases) cost US$2.00 per acre for the first two years and US$1.00 per acre for the third, fourth and fifth years, and require proof of actual exploration expenditures by receipts, bills, etc. to the Department no later than the filing date for application renewal, at the following rates:

1st & 2nd year	US$10 per acre per year
3rd, 4th & 5th year	US$20 per acre per year

The Company acquired its interest in the property from Sterling Exploration on November 15, 2002. The property is accessed by 3 km of dirt road from the highway passing through the town of Dragoon. The climate is relatively mild for southern Arizona and the property is accessible year round.

The property contains both of the following: areas of exposed "leached cap" in the southern portion of the property that to the Company's knowledge has never been drilled and a larger area of related rocks buried beneath valley fill and other cover rocks. Geologically speaking, the leached cap is significant and can overlie enriched copper mineralization. Both Noranda and Kennecott have drilled into a leached cap environment in the adjoining down faulted block buried three hundred metres below the recent alluvial gravels and slide blocks.

The property has been leased from Sterling Exploration of Albuquerque, New Mexico, United States. The agreement calls for a series of payments over 60 months and a royalty. To date, a total of US$55,000 has been paid (including US$20,000 paid by BHP Billiton in November 2005). The property may be purchased for US$1,000,000 within 5 years and for US$1,500,000 after 5 years. These payments may be made in shares of the Company (subject to board and all regulatory, including stock exchange, approvals) or cash.

In 2005, BHP Billiton completed a program of geological mapping and geochemical sampling, followed by a reconnaissance geophysical resistivity survey. This work led to the location of three deep diamond drill holes in the area. These holes, drilled in early 2006, were designed to test for porphyry copper mineralization below the very thick, approximately 300 metres of gravel cover. Results of this program are pending.

In 2004, the Company continued geological, geochemical and geophysical activities to define the location of a porphyry copper system. The total spent was $68,903. The property was optioned to BHP Billiton in April 2005. During 2005, total expenditures of $42,101 were incurred by the Company. Drilling by BHP Billiton began in January 2006. Results of this drilling are pending.

Markham Wash Porphyry Copper Prospect (United States)

The Markham Wash property, which consists of 209 federal lode claims covering approximately 1,747 ha and 12 State of Arizona Exploration Leases covering approximately 2,710 ha, is located 6 kilometres northwest of Phelps Dodge's Dos Pobres deposit near Safford, Arizona. The mineral rights controlled by GMC are situated along the Foothill-Butte Fault Zone. The Foothill-Butte Fault Zone strikes northwest from the Sanchez deposit located to the southeast and extends through the Lone Star, San Juan and the Dos Pobres deposits, all controlled by Phelps Dodge, prior to crossing lands controlled by GMC. The GMC mineral holdings within this productive mining district now total approximately 4,457 ha.

A Claim Maintenance Fee must be made on or before September 1 of each year to maintain the claims. These payments are made in advance of the current assessment year. The fee is US$130 per claim. Arizona Mineral Exploration Permits (Mineral Leases) cost US$2.00 per acre for the first two years and US$1.00 per acre for the third, fourth and fifth years, and require proof of actual exploration expenditures by receipts, bills, etc. to the Department no later than the filing date for application renewal, at the following rates:

1st & 2nd year	US$10 per acre per year
3rd, 4th & 5th year	US$20 per acre per year

The property has been leased from Rogers, Pawlowski and Laux. The Agreement calls for a series of payments over 72 months and a royalty. The property may be purchased for US$200,000. GMC may also purchase all but 0.5% of the NSR royalty at any time for a total of US$1,000,000. On the 23rd of August 2004, the Markham Wash Agreement was amended to include a larger area of interest and additional payments. An initial payment of US$7,500 was made on November 10, 2004.

To date, the Company has paid US$30,000 in rental payments.

In February 2006, the Company entered into a second option agreement with Teck Cominco whereby Teck Cominco can earn up to a 65% joint venture interest in the Markham Wash copper property located in Graham County, Arizona.

To complete an initial earn-in to 51%, TCAI must incur expenditures of US$3,500,000 on the Markham Wash property within five years of the Effective Date of which US$250,000 is a guaranteed commitment in the first year. TCAI will reimburse GMC US$27,920 in land holding costs paid by GMC as part of its first year expenditure obligation. Following its exercise of the option to earn an initial 51% interest, TCAI may elect to earn an additional 9% interest by expending US$4,000,000 on the Property over 2 years. Thereafter, TCAI may make a separate election to earn an additional 5% interest by funding a feasibility study.

Other Exploration Activities (Mexico)

During 2005, GMC established a subsidiary company in the northern State of Sonora, Mexico and staked six properties and staked a seventh property in early 2006. The seven properties encompass 10,269 ha. The name of the new company is Minera Genminmex S.A. de C.V. Initial results from geology and sampling on the properties in recent months are encouraging, with a large copper, gold-bearing, "porphyry related", tourmaline-sericite hydrothermal system being mapped at one site. Grab samples have assayed up to 4 gpt gold, with anomalous copper and other metal values. Another property exhibits several square kilometres of quartz-sericite-pyrite alteration and scattered copper showings. Other land positions are gravel-covered, pediment exploration targets with varying amounts of favorable geochemical and geological features in adjacent outcrop. The Company moved into northern Mexico because the good "porphyry copper" geology found in Arizona and New Mexico does not stop at the United States border with Mexico.

The properties are held as leases with underlying claim owners or have been claimed directly by Genminmex. Claims are subject to an annual fee and work commitment.

In March 2006, Genminmex acquired an interest in a seventh porphyry copper prospect.

During 2005, the Company spent in aggregate $172,952 on the six properties primarily in the form of land payments, geochemistry and geophysical surveys.

Risk Factors

Additional Funding

The Company may not be able to raise the necessary capital to continue to finance and meet its obligations under current contractual obligations and may have to forfeit its interest in properties or prospects earned or assumed under such contracts. If the Company's exploration programs are successful, additional funds will be required in order to complete the development of its properties. The only sources of future funds presently available to the Company are the sale of additional equity capital, including upon the exercise of issued warrants, and entering into joint venture arrangements. There is no assurance the Company will be successful in raising sufficient funds to meet its obligations or to complete all of the currently proposed exploration programs. If the Company does not meet its obligations, it may lose its interests in the properties.

Mining Industry

The Company's operations are subject to all of the risks normally incident to the exploration stage for and the development and operation of mineral properties. The Company has implemented a comprehensive safety, environment and loss control program designed to comply with government regulations and ensure safe, reliable and efficient operations in all phases of its operations. The Company maintains liability and property insurance, where reasonably available, in such amounts it considers prudent. The Company may become subject to liability for hazards against which it cannot insure or which it may elect not to insure against because of high premium costs or other reasons.

All of the Company's properties are still in the exploration or advanced exploration stage. Mining exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to avoid. There is no assurance that commercial quantities of ore will be discovered. There is also no assurance even if commercial quantities of ore are discovered, that the mining properties will be brought into commercial production. Discovering mineral deposits is dependent on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of the above factors are beyond the control of the Company.

Commodity Prices

The profitability of the Company's operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, world supply of mineral commodities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable.

Competition

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself. Competition in the mining industry could adversely affect the Company's prospects for mineral exploration in the future.

Government Regulation

The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the exploration activities of the Company are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a substantial adverse impact on the Company.

Foreign Political and Economic Environment

The Company's interests are currently located in Chile, Bolivia, the United States and Mexico. The emerging Latin American countries in which the Company conducts business have differing degrees of political and economic risk. Periodically, indigenous groups in Bolivia have sought to change governments and in several instances have succeeded in recent years. A member of one of these indigineous groups was recently elected president of the country. Foreign properties, operations and investments may be adversely affected by local political and economic developments, including nationalization, laws affecting foreign ownership, government participation, royalties, duties, rates of exchange, exchange controls, currency fluctuations, taxation and new laws or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation. Furthermore, it is important that the Company maintain good relationships with the governments in which it operates. The Company may not be able to maintain such relationships if the governments of these countries change. Certain regions in which the Company may conduct operations have been subject to political and economic instability (including war and threats of war), creating uncertainty and the potential for a loss of resources. The long-term effects, if any, of these events cannot be fully determined at this time. Fluctuations in the rate of exchange may affect the ability of the Company to carry out its exploration and development programs. The Company's operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. The Company does not actively hedge against foreign currency fluctuations.

Key Management

The success of the Company is dependent on the efforts and abilities of its management. The loss of services of any of its key management team members could have a material adverse effect on the Company.

Title to Properties

Although the Company has obtained title opinions in the past with respect to certain of its properties and has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impugned. Third parties may have valid claims underlying portions of the Company's interests.

Employees

At December 31, 2005, the Company had six full time employees and made use of a variable number of consultants as required for operations. The Company is subject to applicable labour laws and regulations in the countries of employment. None of the Company's employees is covered by a collective agreement.

Environmental Policy

The environmental policy of the Company provides that the Company is committed to balancing good stewardship in the protection of the environment with the need for economic growth. In particular, it is the Company's policy: to measure, maintain and improve the Company's compliance with environmental laws and regulations; to place a high priority on environmental considerations in planning, exploring, constructing, operating and closing facilities; to place primary responsibility for compliance with environmental laws with operations management; in the absence of any regulation, to recognize and cost-effectively manage environmental risks in a manner that protects the environment and the Company's economic future; to promote employee involvement in implementing its policy; and to encourage employee reporting of suspected environmental problems. The Company ensures that all personnel and consultants working for the Company are aware of the importance of preserving the environment, that the Company's exploration activities are designed to have as small an impact as is practical while still achieving the exploration goal and that the Company only carry out activities that are condoned by the authorities in each area in which the Company operates. There are no environmental regulation issues, which, to the Company's knowledge, have an adverse impact on the current exploration programs of the Company. To the Company's knowledge, its operations are in compliance with applicable environmental laws in the countries in which it is carrying out its exploration.

DIVIDENDS

The Company has not paid any dividends since incorporation in 1994. It is not anticipated that the Company will pay any dividends on the common shares in the foreseeable future. The actual timing, payment and amount of dividends paid by the Company would be determined by the board of directors of the Company based upon, among other things, the cash flow, results of operations and financial condition of the Company, the need for funds to finance ongoing operations and such other business considerations as the board of directors of the Company considers relevant.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of common shares ("Common Shares") and an unlimited number of special shares ("Special Shares"). As of March 29, 2006, 9,285,073 Common Shares and no Special Shares were issued and outstanding. The number of common share purchase warrants issued and outstanding as of December 31, 2005 is set out below. The material provisions of the Common Shares, Special Shares and common share purchase warrants are summarized below. All references to share amounts have been restated to give effect to the one-for-ten share consolidation which occurred in June 2003.

Common Shares

The holders of the Common Shares are entitled to one vote per share at all meetings of shareholders of the Company. Each Common Share entitles the holder thereof, subject to the prior rights of the holders of the Special Shares, to receive any dividends, when and if declared by the directors of the Company, and to the distribution of the residual assets of the Company in the event of the liquidation, dissolution or winding-up of the Company.

Special Shares

Holders of the Special Shares are entitled to one vote per share at all meetings of shareholders of the Company. Special Shares are convertible by the holders thereof, at their option, at any time, into Common Shares on a one-for-one basis, subject to adjustment in certain circumstances including if a receipt for a final prospectus qualifying the issue of Common Shares on conversion of the Special Shares is issued more than 12 months after the date of issue of such Special Shares in which case each such Special Share becomes convertible into 1.1 Common Shares. Each Special Share entitles the holder thereof to dividends, when and if declared by the directors of the Company in priority to the holders of Common Shares, and in event of the liquidation, dissolution or winding-up of the Company to receive from the property and assets of the Company an amount equal to $1.25 per Special Share, in priority to the holders of Common Shares.

Common Share Purchase Warrants

The Company had outstanding the following common share purchase warrants as at December 31, 2005:

- Warrants issued to investors as part of a private placement financing in June 2003 to acquire an aggregate of 2,068,000 Common Shares upon payment of the applicable exercise price which is currently $1.69 per share and increases on June 25 of each year to $1.86 in 2006 and $2.05 in 2007 and expires on June 25, 2008.
- Warrants issued to investors as part of a private placement financing in December 2003 to acquire an aggregate of 2,000,000 Common Shares upon payment of $3.75 per share, expiring December 11, 2006, subject to acceleration if the closing price of the Company's Common Shares exceeds $4.50 per share for 20 consecutive trading days.

MARKET FOR SECURITIES

The common shares of the Company are listed on the Toronto Stock Exchange under the symbol "GNM". The common share purchase warrants of the Company are not listed. Information concerning the trading prices and volumes on the Toronto Stock Exchange during fiscal 2005 is set out below:

Month	High	Low	Close	Share Volume
January 2005	1.50	1.26	1.35	135,127
February 2005	1.60	1.30	1.50	371,685
March 2005	1.90	1.45	1.61	182,122
April 2005	1.60	1.45	1.45	610,748
May 2005	1.70	1.50	1.70	92,447
June 2005	1.90	1.60	1.60	160,506
July 2005	1.61	1.42	1.50	60,670
August 2005	1.60	1.45	1.45	132,151
September 2005	1.60	1.30	1.50	328,583
October 2005	1.70	1.45	1.68	195,340
November 2005	1.60	1.45	1.48	306,905
December 2005	1.60	1.50	1.55	99,917

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets forth the name, province or state, country of residence, position held with the Company and principal occupation within the five preceding years of each of the directors and executive officers of the Company. Directors of the Company hold office until the next annual meeting of shareholders or until their successors are duly elected or appointed.

Name and Municipality of Residence	Position held with the Company	Principal Occupation	Director Since
Ralph G. Fitch Colorado, United States	President, Chief Executive Officer and Chairman	Officer of the Company	1994
Lawrence A. Dick British Columbia, Canada	Director	Consulting Geologist	1994
Murray Sinclair(1)(2) British Columbia, Canada	Director	Managing Director, Quest Capital Corp. (merchant bank)	2003
Michael Winn(1)(2) California, United States	Director	President, Terrasearch Inc. (consulting company providing analysis on mining and energy companies)	2003
Tina M. Woodside(2) Ontario, Canada	Director	Partner, Gowling Lafleur Henderson LLP (law firm)	2002
Terrance Lyons(1) British Columbia, Canada	Director	Chairman, Northgate Minerals Corporation (mining company)	2005
William Filtness British Columbia, Canada	Chief Financial Officer	Officer of the Company and Senior Consultant, Malaspina Consultants, Inc.	—
Felipe Malbran Santiago, Chile	Vice-President of South American Exploration	Officer of the Company	—
Richard Doran Colorado, United States	Vice-President of Investor Relations	Officer of the Company	—
Randall Moore Oregon, United States	Vice-President of North American Exploration	Officer of the Company	—

Notes:

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

Each of the foregoing individuals has been engaged in the principal occupation set forth opposite his or her name during the past five years or in a similar capacity with a predecessor organization except for: Lawrence A. Dick who, prior to September 9, 2001, was Executive Vice President, Exploration of the Company; Murray Sinclair who, prior to July 2003, was President, Quest Investment Corporation (a publicly traded merchant bank) and, prior to July 2002, was President, Quest Ventures Ltd. (a private merchant bank); William Filtness who, prior to May 2001, was Manager, Corporate Development, Aurizon Mines Ltd. (a mining company); and Randall Moore who, prior to September 2004, was an independent geological consultant/Resources Specialist for the State of Oregon.

As at March 29, 2006, the directors and executive officers of the Company and its subsidiaries as a group, beneficially owned, directly or indirectly, or exercised control or direction over approximately 298,724 common shares of the Company, being approximately 3.2% of the issued and outstanding common shares. The information as to the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by the directors and executive officers, but which are not registered in their names and not being within the knowledge of the Company, has been furnished by such directors and officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

The following information has been furnished by the directors and executive officers of the Company.

Except as set out further below, no director or executive officer of the Company or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

a) is, as at the date hereof or has been, within the 10 years before the date hereof, a director or executive officer of any company (including the Company), that while that person was acting in that capacity,

   i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

   ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

   iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

On February 25, 2002, New Inca Gold Ltd., presently Katanga Mining Limited (formerly Balloch Resources Ltd. (of which A. Murray Sinclair Jr. has been a director since 1998) and New Inca Gold Ltd.) ("NIGL") was issued a cease trade order from the British Columbia Securities Commission (the "BCSC"), the Alberta Securities Commission and the Ontario Securities Commission for failure to file financial statements within the prescribed period of time and pay the filing fees. NIGL has since filed the financial statements and paid the filing fees as required by those securities commissions. Effective October 21, 2003, trading of the securities of NIGL resumed. The Alberta Order was rescinded on October 23, 2003, the Ontario Order was rescinded on March 6, 2003 and the British Columbia Order was rescinded on October 21, 2003.

On February 27, 2002, the BCSC delivered an order relating to an application by Mercury Partners & Company Inc. to overturn a decision of the Canadian Venture Exchange Inc. (as it then was), namely an approval to close a private placement of 4,000,000 common shares of the corporation which was completed in November 2001 (the "BCSC Order"). Subsequent to the private placement, Mr. A. Murray Sinclair was appointed a director of PetroFalcon Corporation (formerly Pretium Industries Inc.). Pursuant to the BCSC Order, PetroFalcon Corporation was required to place the matter before its shareholders and in order that the status quo be maintained to the greatest extent possible until the occurrence of the shareholders meeting, the BCSC considered it to be in the public interest to remove the applicability of exemptions from prospectus and registration requirements for PetroFalcon until the shareholders meeting was held. In addition, the BCSC, during that time period, removed the applicability of exemptions from prospectus and registration requirements for Quest Ventures Ltd. (as subscriber to the private placement referred to above) in respect of the 4,000,000 common shares received pursuant to the private placement referred to above. During this time, Mr. A. Murray Sinclair was also a principal of Quest Ventures Ltd. The approval of shareholders was sought and received in May 2002 at a meeting of shareholders.

No director or executive officer of the Company or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain of the directors and officers of the Company and its subsidiaries are also directors, officers and shareholders of other companies and conflicts may arise between their duties as directors or officers of the Company and its subsidiaries and as directors, officers or shareholders of other companies. All such possible conflicts are required to be disclosed in accordance with the requirements of *The Canada Business Corporations Act* and the Company's Code of Business Conduct and Ethics and those concerned are required to govern themselves in accordance with the obligations imposed upon them by law and such Code.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Company's common shares is CIBC Mellon Trust Company, 320 Bay Street, 6th Floor, P.O. Box 1, Toronto, Ontario M5H 4A6. The register of transfers of the Company's common shares is located in Toronto, Ontario.

MATERIAL CONTRACTS

Copies of the following material contracts have been filed on SEDAR and can be found at www.SEDAR.com. These are the first four joint venture agreements entered into by the Company starting in February 2005 after a number of years of property acquisition and early stage exploration on the Company's portfolio of properties. Each joint venture agreement entered into by the Company, including those described below, is material to the Company; however, the following four agreements were also considered to be not entered into in the ordinary course of business, given that no joint venture agreements had been entered into by the Company for several years prior to February 2005. As the

Company continues to enjoy success in entering into joint venture agreements to further the development of its properties, such as the agreement entered into on March 1, 2006 with Teck Cominco America Incorporated with respect to the Markham Wash property, the Company considers these types of agreements to now be entered into in the ordinary course of the Company's business and therefore are not required by National Instrument 51-102 – Continuous Disclosure Obligations to be filed on SEDAR or described herein.

Teck Cominco America Incorporated Joint Venture Agreement – Monitor Property, United States

The Company entered into an option agreement on February 8, 2005 with Teck Cominco America Incorporated ("TCAI") whereby TCAI can earn up to a 65% joint venture interest in the Monitor copper-silver property located in Pinal County, Arizona. Under the TCAI Agreement, TCAI has the right to earn a 51% interest in the Monitor property by incurring expenditures of US$3,000,000 within five years of which US$250,000 is a guaranteed commitment in the first year. TCAI must pay the Company US$35,000 upon signing and US$50,000 per year over the term of the option for total cash payments of US$285,000. Upon completing the initial earn-in, TCAI has two additional options under which it may earn up to an additional 14% interest (for an aggregate 65% interest) in the property by spending an additional US$4,000,000 and completing a feasibility study, leaving the Company with a 35% interest.

SILEX Bolivia S.A. Joint Venture Agreement – Malku Khota Property, Bolivia

The Company entered into an agreement on February 18, 2005 with Apex Silver Mines Ltd. ("Apex") and its wholly-owned subsidiary, SILEX Bolivia S.A. ("SILEX"), whereby SILEX could earn up to a 70% joint venture interest in the Malku Khota silver-gold property located in the Department of Potosi in west central Bolivia. Under the SILEX Agreement, SILEX had the exclusive right to initially earn a 51% interest in the Malku Khota property by incurring expenditures of US$4,000,000 within the five year and nine-month earn-in period of which US$250,000 was a guaranteed commitment in the first nine months. Apex terminated the SILEX Agreement on February 15, 2006.

Minera Aurex (Chile) Limitada Joint Venture Agreement – Escalones, Chile

The Company entered into an agreement on March 18, 2005 with Minera Aurex (Chile) Limitada ("Aurex"), a subsidiary of Phelps Dodge Corporation, whereby Aurex may earn an initial 60% interest in the Escalones property in Chile by incurring exploration expenditures and making payments to the Company and may elect to earn an additional 12% interest for a total 72% interest by completing a feasibility study. To earn the initial 60% interest, Aurex must spend US$4,000,000 over five years and pay the Company US$260,000 to maintain the option. An initial cash payment of US$10,000 was paid on June 1, 2005, to be followed by annual payments of US$50,000. Upon earn in, Aurex may elect to solely fund a feasibility study in return for an additional 12% interest for a total 72% interest, provided that the feasibility study is completed within seven years of the agreement date. Aurex is required to incur expenditures of at least US$500,000 per year to maintain the option.

BHP Billiton Joint Venture Agreement – Dragoon Property, United States

On April 27, 2005, the Company entered into a letter agreement with BHP Billiton, whereby BHP Billiton can earn up to a 70% joint venture interest in the Dragoon property by completing certain exploration expenditures, making payments to the Company and completing or spending at least US$15,000,000 on a feasibility study. Under the terms of the agreement, BHP Billiton has the exclusive right to initially earn a 51% interest in the Dragoon property by incurring expenditures and making annual payments over a five year earn-in period. To complete its initial earn-in to 51%, BHP Billiton must incur expenditures of US$3,000,000 on the Dragoon property within five years, of which US$100,000 is a guaranteed commitment in the first year. BHP Billiton must pay the Company US$50,000 on or before 13 months of the effective date of the agreement and an aggregate total of a further US$200,000 over the next four years to maintain the option. Upon completing the initial earn-in, BHP Billiton may elect to earn an additional 9% interest for a total of 60% by expending a further US$1,000,000 for a total expenditure of US$4,000,000. BHP Billiton may also increase its interest by a further 10% to a total of 70% by completing a feasibility study or spending at least US$15,000,000 on a feasibility study.

INTERESTS OF EXPERTS

Names and Interests of Experts

The Company's auditors are PricewaterhouseCoopers LLP, Chartered Accountants, 250 Howe Street, Suite 700, Vancouver, British Columbia, V6C 3S7.

Mr. Randall Moore completed NI 43-101 Technical Reports dated May 19, 2004 on the Monitor and Gold Coin Properties in the United States. At the time these reports were completed, Mr. Moore held no securities of the Company. Subsequently on August 6, 2004, Mr. Moore accepted the job of US Exploration Manager for the Company and was awarded 20,000 options with an exercise price of $1.30 per share.

Mr. Kurt Katsura completed NI 43-101 Technical Reports dated May 19, 2004 on the Laurani Property in Bolivia and the Escalones Property in Chile. Mr Katsura does not own any securities in the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.SEDAR.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, is contained in the Company's information circular for its most recent annual meeting of security holders involving the election of directors.

Additional financial information is provided in the Company's financial statements and MD&A for its most recently completed financial year.

AUDIT COMMITTEE INFORMATION

The following information is provided in accordance with Form 52-110F1 under the Canadian Securities Administrators' Multilateral Instrument 52-110 – Audit Committees ("MI 52-110").

The Audit Committee's Charter

The text of the Company's Audit Committee Charter is set out in Schedule "A" hereto.

Composition of the Audit Committee

Currently, the audit committee of the Company (the "Audit Committee") is composed of the following three directors: Messrs. Sinclair (Chair), Winn and Lyons. All three members are considered "independent" and "financially literate" (as such terms are defined in MI 52-110).

Relevant Education and Experience

Each member of the Audit Committee is financially literate, i.e., has the ability to read and understand financial statements. Collectively, the Audit Committee has the education and experience to fulfill the responsibilities outlined in the Audit Committee Charter. The education and current and past experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member is summarized below:

Name	Education and Experience
Mr. Sinclair (Chair)	Mr. A. Murray Sinclair holds a Bachelor of Commerce from Queen's University, Kingston, Ontario. He is the Managing Director of Quest Capital Corp., a merchant bank listed on the Toronto. London and United States Stock Exchanges that provides financial services to small and mid-cap companies operating primarily in North America. Mr. Sinclair is also a director and/or officer of other reporting companies.
Mr. Winn	Mr. Winn manages a consulting company that provides consulting and financial services to energy and mining companies. He is a director of Quest Capital Corp. and is also a director and audit committee member of several public companies operating in the mining and oil and gas sectors. Prior to starting his own company, Mr. Winn was a financial analyst for a southern California brokerage firm where he was responsible for the evaluation of small cap resources stock. Mr. Winn has a Bachelor of Science in geology and has completed undergraduate and graduate business courses.
Mr. Lyons	Mr. Lyons is currently Chairman, Northgate Minerals Corporation which operates the gold-copper Kemess Mine in northern British Columbia. Mr. Lyons is a director of several public and private corporations and currently serves as a director and chairman of the Audit Committee of Canaccord Capital Inc. Mr. Lyons received his MBA from the University of Western Ontario and Bachelor of Applied Sciences from the University of British Columbia.

External Auditor Service Fees (By Category)

For the years ended December 31, 2005 and 2004, PricewaterhouseCoopers LLP and its affiliates received fees from the Company and its subsidiary entities as detailed below:

	December 31, 2005 ($'000)	December 31, 2004 ($'000)
Audit Fees	30	27
Audit-Related Fees	17	17
Tax Fees	45	62
All Other Fees	-	-
Total Fees	$92	$106

The "Audit-Related Fees" noted above were paid to PricewaterhouseCoopers LLP in connection with the review of interim financial statements and accounting guidance in respect of certain property disposal agreements. "Tax Fees" related to tax compliance work in respect of Canadian corporate tax returns, U.S. corporate tax returns and information returns in respect of foreign affiliates and tax planning advice, including advice in respect of the structuring of agreements to dispose of the Vizcachitas property in Chile and the Atocha property in Bolivia.

SCHEDULE A

AUDIT COMMITTEE CHARTER

I. Mandate and Purpose of the Committee

The Audit Committee (the "Committee") of the board of directors (the "**Board**") of General Minerals Corporation (the "Company") is a standing committee of the Board whose primary function is to assist the Board in fulfilling its oversight responsibilities relating to:

(a) the integrity of the Company's financial statements;

(b) the Company's compliance with legal and regulatory requirements, as they relate to the Company's financial statements;

(c) the qualifications, independence and performance of the Company's auditor;

(d) internal controls and disclosure controls;

(e) the performance of the Company's internal audit function; and

(f) performing the additional duties set out in this Charter or otherwise delegated to the Committee by the Board.

II. Authority

The Committee has the authority to:

(a) engage and compensate independent counsel and other advisors as it determines necessary or advisable to carry out its duties; and

(b) communicate directly with the Company's auditor.

The Committee has the authority to delegate to individual members or subcommittees of the Committee.

III. Composition and Expertise

The Committee shall be composed of a minimum of three members, each whom is a director of the Company. Each Committee member must be "independent" and "financially literate" as such terms are defined in applicable securities legislation.

Committee members shall be appointed annually by the Board at the first meeting of the Board following each annual meeting of shareholders. Committee members hold office until the next annual meeting of shareholders or until they are removed by the Board or cease to be directors of the Company.

The Board shall appoint one member of the Committee to act as Chair of the Committee. If the Chair of the Committee is absent from any meeting, the Committee shall select one of the other members of the Committee to preside at that meeting.

IV. Meetings

The Committee shall meet at least four times per year and as many additional times as the Committee deems necessary to carry out its duties. The Chair shall develop and set the Committee's agenda, in consultation with other members of the Committee, the Board and senior management.

Notice of the time and place of every meeting shall be given in writing to each member of the Committee, at least 24 hours (excluding holidays) prior to the time fixed for such meeting. The Company's auditor shall be given notice of every meeting of the Committee and, at the expense of the Company, shall be entitled to attend and be heard thereat. If requested by a member of the Committee, the Company's auditor shall attend every meeting of the Committee held during the term of office of the Company's auditor.

A majority of the Committee shall constitute a quorum. No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present in person or by means of such telephonic, electronic or other communications facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously.

The Committee may invite such directors, officers and employees of the Company and advisors as it sees fit from time to time to attend meetings of the Committee.

The Committee shall meet without management present whenever the Committee deems it appropriate.

The Committee shall appoint a Secretary who need not be a director or officer of the Company. Minutes of the meetings of the Committee shall be recorded and maintained by the Secretary and shall be subsequently presented to the Committee for review and approval.

V. Committee and Charter Review

The Committee shall conduct an annual review and assessment of its performance, effectiveness and contribution, including a review of its compliance with this Charter. The Committee shall conduct such review and assessment in such manner as it deems appropriate and report the results thereof to the Board.

The Committee shall also review and assess the adequacy of this Charter on an annual basis, taking into account all legislative and regulatory requirements applicable to the Committee, as well as any guidelines recommended by regulators or the Toronto Stock Exchange and shall recommend changes to the Board thereon.

VI. Reporting to the Board

The Committee shall report to the Board in a timely manner with respect to each of its meetings held. This report may take the form of circulating copies of the minutes of each meeting held.

VII. Duties and Responsibilities

(a) Financial Reporting

The Committee is responsible for reviewing and recommending approval to the Board of the Company's annual and interim financial statements, MD&A and related news releases, before they are released.

The Committee is also responsible for:

(i) being satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, other than the public disclosure referred to in the preceding paragraph, and for periodically assessing the adequacy of those procedures;

(ii) engaging the Company's auditor to perform a review of the interim financial statements and receiving from the Company's auditor a formal report on the auditor's review of such interim financial statements;

(iii) discussing with management and the Company's auditor the quality of generally accepted accounting principles ("GAAP"), not just acceptability of GAAP;

(iv) discussing with management any significant variances between comparative reporting periods; and

(v) in the course of discussion with management and the Company's auditor, identifying problems or areas of concern and ensuring such matters are satisfactorily resolved.

(b) Auditor

The Committee is responsible for recommending to the Board:

(i) the auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and

(ii) the compensation of the Company's auditor.

The Company's auditor reports directly to the Committee. The Committee is directly responsible for overseeing the work of the Company's auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the Company's auditor regarding financial reporting.

(c) Relationship with the Auditor

The Committee is responsible for reviewing the proposed audit plan and proposed audit fees. The Committee is also responsible for:

(i) establishing effective communication processes with management and the Company's auditor so that it can objectively monitor the quality and effectiveness of the auditor's relationship with management and the Committee;

(ii) receiving and reviewing regular feedback from the auditor on the progress against the approved audit plan, important findings, recommendations for improvements and the auditor's final report;

(iii) reviewing, at least annually, a report from the auditor on all relationships and engagements for non-audit services that may be reasonably thought to bear on the independence of the auditor; and

(iv) meeting in camera with the auditor whenever the Committee deems it appropriate.

(d) Accounting Policies

The Committee is responsible for:

(i) reviewing the Company's accounting policy note to ensure completeness and acceptability with GAAP as part of the approval of the financial statements;

(ii) discussing and reviewing the impact of proposed changes in accounting standards or securities policies or regulations;

(iii) reviewing with management and the auditor any proposed changes in major accounting policies and key estimates and judgments that may be material to financial reporting;

(iv) discussing with management and the auditor the acceptability, degree of aggressiveness/conservatism and quality of underlying accounting policies and key estimates and judgments; and

(v) discussing with management and the auditor the clarity and completeness of the Company's financial disclosures.

(e) Risk and Uncertainty

The Committee is responsible for reviewing, as part of its approval of the financial statements:

(i) uncertainty notes and disclosures; and

(ii) MD&A disclosures.

The Committee, in consultation with management, will identify the principal business risks and decide on the Company's "appetite" for risk. The Committee is responsible for reviewing related risk management policies and recommending such policies for approval by the Board. The Committee is then responsible for communicating and assigning to the applicable Board committee such policies for implementation and ongoing monitoring.

The Committee is responsible for requesting the auditor's opinion of management's assessment of significant risks facing the Company and how effectively they are managed or controlled.

(f) Controls and Control Deviations

The Committee is responsible for reviewing:

(i) the plan and scope of the annual audit with respect to planned reliance and testing of controls; and

(ii) major points contained in the auditor's management letter resulting from control evaluation and testing.

The Committee is also responsible for receiving reports from management when significant control deviations occur.

(g) Compliance with Laws and Regulations

The Committee is responsible for reviewing regular reports from management and others (e.g. auditors) concerning the Company's compliance with financial related laws and regulations, such as:

(i) tax and financial reporting laws and regulations;

(ii) legal withholdings requirements;

(iii) environmental protection laws; and

(iv) other matters for which directors face liability exposure.

VIII. Non-Audit Services

All non-audit services to be provided to the Company or its subsidiary entities by the Company's auditor must be pre-approved by the Committee.

IX. Submission Systems and Treatment of Complaints

The Committee is responsible for establishing procedures for:

(a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

X. Hiring Policies

The Committee is responsible for reviewing and approving the Company's hiring policies regarding partners, employees and former partners and employees of the present and former auditor of the Company.

Adopted by the Board on March 24, 2005.


GENERAL MINERALS
GMC
CORPORATION

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 06-05

General Minerals Stakes the Gold Lake Porphyry Copper-Molybdenum-Gold Target in Southwestern New Mexico

Trading Symbol: GNM-TSX

March 2, 2006

Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

General Minerals Corporation ("GMC") is pleased to announce that it has completed staking of the Gold Lake copper-molybdenum-gold target identified through reconnaissance by GMC in Grant County, New Mexico. The property is approximately 6 miles (9.5 kilometers) south-southeast of the Tyrone porphyry copper deposit and 14 miles (22.5 kilometers) west-southwest of the Chino and Santa Rita porphyry deposits.

GMC has identified a porphyry copper-molybdenum-gold target at Gold Lake which is expressed through surface geochemistry, by strong porphyry style alteration and a large Self Potential (SP) geophysical anomaly covering approximately 3 square kilometres. A total of 143 federal lode claims covering 2,618 acres (1,060 ha) have been located by GMC on Stock Raising Homestead Lands. GMC has entered into surface use agreements with the local ranchers allowing for access and exploration of the lands under claim.

Gold Lake is situated in the southeastern portion of the Big Burro Mountains, which are a block-faulted remnant of an east-west trending structural high known as the Burro Uplift. It has been noted that all major known mineralized Laramide porphyries (the host to most of the US copper porphyries) in southwestern New Mexico are located around the margins of the Burro Uplift.

GMC has identified a quartz monzonite intrusive phase within the Gold Lake project area that intrudes a rhyolite plug suggesting a possible Tyrone equivalent intrusive event within this area. It is believed that this is the first time that the Gold Lake quartz monzonite has been recognized. The Tyrone porphyry copper deposit is associated with a quartz monzonite intrusive of early Tertiary age (dated at 56.2 +/- 1.3 m.y.). Santa Rita is also associated with a quartz monzonite intrusive of early Tertiary age (dated 53 +/- 1.3 m.y.). It is not unreasonable to assume that the Gold Lake quartz monzonite may be of similar age.

GMC mapping has defined porphyry style alteration assemblages at Gold Lake, ranging from quartz-sericite-pyrite (phyllic zone assemblage) to clay +/- sericite (argillic zone assemblage) to fresh rock. The strongest alteration is centered on the quartz monzonite exposures and extends out into the granitic and rhyolitic terrains for distances of several hundred meters. These types of alteration patterns are typical of porphyry copper and molybdenum systems and support the target concept of this being a high level expression of a porphyry system.

GMC has collected 156 rock chip samples and 247 silt samples (94 with results pending) in an effort to characterize the mineralization and develop targets at Gold Lake. The geochemistry along with the geologic and alteration mapping and SP geophysical work have identified what appears to be an upper-level expression of a porphyry copper-molybdenum-gold system.

Rock chip and silt geochemistry help to identify two areas of interest. Both are located in areas where quartz monzonite has been mapped and both areas show strong geochemical signatures in copper, molybdenum, gold, silver, bismuth and uranium. Numerous historic workings are located within these areas which were generally exploited for copper and gold.

Geochemically copper appears to be the most enriched metal from the rock chip sampling with 25 samples having greater than 1,000 ppm Cu and a high value of 11.5%. Molybdenum values ranged up to 0.17% with 15 samples recording values greater than 50 ppm. Silver values ran as high as 385 ppm with 10 samples being greater than 30 ppm. Gold values were as high as 29 ppm and 7 samples contained more than 1 ppm. High values for uranium were 614 ppm and 17 samples had values greater than 30 ppm. Bismuth highs were 2300 ppm and 16 samples were above 20 ppm.

GMC has completed a Self Potential ("SP") geophysical survey over the Gold Lake property. The survey was designed to detect areas of sulfide mineral concentrations within the GMC land position. To date, the survey has detected two high priority anomalies. The survey identified a strong 7,500x4, 500 foot (2,300x1,380 meter) anomaly which has two lobes. The larger of which is located in close proximity to the main geochemical target and the smaller lobe is located slightly west and overlapping a portion of the second geochemical target area. The SP response suggests that a large sulphide body exists within the Gold Lake project area.

Geology, geophysics, alteration, geochemistry and past work all support the concept that Gold Lake represents the upper level expression of a porphyry copper-molybdenum-gold system associated with the quartz monzonite which has been identified.

General Minerals Corporation is an international minerals exploration company focusing its activities in North and South America. The Company has seven properties in the US, three in Bolivia, and one in Chile as well as six in Mexico. The target mineralization is copper, silver and gold. The Company currently has three properties that are under option to major mining companies. Initial drilling programs have been completed on two of these properties and results are pending. The Company continues to maintain three joint venture agreements on the following properties:

Monitor copper-silver prospect (USA) with Teck Cominco Ltd. Drilling began in November, 2005 and was recently completed. Results are pending.

Dragoon copper-molybdenum prospect (USA) with BHP Billiton. Drilling was recently completed on the property and results are pending.

Escalones copper-gold prospect (Chile) with the Phelps Dodge Chilean subsidiary, Minera Aurex (Chile) Limitada; (Drilling permit application in progress with Chilean authorities).

General Minerals' rock samples were analyzed by ACME Laboratories in British Columbia and ALSChemex in Reno, Nevada. Both ACME and ALSChemex are fully ISO 9002 certified facilities. Analyses were carried out by ICP. Mr. Ralph Fitch, President of General Minerals Corporation, is the Qualified Person on the Project as set out by the Toronto Stock Exchange Disclosure Standards and National Instrument 43-101. Mr. Fitch was assisted by Mr. Randy Moore, Professional Geologist number, WA RPG # 1390 also a Qualified Person, and Dr. Jacob Skokan, consulting geophysicist.

The Company is actively seeking new joint ventures on other properties within its portfolio of seventeen properties

For further information, please contact

Richard Doran
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

GENERAL MINERALS CORPORATION


GENERAL MINERALS
GMC
CORPORATION

FOR IMMEDIATE RELEASE: 06-06

General Minerals Corporation Options Markham Wash Porphyry Copper-Gold Prospect Located in Central Arizona to Major

Trading Symbol: GNM-TSX

March 3, 2006

Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

General Minerals Corporation ("GMC or the Company") is pleased to announce that it has entered into a second joint venture option agreement with Teck Cominco American Incorporated ("TCAI"), a wholly owned subsidiary of Teck Cominco Limited, whereby TCAI can earn up to a 65% joint venture interest in the Markham Wash copper property located in Graham County, Arizona. Under the terms of the option agreement TCAI has the exclusive right to initially earn a 51% interest in the Markam Wash property by incurring expenditures and making a reimbursement for land costs paid by General Minerals in early 2006.

To complete its initial earn-in to 51%, TCAI must incur expenditures of US$3,500,000 on the Markham Wash property within five years of the Effective Date of which US$250,000 is a guaranteed commitment in the first year. TCAI will reimburse GMC US$27,920 in land holding costs paid by GMC as part of its first year expenditure obligation. Following its exercise of the option to earn an initial 51% interest, TCAI may elect to earn an addition 9% interest by expending US$4, 000,000 on the Property over 2 years. Thereafter, TCAI may make a separate election to earn an additional 5% interest by sole funding a feasibility study on the Property.

Ralph Fitch, President and CEO of GMC, commented, "We are very pleased to have Teck Cominco join with us on the further exploration of the Markham Wash property and look forward to working with their exploration group. Teck Cominco is a leading worldwide mining and exploration company and brings extensive experience in exploration that will be of great benefit in advancing the project."

The Markham Wash property is located 6 kilometres northwest of Phelps Dodge's Dos Pobres deposit near Safford, Arizona. The mineral rights controlled by GMC are situated along the interpreted Foothill-Butte Fault Zone. The Foothill-Butte Fault Zone strikes northwest from the Sanchez deposit located to the southeast and extends through the Lone Star, San Juan and the Dos Pobres deposits, all controlled by Phelps Dodge, prior to crossing lands controlled by GMC.

The GMC Markham Wash project area lies within the western extension of the mineral belt containing all of these deposits. Markham Wash holds many geologic similarities to the neighboring lands containing the known porphyry copper deposits, though much of the area is masked by post mineral volcanic and alluvial cover. GMC has completed a Self Potential ("SP") geophysical survey totaling over 93 line kilometres. The survey was designed to detect areas of sulfide mineral concentrations within the land position. The survey has detected three high priority anomalies. These SP anomalies total approximately four square kilometres in area and are interpreted as representing sulphide mineralization related to a porphyry copper system. The Company also carried out a geochemical soil survey over a portion of the area and subsequent assay results indicated an area of anomalous copper values coincident with the prime SP anomaly. Prior exploration, including drilling in the Markham Wash area, does not appear to have tested these targets as defined by GMC.

Further exploration by GMC with independent third party consultants includes biotite geochemistry studies and thin section petrographic work. The samples for these studies were taken from an exposed porphyry intrusive located near the geophysical anomalies. Results from these studies suggest that the intrusive has the potential to be associated with a productive porphyry copper system. Historical studies have shown that the mineral biotite has a distinct elemental composition when associated with productive porphyry systems; similarly, the character and type of minerals in the intrusive can also be used as a gauge of the likelihood of the intrusive being related to a copper bearing porphyry system.

General Minerals Corporation is an international minerals exploration company focusing its activities in North and South America. The Company has seven properties in the US, three in Bolivia, and one in Chile as well as six in Mexico. The target mineralization is copper, silver and gold. The Company currently has four properties including Markham Wash that are under option to major mining companies. Initial drilling programs have been completed on two of these properties and results are pending. In addition to the Markam Wash joint venture agreement with TCAI, the Company continues to maintain three additional joint venture agreements on the following properties:

Monitor copper-silver prospect (USA) with TCAI. Drilling began in November, 2005 and was recently completed. Results are pending.

Dragoon copper-molybdenum prospect (USA) with BHP Billiton. Drilling was recently completed on the property and results are pending.

Escalones copper-gold prospect (Chile) with the Phelps Dodge Chilean subsidiary, Minera Aurex (Chile) Limitada; applying for a drilling permit.

The Company is actively seeking new joint ventures on other properties within its portfolio of seventeen properties.

For further information, please contact:

Richard Doran
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

GENERAL MINERALS CORPORATION

MATERIAL CHANGE REPORT

Pursuant to:
Section 67(1)(b) of the Securities Act (British Columbia)
Section 118(1)(b) of the Securities Act (Alberta)
Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

Item 1. Reporting Issuer

General Minerals Corporation
580 Hornby Street
Suite 880
Vancouver, British Columbia
V6C 3B6

Item 2. Date of Material Change

March 1, 2006

Item 3. Press Release

A press release was issued on March 3, 2006 and filed with the Toronto Stock Exchange.

Item 4. Summary of Material Change

General Minerals Corporation ("**GMC**") announced it had entered into a second joint venture option agreement with Teck Cominco American Incorporated ("**TCAI**"), a wholly owned subsidiary of Teck Cominco Limited, whereby TCAI can earn up to a 65% joint venture interest in the Markham Wash copper property located in Graham County, Arizona (the "**Property**")

Item 5. Full Description of Material Change

GMC announced that it has entered into a second joint venture option agreement with TCAI"), whereby TCAI can earn up to a 65% joint venture interest in the Property. Under the terms of the option agreement, TCAI has the exclusive right to initially earn a 51% interest in the Property by incurring expenditures and making a reimbursement for land costs paid by GMC in early 2006.

To complete its initial earn-in to 51%, TCAI must incur expenditures of US$3,500,000 on the Property within five years of the Effective Date of which

US$250,000 is a guaranteed commitment in the first year. TCAI will reimburse GMC US$27,920 in land holding costs paid by GMC as part of its first year expenditure obligation. Following its exercise of the option to earn an initial 51% interest, TCAI may elect to earn an additional 9% interest by expending US$4,000,000 on the Property over 2 years. Thereafter, TCAI may make a separate election to earn an additional 5% interest by sole funding a feasibility study on the Property.

The Property is located 6 kilometres northwest of Phelps Dodge's Dos Pobres deposit near Safford, Arizona. The mineral rights controlled by GMC are situated along the interpreted Foothill-Butte Fault Zone. The Foothill-Butte Fault Zone strikes northwest from the Sanchez deposit located to the southeast and extends through the Lone Star, San Juan and the Dos Pobres deposits, all controlled by Phelps Dodge, prior to crossing lands controlled by GMC.

The Property project area lies within the western extension of the mineral belt containing all of these deposits. The Property holds many geologic similarities to the neighboring lands containing the known porphyry copper deposits, though much of the area is masked by post mineral volcanic and alluvial cover. GMC has completed a Self Potential ("**SP**") geophysical survey totaling over 93 line kilometres. The survey was designed to detect areas of sulfide mineral concentrations within the land position. The survey has detected three high priority anomalies. These SP anomalies total approximately four square kilometres in area and are interpreted as representing sulphide mineralization related to a porphyry copper system. GMC also carried out a geochemical soil survey over a portion of the area and subsequent assay results indicated an area of anomalous copper values coincident with the prime SP anomaly. Prior exploration, including drilling in the Property area, does not appear to have tested these targets as defined by GMC.

Further exploration by GMC with independent third party consultants includes biotite geochemistry studies and thin section petrographic work. The samples for these studies were taken from an exposed porphyry intrusive located near the geophysical anomalies. Results from these studies suggest that the intrusive has the potential to be associated with a productive porphyry copper system. Historical studies have shown that the mineral biotite has a distinct elemental composition when associated with productive porphyry systems; similarly, the character and type of minerals in the intrusive can also be used as a gauge of the likelihood of the intrusive being related to a copper bearing porphyry system.

Item 6. Reliance on Section 67(2) of the Securities Act (British Columbia); Section 118(2) of the Securities Act (Alberta); Section 84(2) of the Securities Act, 1988 (Saskatchewan); Section 75(3) of the Securities Act (Ontario); Section 81(3) of the Securities Act (Nova Scotia) and Section 76(3) of the Securities Act (Newfoundland)

This report is not being filed on a confidential basis.

Item 7. Omitted Information

No information has been omitted in respect of the material change.

Item 8. Senior Officers

Ralph G. Fitch
Chairman, President and Chief Executive Officer
(303) 584-9656

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 9th day of March, 2006.

GENERAL MINERALS CORPORATION

Per: *"Ralph G. Fitch"*
Ralph G. Fitch
Chairman, President and Chief Executive Officer

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Gowling Lafleur Henderson LLP | Barristers & Solicitors | Patent & Trade Mark Agents |



Suite 1600
1 First Canadian Place
100 King Street West
Toronto, Ontario
Canada M5X 1G5
Telephone (416) 862-7525
Facsimile (416) 862-7661
www.gowlings.com

March 30, 2006

VIA SEDAR

British Columbia Securities Commission
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
New Brunswick Administration Branch
Nova Scotia Securities Commission
Securities Commission of Newfoundland & Labrador
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Re: General Minerals Corporation (the "Company")
- Notice Declaring Inteintion to be Qualified under
NI 44-101 Short Form Prospectus Distributions ("Notice")

The attached Notice has been revised to amend the principal regulator of the Company. The Company's SEDAR profile has also been amended to reflect the change.

Yours very truly,

"GOWLING LAFLEUR HENDERSON LLP"

Notice Declaring Intention to be Qualified under
National Instrument 44-101
Short Form Prospectus Distributions
("NI 44-101")

March 24, 2006

To:
British Columbia Securities Commission
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
New Brunswick Administration Branch
Nova Scotia Securities Commission
Securities Commission of Newfoundland & Labrador
Registrar of Securities, Prince Edward Island

General Minerals Corporation (the "Issuer") intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer's intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

GENERAL MINERALS CORPORATION



Per: (Signed)
Chairman, President and Chief Executive Officer